

AdvanSix Sulf-N® Ammonium Sulfate provides growers with vital nutrition needed to nourish the world.

It all starts with...
essential chemistries that make an impact on the world.

ADVANSIX 2023 ANNUAL REPORT

ADVANSIX
Good chemistry.

To My Fellow Shareholders



For AdvanSix, 2023 represented our continued evolution as a diversified chemistry company. We, like many industrial manufacturing and chemical companies, navigated a continued challenging end market environment in 2023; however, these dynamics did not define our course for the year. Rather, the AdvanSix management team, alongside our 1400-plus teammates, focused on performing in the current set of industry dynamics, while executing on long-term priorities including portfolio simplification and investment for improved through cycle profitability.

While the nylon environment has been pressured by unfavorable global industry supply and demand conditions since the fourth quarter of 2022, we've continued to see resilient performance within our acetone portfolio and solid results from our Plant Nutrients business. AdvanSix continued to focus on expanding the earnings power of our business and delivered improved through-cycle profitability relative to prior troughs in 2019 and 2016. Our healthy balance sheet supported our performance as we maintained our organic investments and return of cash to shareholders, including a 10% increase of our dividend.

Of significant note, we continued to drive momentum in our Plant Nutrients business during 2023, one of our most attractive growth markets that supports nourishing the world's growing population. Our SUSTAIN (Sustainable U.S. Sulfate to Accelerate Increased Nutrition) program, a series of projects targeting expansion of our granular ammonium sulfate production by approximately 200,000 tons per year, is aimed at meeting the needs of farmers in North America for essential sulfur nutrition on key crops. This program wins on multiple important fronts—it meets the needs of our customers for the granular form of sulfate; it supports our sustainability objectives with no increases in net energy consumption or emissions; and it improves domestic customer logistics through improved efficiency for truck and rail loading. By completion of this program, we anticipate roughly 75% granular conversion, providing a robust investment return profile at our 20%+ target hurdle rate.

Over the course of 2023, meaningful progress continued to be made on our sustainability initiatives and performance. We introduced our new nylon offering with 100% post-consumer recycled content. Together with our post-industrial recycled Aegis® nylon, these materials enable our customers to accelerate progress in meeting their sustainability goals. In 2023, AdvanSix was recognized with our second consecutive Platinum Rating by EcoVadis, an independent corporate social responsibility assessment agency. The Platinum Rating puts the company in the top one percent of all companies assessed. The company was also recognized by the American Institute of Chemical Engineers (AIChE) for societal contributions, and honored for our commitment to operational excellence, outstanding record of gender diversity in leadership and championing an inclusive workforce. I look forward to sharing our 2023 Sustainability Report with you later this year for more information on our continuous work to promote an economic, social and environmentally sustainable future.

At AdvanSix, we are energized by the opportunity to drive value by supporting our customers' success in areas of highest impact. Our focus remains on performing in the current set of industry dynamics and executing levers in our control, including remaining disciplined on cost and optimizing working capital. This approach coupled with the structural improvements made to the underlying earnings power of our business is core to our strategy to drive accelerated profitable growth in support of our long-term, sustainable performance. I am confident that this will be another exciting year with a demonstrated playbook to maximize our value to our shareholders as a diversified chemistry company.

Thank you for your continued interest in AdvanSix, and stay safe.

Erin N Kane

ERIN N. KANE

President and Chief Executive Officer



ADVANSIX
Good chemistry.

Business Highlights

PERFORMANCE AND COST-ADVANTAGED BUSINESS MODEL SUPPORTED HIGHER THROUGH-CYCLE PROFITABILITY ILLUSTRATING THE VALUE AND RESILIENCE OF OUR DIVERSIFIED CHEMISTRY COMPANY

- FY23 Net Income of $55M, Cash Flow From Operations of $118M
- Navigated unfavorable global nylon industry supply and demand conditions throughout 2023
- Plant Nutrients delivering continued solid results amid lower nitrogen nutrient values and raw material input costs
- Resilient performance within our acetone portfolio in a tight global supply and demand environment

DISCIPLINED CAPITAL DEPLOYMENT WITH FOCUS ON SHAREHOLDER VALUE

- $46M of share repurchases and $17M of dividends paid in 2023, including a 10% dividend increase
- Invested $107M in Capex for long-term sustainable performance
- Maintaining a strong balance sheet and prudent leverage ratios through the cycle; Debt leverage remained below 1.0x

KEY EXTERNAL RECOGNITIONS THIS YEAR



50/50 WOMEN ON BOARDS 3+ THREE OR MORE WOMEN SERVE ON OUR BOARD

2023 PUBLIC COMPANY BOARD OF THE YEAR BY NACD NJ CHAPTER





RESPONSIBLE CARE® OUR COMMITMENT TO SUSTAINABILITY

PLATINUM Top 1% 2023 ecovadis Sustainability Rating

See the reconciliations of non-GAAP financial measures to GAAP financial measures beginning on page 33 of our Annual Report on Form 10-K. Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided. Non-GAAP measures may be calculated in a way that is not comparable to similarly-titled measures reported by other companies. Forward-looking statements are subject to risks, uncertainties and assumptions, all of which are described in our SEC filings, including our Annual Report on Form 10-K.

FY23 SALES

$1.5B

FY23 ADJUSTED EBITDA

$154M

FY23 FREE CASH FLOW

$10M

FY23 RETURN OF CASH TO SHAREHOLDERS

$63M







ADVANSIX
Good chemistry.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-37774

AdvanSix Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2525089
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Kimball Drive, Suite 101 Parsippany, New Jersey	07054
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (973) 526-1800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ASIX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant was approximately $929 million as of June 30, 2023. The market value held by non-affiliates excludes the value of those shares held by executive officers and directors of the registrant.

There were 26,700,024 shares of common stock outstanding at February 2, 2024.

Documents Incorporated by Reference

Part III: Proxy Statement for Annual Meeting of Stockholders to be held June 13, 2024.

TABLE OF CONTENTS

PART I.

Item 1. Business

In this Annual Report on Form 10-K, unless the context otherwise dictates, "AdvanSix," the "Company," "we," "us" or "our" means AdvanSix Inc. and its consolidated subsidiaries.

Corporate History

On October 1, 2016, Honeywell International Inc. ("Honeywell") completed the separation of AdvanSix. The separation was completed by Honeywell distributing (the "Distribution") all of the then outstanding shares of common stock of AdvanSix on October 1, 2016 (the "Distribution Date") through a dividend in kind of AdvanSix common stock, par value $0.01 per share, to holders of Honeywell common stock as of the close of business on the record date of September 16, 2016 who held their shares through the Distribution Date.

Description of Business

AdvanSix Inc. is a diversified chemistry company playing a critical role in global supply chains, innovating and delivering essential products for our customers in a wide variety of end markets and applications that touch people's lives, such as building and construction, fertilizers, agrochemicals, plastics, solvents, packaging, paints, coatings, adhesives and electronics. Our reliable and sustainable supply of quality products emerges from the integrated value chain of our five U.S.-based manufacturing facilities. AdvanSix strives to deliver best-in-class customer experiences and differentiated products in the industries of nylon solutions, plant nutrients and chemical intermediates, guided by our core values of Safety, Integrity, Accountability and Respect. Our four key product lines are as follows:

- **Nylon Solutions**
  - **Nylon** – We sell our Nylon 6 resin globally, primarily under the Aegis® brand name. Nylon 6 is a polymer resin which is a synthetic material used by our customers to produce fibers, filaments, engineered plastics and films that, in turn, are used in such end-products as carpets, automotive and electric components, sports apparel, food packaging and other industrial applications.

  - **Caprolactam** – Caprolactam is the key monomer used in the production of Nylon 6 resin. We internally polymerize caprolactam into Aegis® Nylon 6 Resins, and we also market and sell the caprolactam that is not consumed internally to customers who use it to manufacture polymer resins to produce fibers, compounds and other nylon products. Our Hopewell manufacturing facility is one of the world's largest single-site producers of caprolactam as of December 31, 2023.

- **Ammonium Sulfate** – Our ammonium sulfate is used by customers as a fertilizer containing nitrogen and sulfur, two key plant nutrients. Ammonium sulfate fertilizer is derived from the integrated operations at the Hopewell manufacturing facility. Because of our Hopewell facility's size, scale and technology design, we are the world's largest single-site producer of ammonium sulfate fertilizer as of December 31, 2023. We market and sell ammonium sulfate primarily to North American and South American distributors, farm cooperatives and retailers to fertilize crops.

- **Chemical Intermediates** – We manufacture, market and sell a number of other chemical intermediate products that are derived from the manufacturing processes within our integrated supply chain. Most significant is acetone which is used by our customers in the production of adhesives, paints, coatings, solvents, herbicides and engineered plastic resins. Other intermediate chemicals that we manufacture, market and sell include phenol, alpha-methylstyrene ("AMS"), cyclohexanone, 2-pentanone oxime, cyclohexanol, sulfuric acid, ammonia and carbon dioxide. With the acquisition of U.S. Amines Limited ("U.S. Amines"), we also produce alkyl and specialty amines serving high-value end markets such as agrochemicals and pharmaceuticals.

Each of these product lines represented the following approximate percentage of total sales:

	Years Ended December 31,		
	2023	2022	2021
Nylon	23%	25%	25%
Caprolactam	19%	16%	19%
Ammonium Sulfate	29%	33%	24%
Chemical Intermediates	29%	26%	32%
	100%	100%	100%

The following charts illustrate the distribution of our sales by product line and by region, measured by the destination of each sale, for the year ended December 31, 2023:

2023 Sales By Product Line



Ammonium Sulfate: $441M
Nylon: $357M
Caprolactam: $298M
Chemical Intermediates: $438M

2023 Sales By Region



EMEA: $70M
Asia: $32M
LatAM/Canada: $182M
United States: $1,250M

For information concerning revenues and assets by geographic region, see "Note 3. Revenue" to our Consolidated Financial Statements included in Item 8 of this Form 10-K, which is incorporated herein by reference.

Our manufacturing process is vertically integrated. We use cumene, a chemical compound produced from benzene and propylene, to manufacture phenol, acetone and AMS at our Frankford, Pennsylvania plant. The majority of the phenol we manufacture is further processed at our Hopewell facility through an integrated series of unit operations, which also consume natural gas and sulfur, to primarily produce caprolactam and ammonium sulfate. In 2023, approximately 55% of the caprolactam we produced at our facility in Hopewell, Virginia was shipped to our facility in Chesterfield, Virginia where it was polymerized into Aegis® Nylon 6 resins. During 2022, AdvanSix acquired U.S. Amines, which has two manufacturing facilities located in Bucks, Alabama and Portsmouth, Virginia.

PRECURSOR	PLANT DETAILS		EXTERNAL SALES
Cumene	Frankford Plant	* Second largest producer of Phenol and Acetone in North America	Annual Capacity * 1.1 billion pounds Phenol * 680 million pounds Acetone	Phenol Acetone Alpha-Methylstyrene

Phenol

Sulfur Natural Gas	Hopewell Plant	* One of the world's largest single-site producers of Caprolactam * The world's largest single-site producer of Ammonium Sulfate Fertilizer	Annual Capacity * 805 million pounds Caprolactam * 3.4 billion pounds Ammonium Sulfate * 1.2 billion pounds Sulfuric Acid * 1.3 billion pounds Ammonia	Flake & Molten Caprolactam Sulf-N® Ammonium Sulfate Packaged Ammonium Sulfate Nadone® Cyclohexanone Nadone® Cyclohexanol Oximes

Caprolactam

	Chesterfield Plant	* One of North America's largest sites for Nylon 6 production * Resins in wide range of viscosities and specifications	Annual Capacity * 440 million pounds Nylon 6 Resin	Aegis® Nylon 6 Resins
	U.S. Amines - Bucks Plant - Portsmouth Plant	* A leading North American producer of alkyl and specialty amines serving high-value end markets such as agrochemicals and pharmaceuticals.		Range of alkyl and specialty amines

Our integrated manufacturing process, our scale and the quantity and range of our products make us one of the most reliable and efficient manufacturers in our industry. We consistently focus on and invest in improving production yields from our various manufacturing processes to build on our leading cost position. Our logistics infrastructure enables a reliable intra-plant supply chain and consistent and timely delivery to our customers. In addition, we strive to understand the product applications and end-markets into which our products are sold, which helps us upgrade the quality, chemical properties and packaging of our products in ways which enable us to attract price premiums and greater demand. In February 2022, we successfully completed our second acquisition with the U.S. Amines purchase, adding alkly and allyl amine chemistry to our value chains.

We serve approximately 400 customers globally located in approximately 50 countries. For the years ended December 31, 2023, 2022 and 2021, we had sales of $1,534 million, $1,946 million and $1,685 million with net income of $55 million, $172 million and $140 million, respectively. For the years ended December 31, 2023, 2022 and 2021, our international sales were $284 million, $323 million and $302 million, respectively.

AdvanSix is a single operating segment and a single reportable segment, operating through five U.S.-based manufacturing sites located in Frankford, Pennsylvania, Hopewell, Chesterfield and Portsmouth, Virginia and Bucks, Alabama. The Company's headquarters is located in Parsippany, New Jersey.

Competitive Strengths

Low-Cost Position Driven by Integrated Manufacturing Footprint, Large Scale, Favorable Geographical Location, and High Utilization Rates*. Our vertically integrated manufacturing facilities, scale, access to lower cost raw materials, and high plant utilization rates help us maintain our position as the world's lowest cost producer of caprolactam. First, we are vertically integrated into several key feedstock materials necessary to produce caprolactam, particularly phenol, ammonia and oleum/sulfuric acid, which we believe is a unique advantage in our industry. Our integration allows us to remain flexible, while optimizing sales from our diverse portfolio of products. Second, we operate one of the world's largest single-site caprolactam and ammonium sulfate production facilities, which is a competitive advantage in our globally, fragmented industry. Our scale provides operating and purchasing leverage and the opportunity to achieve stronger business performance than our competitors in several ways. Most fundamentally, it enables us to spread fixed and overhead costs across more pounds of production, thereby enabling us to produce caprolactam at a lower per pound cost than our competitors. Third, the location of our manufacturing operations in the United States affords us access to low-cost natural gas, which is a key raw material needed to manufacture the ammonia used in the production of caprolactam and ammonium sulfate as well as the source of energy for our manufacturing operations. By contrast, a significant number of our competitors are in geographic locations where energy prices are currently substantially higher. Our footprint also provides access to a number of higher value end markets across our product lines. Finally, our long-term customer relationships and contracts enable us to maintain high plant utilization rates, which, along with our size and scale, serves to retain and attract customers who prioritize security of supply.

Diverse Revenue Sources from the Sale of Ammonium Sulfate Fertilizer, Acetone and Other Chemical Intermediates. Due to our specific chemical manufacturing processes, vertical integration and scale, we produce ammonium sulfate fertilizer, acetone and a wide range of other chemical intermediates that enable us to diversify our revenue sources. Most significantly, for every pound of caprolactam produced, we produce approximately four pounds of ammonium sulfate, a fertilizer used by farmers around the world. For many decades, we have employed agronomists to educate growers and retailers in the Americas on the yield value of using ammonium sulfate fertilizer on key crops including corn, wheat, coffee, sugar, cotton and rice. We have initiated a program to educate growers and retailers on the yield benefit of ammonium sulfate fertilizer on soybeans and to generate on-farm research results that support this crop management practice. Traditionally grown as a less resource intensive alternative to corn, we see soybeans as a potential growth area for nitrogen and sulfur fertilizers as researchers continue to better understand the yield increases that growers can realize by fertilizing soybean crops with these two nutrients. We have also diversified and optimized our ammonium sulfate-based offerings to include a spray-grade adjuvant to support crop protection, as well as other specialty fertilizers and products for industrial use. Sales of ammonium sulfate in 2023 were $441 million and represented 29% of our total sales. We are among the most significant suppliers of acetone to a variety of end-markets in North America. Sales of acetone in 2023 were approximately $203 million and represented 13% of our total sales. In addition to ammonium sulfate and acetone, other products from our manufacturing process include high-purity phenol, AMS, cyclohexanone, oximes, cyclohexanol, sulfuric acid, ammonia and carbon dioxide. The diversity of our sales portfolio helps to mitigate, to some extent, the cyclicality in our end-markets. Currently, we not only have leading positions across these diverse product lines but are also aligned to several favorable macro trends that are supporting growth across the portfolio including urbanization and aging infrastructure, digital transformation, global food production and resource scarcity, and a shift to green and performance chemicals. In addition, our acquisition of U.S. Amines in 2022 enables further diversification into agrochemical intermediates, water treatment and pharmaceuticals.

Global Reach. Our cost position, business model, and sales and marketing capabilities enable us to compete globally where nylon resin, caprolactam, ammonium sulfate and chemical intermediates are consumed. In 2023, approximately 18% of our sales were outside the United States. Our freight and logistics capabilities and terminal locations position us well to serve global markets, including the dock and loading facility at our Hopewell facility which serves ocean-going dry-bulk freight vessels. Our global reach enables us to arbitrage geographic price variations to ensure we are receiving the highest value for our products.

Technical Know-How, Customer Intimacy and Application Development Capabilities. Intimate knowledge of our customers and end-market applications, combined with our technical know-how, enables us to develop differentiated products that are often valued higher by customers compared to commodity products. Our Research and Development ("R&D") talent consists of scientists and engineers with degrees in polymer and chemical synthesis, catalysis and chemical engineering, who work not only on developing new products for nylon resins but also driving unique offerings for our chemical intermediates and ammonium sulfate customers. Our R&D team has expanded our capabilities to test and scale production of copolymer Nylon 6/66 resin, which is used in food packaging films and other applications. Our agronomists provide the latest scientific information on the importance of sulfur nutrition for crops and how to optimize the benefits of ammonium sulfate fertilizer to our global customers through a variety of channels including webinars, technical training sessions for retailers and direct grower meetings. Further, members of our technical marketing team, representing each of our major product lines, present at various industry events and conferences to demonstrate our breadth of product offerings and capabilities.

Business Strategies

Operational Excellence and Improving Through-Cycle Profitability. Through our vertical integration, size, access to low-cost raw materials, and high utilization rates, we seek to build on our low-cost leadership position and expand operating margins by reducing our Nylon 6 resin, caprolactam, ammonium sulfate and other chemical intermediate production costs. Our focus on operational excellence and ongoing productivity improvements concentrate on the following:

- Increasing production volume through asset reliability, flexibility and capacity;
- Investing in digital transformation and process automation to optimize and improve operational efficiency;
- Executing planned plant turnarounds and prioritizing replacement maintenance capital investments to mitigate risk and support safe, stable and sustainable operations;
- Investing in intermediate chemical buffer storage capacity to mitigate the unfavorable impact of routine maintenance and unplanned interruptions;
- Energy and direct material initiatives aimed at increasing plant productivity and lowering costs; and
- Procurement processes, competitive bidding and supplier diversification to reduce raw material and indirect costs.

Enhancing Portfolio Resiliency. Our diverse portfolio serves us well particularly during times of uncertainty. Supplementing our exposure to diverse end-use applications, we have enhanced our sales mix through our differentiated product portfolio, which earn gross margins that are roughly double our average base business margin. Over the past several years, we have invested in capabilities to strengthen our innovation, increase the value of our product portfolio and meet customer specifications in certain high value industries including high-purity applications, high-value intermediates and differentiated nylon. We have had successes across the portfolio including our oximes-based EZ-Blox® anti-skinning agent used in paints and coatings, and our Nadone® cyclohexanone product line, which is a solvent used in various high-value applications. Growing off a small base, we have also seen commercial success with our Nylon-based wire and cable offerings as well as copolymer Nylon 6/66 resin, which are used in engineered plastics for the automotive industry, films for food packaging, as well as other higher value applications. We leverage our R&D investments, customer intimacy and knowledge of product applications to develop new resin products to better serve our customers and increase the value of our resin products portfolio. We are focused on working with customers to solve their needs with respect to sustainability and have commercialized our 100% Post-Industrial Recycled resins and films. Our R&D team works with existing and potential customers to understand end-use applications, build application development capabilities and protect the value proposition of our new products. In addition, as a result of recent efforts and enhancements in crystallizer technology and operations, we are now producing a high-quality granular grade ammonium sulfate at greater conversion levels to meet the growing demand of our customers.

Strong Capital Stewardship. We have developed and are executing against a disciplined framework for capital deployment that balances return of cash to shareholders with long-term investment to improve the through-cycle profitability of the business. We are focused on improving our return on invested capital and remain committed to delivering strong and sustainable total shareholder return over the long-term. Our target base capital expenditures are approximately $75 million per year on average between maintenance and health, safety and environmental capital to sustain the business. We have and will continue to flex this level of spend, as needed or required, to address critical enterprise risk mitigation, regulatory compliance and sustainability programs. We will continue to evaluate and execute high-return growth and cost savings capital projects. These efforts target improvement in production rate, cost, quality and yield. As an example, we are accelerating profitable growth through our multi-year SUSTAIN (Sustainable U.S. Sulfate To Accelerate Increased Nutrition) program's planned expansion in granular ammonium sulfate production. We continue to pursue a highly-selective acquisition and alliance strategy to supplement our organic sales by broadening our customer base, developing our technology and product portfolios, and enhancing our cash flow profile and margin stability. On an ongoing basis we evaluate options to return cash to shareholders including significant remaining capacity under our current share repurchase authorization. We initiated our competitive quarterly dividend in 2021 and increased it by 16% in 2022 and another 10% in 2023. The timing, declaration, amount and payment of dividends to stockholders, if any, will be within the sole discretion of our Board of Directors (the "Board").

Industry Overview

Nylon Solutions. Nylon is sold globally as a polymer resin that is drawn into fiber for textiles and carpet and into filament for industrial applications: compounded for engineering plastics largely for automotive end-use; and extruded into film for food and industrial packaging applications. During 2023, approximately seven million metric tons of Nylon 6 resin were produced and consumed globally, with China containing approximately 60% of total global Nylon 6 production capacity and Western Europe and North America combined for approximately 15%. Overall utilization of global production capacity was approximately 55% to 65%. The market growth typically tracks global GDP growth over the long-term but varies by end-use.

Generally, prices for Nylon 6 resin and caprolactam reflect supply and demand trends in the marketplace as well as the value of the basic raw materials used in the production of caprolactam, consisting primarily of benzene and, depending on the manufacturing process utilized, natural gas and sulfur. The global prices for nylon resin typically track a spread over the price of caprolactam, which in turn tracks as a spread over benzene because the key feedstock materials for caprolactam, phenol or cyclohexane, are derived from benzene. This price spread has historically experienced variation as a result of global changes in supply and demand. Nylon 6 resin prices generally track caprolactam prices, although prices set above the average commodity spread are achievable when nylon resin manufacturers, like AdvanSix, formulate and produce differentiated nylon resin products for current and new customer applications. Our differentiated Nylon 6 products, such as our wire and cable, and co-polymer offerings, are typically valued at a higher level than commodity resin products. We believe that Nylon 6 end-market growth will continue to generally track global GDP over the long-term. Carpet is the largest end-use for Nylon 6 in North America and has seen stable to declining demand growth for a number of years reflecting shifts in consumer preferences to hard flooring versus soft and the previous substitution to lower-cost polyester. The housing sector had seen an improving trend in recent years, however, residential construction markets have slowed through 2023 reflecting the rise in interest rates. While Nylon 6 has a stronger presence in commercial carpet applications, including hospitality and office, where the material is preferred for its durability and performance characteristics, growth in both residential and commercial markets are challenged. Applications such as engineered plastics and packaging have potential to grow at faster rates given certain macrotrends.

The global market for Nylon 6 resin and caprolactam has undergone significant change over the past decade. Following a peak in 2011 through the first half of 2016, nylon and caprolactam prices experienced a cyclical period of downturn as Chinese manufacturers entered the market and increased global supply at a time when demand growth remained relatively stable. As a result of the increased capacity and competitive intensity, industry margins for Nylon 6 resin and caprolactam compressed over this period to a low point in mid-2016. In the second half of 2016, capacity reductions by our competitors occurred in North America and Europe improved supply/demand fundamentals in North America while conditions globally remained dynamic. Industry spreads had fluctuated near marginal producer cost since 2016, but, slowing global growth and soft end-market demand, combined with capacity increases and an uncertain macro environment, pressured pricing and spreads during the second half of 2019 and throughout 2020. In 2021, strong end-use demand, combined with industry operational upsets and supply chain disruptions, created an environment for robust performance in Nylon 6. Nylon end-uses are sensitive to consumer demand, which was softer overall through 2023, particularly in consumer durables and residential end markets. However, buyers have explored using Nylon 6 as a substitute for other resins where applications allow, based on the need for reliable, secure long-term supply and performance needs.

Plant Nutrients. Ammonium sulfate fertilizer products are primarily sold in North and South America. Ammonium sulfate is used as a fertilizer providing the key nutrients of sulfur and nitrogen for major agricultural crops globally such as corn, wheat, coffee, sugar, cotton and rice. As of December 31, 2023, ammonium sulfate fertilizer accounts for approximately 6% of the global market for nitrogen fertilizer and over 40% of the global market for sulfur fertilizer. Global prices for ammonium sulfate are influenced by several factors including the price of urea, which is the most widely used source of nitrogen-based fertilizer in the world. Other global factors driving ammonium sulfate fertilizer demand are general agriculture trends, including the price of crops. Strong underlying agriculture fundamentals coupled with elevated global energy input costs and tighter nitrogen fertilizer supply and demand dynamics drove significantly higher nutrient values through most of 2021 and 2022. Nitrogen fertilizer pricing declined through 2023 amid lower energy costs and increases in global supply availability, however, remain favorable relative to historical levels. Our ammonium sulfate product is positioned with the added value proposition of sulfur nutrition to increase yields of key crops. In addition, due to its nutrient density, the typical ammonium sulfate product delivers pound for pound the most readily available sulfur and nitrogen to crops than other fertilizers. We produce a high-quality granular grade of ammonium sulfate to meet the growing demand of our customers. We also directly supply packaged ammonium sulfate to customers, primarily in North and South America, and have diversified and optimized our offerings to include spray-grade adjuvants to support crop protection, as well as other specialty fertilizers and products for industrial use.

Chemical Intermediates. Chemical intermediates are used as key inputs for a variety of end-market products including construction materials, paints and coatings, packaging and consumer applications. The primary products are acetone, phenol, AMS and cyclohexanone. With the acquisition of U.S. Amines in the first quarter of 2022, we have expanded our end markets to include agrochemical, water treatment and pharmaceutical applications with the addition of a range of alkyl and specialty amines. Acetone and phenol represent approximately 46% and 10%, respectively, of our chemical intermediates sales. Acetone global demand totals approximately six million metric tons with the U.S. representing approximately 20% of the global market. Major end-uses for acetone are methyl methacrylate, polycarbonate, epoxy resins, ketones and solvents used widely in automotive and construction, as well as agrochemicals. Polycarbonate and epoxy resins are the largest global end-use for phenol, followed by phenolic resins which are used in construction products, such as wood resins. Industry operating rates for phenol and acetone production have fallen in 2022 and 2023 as global demand drivers have been reduced and are estimated to be less than 70% both globally and in the U.S. with reduced consumer demand. Prices for acetone are influenced by its own supply and demand dynamics but can also be influenced by the underlying move in propylene input costs. In the U.S., where we primarily sell our acetone, there were elevated levels of acetone imports during 2018 and 2019 given high industry operating rates globally, which pressured regional pricing and spreads. As a result of strong global acetone demand driven by favorable COVID-related acetone derivative drivers (hand sanitizers and acrylic screens) in addition to the implementation of acetone anti-dumping duties, acetone imports into the U.S. declined through 2020 and 2021, creating more favorable supply and demand conditions for the product and improved pricing. Generally, industry operating rates in 2022 and 2023 declined further with a reduction in global downstream demand. During 2022 and 2023, supply and demand of acetone was balanced in the U.S. with lower imports along with falling input propylene raw material costs, supporting favorable acetone industry margins. We also saw strong demand for AMS as a result of lower global production output. Supply and demand conditions for the remaining intermediates began to soften in the latter part of 2022 and have continued to remain weak through 2023 to be in line with overall weaker demand and reduced industry output.

Competition

Competition across our product offerings is based on a variety of factors including price, reliability of supply, quality, product innovation, breadth of product line, R&D efforts and technical and managerial capability. While the competitive position of our individual products varies, we believe we are a significant competitor in each major product class. Generally, we compete in global, fragmented markets against competitors with both global operations as well as those operating only within specific geographic regions. AdvanSix competes with integrated manufacturers, such as Highsun Group Holdings Ltd., BASF Corporation, Sinopec Limited, DOMO Chemicals GmbH, Envalior and UBE Corporation. We also compete with synthetic manufacturers of ammonium sulfate, such as Pasadena Commodities International and Nutrien Ltd.; and stand-alone phenol and acetone producers, such as INEOS Phenol and Altivia. In the U.S. Amines business, the key alkyl amines U.S.-based competitor is Eastman Chemical Company.

Product Overview

Nylon and Caprolactam

We manufacture our Nylon 6 resin in our Chesterfield plant. We sell our Nylon 6 resin globally, primarily under the Aegis® brand name. In 2023, our Nylon products generated $357 million of sales. In 2023, 2022 and 2021, Nylon sales were 23%, 25% and 25% of our total sales, respectively.

We produce caprolactam, the key monomer used in the production of Nylon 6 resin, at our Hopewell plant using phenol produced at our Frankford plant and sulfur and natural gas obtained from third-party suppliers. In 2023, caprolactam generated $298 million of sales. In 2023, 2022 and 2021, caprolactam sales were 19%, 16% and 19% of our total sales, respectively.

Ammonium Sulfate

Ammonium sulfate fertilizer is produced simultaneously with caprolactam as part of our integrated manufacturing process at our Hopewell plant. We manufacture this product in a ratio of approximately four pounds of ammonium sulfate to one pound of caprolactam. Our co-product competitors typically produce approximately two pounds or less of ammonium sulfate for each pound of caprolactam. We currently target conversion of approximately 65% of the ammonium sulfate we produce into higher-value granular form and anticipate ongoing increases as we implement our SUSTAIN (Sustainable U.S. Sulfate to Accelerate Increased Nutrition) program. We sell ammonium sulfate under the brand name Sulf-N®, and in 2023, our ammonium sulfate products generated $441 million of sales. In 2023, 2022 and 2021, ammonium sulfate sales were 29%, 33% and 24% of our total sales, respectively.

Chemical Intermediates

We manufacture, market and sell chemical intermediates to a range of customers for use in many different types of end-products. In 2023, chemical intermediates generated $438 million of sales, of which $297 million, or 68%, came from sales of acetone, phenol and cyclohexanone, and $141 million, or 32%, came from sales of our other chemical intermediates. In 2023, 2022 and 2021, sales of chemical intermediates were 29%, 26% and 32% of our total sales, respectively.

The phenol we produce at our Frankford plant is a key chemical intermediate used in our caprolactam manufacturing process. The majority of the phenol we produce is used in production of caprolactam and other chemical intermediates at Hopewell. Any remaining phenol is sold to customers for use in their product applications such as phenolic resins, epoxies and Bisphenol A.

All our acetone is sold to customers for use in products such as methyl methacrylate, polycarbonate, epoxy resins, ketones and solvents used widely in automotive and construction, as well as agrochemicals. Acetone is typically used by our customers as a key raw material in the production of a variety of other chemicals which are then used in the applications listed above.

We also produce and sell AMS, cyclohexanone, oximes and cyclohexanol to customers for use in end-products such as resins, inks, paints, coatings and electronic components. The majority of cyclohexanone we produce is used in our caprolactam manufacturing process with the remainder sold to customers.

As a result of the U.S. Amines acquisition during the first quarter of 2022, we also produce and sell alkyl and specialty amines which are used in agrochemical intermediates, water treatment and pharmaceutical applications.

Raw Materials

The primary raw material used in our manufacturing process is cumene, which is produced from benzene and propylene. We purchase cumene from multiple suppliers to ensure stability of supply and optimal terms. Other important raw materials used in our manufacturing process are natural gas and sulfur, which are used to produce caprolactam and ammonium sulfate. We purchase natural gas and sulfur from a diverse set of suppliers.

Historically, we have been able to renew contracts with our suppliers and obtain sufficient quantities of cumene, sulfur, natural gas and any other key raw materials. Global supply and demand can significantly impact the price of our key raw materials, and historically prices have been cyclical. We mitigate our exposure to commodity price risk primarily through the use of medium- and long-term, formula-based price contracts with our suppliers and formula-based price agreements with customers which structurally pass through increases or decreases in raw material costs.

Sales, Marketing and Distribution

We have a sales force with global reach, long-standing customer relationships and deep expertise with our products, product applications and end-markets. We predominantly sell directly to our customers, primarily under contracts but also through spot transactions under purchase orders and through distributors.

Our products are supported by our global logistics capability that we employ to ensure reliable and timely delivery to our customers while maximizing distribution resources and efficiency.

Customers

Globally, we serve approximately 400 customers in a wide variety of industries located in approximately 50 countries. In 2023, the Company's 10 largest customers accounted for approximately 39% of total sales. Our largest customer is Shaw Industries Group Inc. ("Shaw"), one of the world's largest consumers of caprolactam and Nylon 6 resin. We sell caprolactam and Nylon 6 resin to Shaw under a long-term agreement. Sales to Shaw were 11% of our total sales for the year ended December 31, 2023, and 12% for the years ended December 31, 2022 and 2021. We typically sell to our other customers under master services agreements, with primarily one-year terms, or by purchase orders. We have historically experienced low customer turnover.

Seasonality

We produce ammonium sulfate fertilizer continuously throughout the year as part of our manufacturing process, but quarterly sales fluctuate reflecting both geographical and product sales mix considerations based on the timing and length of the growing seasons in North and South America. North American ammonium sulfate demand and pricing, particularly for our higher-value granular product, are typically strongest during second quarter fertilizer application and then typically decline seasonally with new season fill in the third quarter. Ammonium sulfate industry prices in the U.S. corn belt have declined approximately 10% from the second quarter to the third quarter, on average, since 2016. Due to the ammonium sulfate fertilizer sales cycle, we occasionally build up higher inventory balances because our production is continuous and not tied to seasonal demand for fertilizers. Sales of most of our other products have generally been subject to minimal, or no, seasonality.

Research & Development and Intellectual Property

We believe success in our industry is driven not only by operational excellence and cost position but also through technological strength and innovation. Our R&D activities are regularly prioritized and funded with a stage gate approach with a primary emphasis on improving our chemical manufacturing processes to increase efficiency, capacity and productivity, lower production and operating costs, and innovating and developing new product applications.

We benefit from numerous patents and trademarks that we own. We sell our Nylon 6 resin under the Aegis® brand name and our ammonium sulfate fertilizer under the Sulf-N® brand name. Chemical intermediates are sold under the brand names of Nadone®, Naxol® and EZ-Blox®. We also benefit from technology covered by trade secrets, including know-how and other proprietary information relating to many of our products, processes and technologies. We do not consider any individual patent, trademark or licensing or distribution rights related to a specific process or product to be of material importance in relation to our overall business. In our judgment, our intellectual property rights are adequate for the conduct of our business. We intend to continue taking steps as necessary to protect our intellectual property, including when appropriate, filing patent applications for inventions that are deemed important to our business.

We conduct R&D at technology centers with researchers at our manufacturing sites in Frankford, Pennsylvania and Chesterfield, Virginia.

Regulation and Environmental Matters

We are subject to various federal, state, local and foreign government requirements regarding protection of human health and the environment. Compliance with these laws and regulations results in higher capital expenditures and costs. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental impact, and any resulting financial liability. Some risk of environmental impact is, however, inherent in some of our operations and products, as it is with other companies engaged in similar businesses.

We are and have been engaged in the handling, manufacture, use and disposal of many substances classified as hazardous by one or more regulatory agencies. It is possible that future knowledge or other developments, such as improved capability to detect substances in the environment or increasingly strict environmental laws, standards and enforcement policies, could bring into question our current or past handling, manufacture, use or disposal of these substances.

Among other environmental laws and regulations, we are subject to the Comprehensive Environmental Response, Compensation and Liability Act; the Resource Conservation and Recovery Act and similar state, foreign and global laws for management and remediation of hazardous materials; the Clean Air Act and the Clean Water Act, for protection of air and water resources; the Toxic Substance Control Act ("TSCA"), for regulation of chemicals in commerce and reporting of potential known adverse effects. There are also numerous other federal, state, local and foreign laws and regulations governing materials transport and packaging, under which we may be designated as a potentially responsible party liable for cleanup costs associated with current operating sites and various hazardous waste sites.

Our business may be impacted by potential climate change legislation, regulation or international treaties or accords in the foreseeable future. We will continue to monitor emerging developments in this area.

Our accounting policy for environmental expenditures is discussed in "Note 2. Summary of Significant Accounting Policies" to the audited Consolidated Financial Statements included in this Form 10-K. We continuously seek to improve our health, safety and environmental ("HSE") performance. We have expended funds to comply with environmental laws and regulations and expect to continue to do so.

Our Frankford and Hopewell facilities are regulated facilities under the Maritime Transportation Security Act of 2002 ("MTSA") due to the nature of our operations and the proximity of the facilities to adjacent waterways. As a result, we are required to comply with numerous regulations administered by the Department of Homeland Security, including the development and implementation of compliant security procedures and protocols. Additionally, sales of certain of our products, such as acetone and amines, may implicate List II or other considerations under the Drug Enforcement Act. Such classifications subject us to further compliance audits by the relevant federal and state agencies and place ongoing restrictions on our sales activities.

See "Risk Factors – Extensive environmental, health and safety laws and regulations applicable to our operations, including initiatives related to discharges into the air and water, hazardous waste, sustainability, global warming and climate change, may result in substantial costs and unanticipated loss or liability, which could adversely affect our business, financial condition and results of operations" in Item 1A.

Human Capital Management

As a company, we recognize that our people are our greatest asset and the foundation of our success. We feel a deep sense of responsibility to provide a safe, inclusive and engaging workplace for all our employees and contractors, and strive for a zero-incident safety culture. Our core values of Safety, Integrity, Accountability and Respect guide our day-to-day activities and inform our broader business strategy as we drive safe, stable and sustainable operations through an ownership mentality aligned to shareholder value creation. Our Board, along with management and cross-functional teams, work closely to evaluate and proactively address human capital management topics such as safety, inclusion and diversity, employee development, employee benefits and employee engagement.

Employees

As of December 31, 2023, the Company employed approximately 1,450 people. Of this total, approximately 570 are salaried employees and approximately 880 are hourly employees. Approximately 750 employees are covered under collective bargaining agreements that expire between 2024 and 2028. The Company strives to maintain positive and productive relationships with all of its employees, including the unions representing those employees.

Oversight and Management

Our Board and Board committees provide oversight on various human capital management matters. As noted in their respective charters:
*   Our Health, Safety, and Environmental Committee oversees policies and programs relating to HSE matters, including process safety, HSE management systems and compliance with HSE regulations and compliance.
*   Our Nominating and Governance Committee annually evaluates the effectiveness of our corporate governance framework and corporate social responsibility policies, goals and programs, including oversight of sustainability matters, community engagement and government affairs, as well as such other matters regarding the Company's role as a responsible corporate citizen.
*   Our Audit Committee exercises oversight of enterprise risk assessments and risk management including with respect to current and emerging labor and human capital management risks and seeks to mitigate exposure to those risks.
*   Our Compensation and Leadership Development Committee is responsible for oversight of the performance, development and retention of senior and executive management necessary to support the growth and success of the Company.

Health and Safety

At AdvanSix, safety is our number one core value — we "Live Safety" in all we do. "Live Safety" is an interdependent concept meaning that employees care not only for their own safety, but for the safety of their teammates and the communities in which we operate.

AdvanSix is a Responsible Care® company with a focus on personal and process safety and advancing as a sustainable enterprise. Responsible Care® is the environmental, health, safety and security performance initiative of the American Chemistry Council (ACC). AdvanSix has demonstrated its commitment to the Responsible Care® Guiding Principles, which encourage ethical leadership, product safety, a culture which reduces and manages process safety risk, reduction of pollution and waste, and continuous improvement in environmental, health, safety and security performance.

As an organization, we maintain a relentless focus on continuous improvement and our vision is zero injuries for employees and contractors. Our *CARE* program — *Courage to Act, Respond and Engage* — was launched in 2019 and inspires us to Live Safety in all we do. We use the industry standard Total Case Incident Rate ("TCIR") to measure our ongoing safety performance and compare with benchmarks. TCIR is defined as the number of occupational injuries and illnesses per 100 employees. Our TCIR was 0.97 in 2023, 1.15 in 2022 and 0.48 in 2021.

Equity, Diversity and Inclusion

At AdvanSix, we strive for an inclusive work environment that fosters respect for all our coworkers, customers, suppliers and business partners. We value the diversity reflected in the various backgrounds, experiences, and ideas of our directors, employees, contractors, and other stakeholders. Our Equity, Diversity and Inclusion purpose statement reflects our journey to be our customers' trusted partner for Advantaged Chemistries by caring, innovating and advancing together. To achieve that togetherness, we strive to represent the communities in which we operate, celebrate our differences, inspire belonging, and be tenacious in our pursuit of bringing out the best in people both individually and collectively. Our Code of Conduct outlines our commitment to provide employees a workplace that is free from discrimination or harassment (specifically related to gender, race, disability, ethnicity, nationality, religion and sexual orientation) or personal behavior not conducive to a productive and inclusive work climate. We believe it is important that each employee feels a sense of belonging and is valued as part of the organizational culture we are cultivating, and we feel it is important that each employee sees diverse representation across our AdvanSix team.

AdvanSix joined hundreds of companies in signing the CEO Action for Diversity and Inclusion pledge in 2019, which centers around three main commitments: to have complex discussions about diversity and inclusion, to implement and expand upon unconscious bias education and to share diversity and inclusion practices. We supported this pledge through 2023 as we engaged in honest and transparent conversations with our employees.

During 2023, we progressed a number of key actions to advance equity, diversity and inclusion within the organization including focus group discussions, review of our talent pipeline and overall development programs. Notably, we continued our program of mandating a diverse candidate slate with the goal to increase our organization's workforce diversity and improve outreach in the local communities where we operate. In addition, we created a program in 2022 for inclusive leadership, ensuring our leaders understand

and have the tools to create an inclusive environment where all can thrive. Our second inclusive leadership cohort kicked off a full year of experiential learning in 2023. We held our third annual Days of Understanding at two of our largest manufacturing facilities throughout the summer months to encourage active engagement by leadership with all employees to listen to their experiences and gather feedback for improvement.

AdvanSix also seeks to improve gender equality in the manufacturing industry, starting with supporting science, technology, engineering and math (STEM) education and work in related fields. A group of employees formed Supporting Women in Manufacturing (SWiM), an AdvanSix Employee Resource Group, with the goal of promoting women in manufacturing, female leadership and growth in STEM-related fields. SWiM seeks to raise awareness on these matters through programs, events and discussions, including networking, professional development, outreach, volunteering and internal programs highlighting leadership and career paths in multiple disciplines. AdvanSix is committed to pay equity for its employees and regularly performs reviews of its compensation practices to evaluate and maintain pay equity in several respects, including by gender, ethnicity and race.

At a national level, AdvanSix participates as a patron level supporter of the American Institute of Chemical Engineers' ("AIChE") "Doing a World of Good" initiative that actively supports five high priority pillars within the chemical engineering field that align closely with sustainability and ESG principles including equity, diversity and inclusion. In addition, AdvanSix supports the Future of STEM Scholars Initiative ("FOSSI"), a national, industry-wide program which provides scholarships to students pursuing STEM degrees at Historically Black Colleges and Universities ("HBCUs") and connections to internships, leadership development and mentoring opportunities. During 2023, we welcomed our third class of FOSSI scholars all of whom are in attendance at HBCUs, increasing our total number of scholars to thirteen.

Our senior leadership team was comprised of approximately 50% women in 2023, including our Chief Executive Officer, Chief Human Resources Officer, Chief Information Officer, Vice President Chemical Intermediates, Emerging Chemistries and Vice President, Nylon Solutions Business Director. Four directors of our eight-member Board are women, and two directors of our eight-member Board are ethnically diverse.

Employee Development

AdvanSix seeks to attract the best talent from a diverse range of sources in order to meet the needs of our business now and in the future. We have established strong relationships with community colleges, universities, professional associations and industry groups with a focus on technical positions and development in order to attract talent including by utilizing co-op, internship programs and as a talent pipeline. We have emphasized investing in our talent and focusing on developing our people to incorporate opportunities for advancement based on experiential learning and development. We acknowledge that development is a career-long endeavor and place the greatest emphasis on learning by doing, supported by feedback, training, and self-reflection.

AdvanSix promotes development through training that broadens work-related skills. These include:
- Core competencies for all employees to develop and apply;
- Leadership competencies needed by all employees managing people; and
- Functional competencies that are position specific and used to inform job progression.

We support the continued development of our employees through semi-annual performance and development reviews, including annual enterprise-wide talent development assessments to ensure leadership development and succession planning. We conduct safety and environmental training for new employees as part of HSE orientation, along with job-specific training aligned to roles. Our hands-on coaching and development initiative focused on our front-line teammates is designed to support safe, stable and sustainable operations, providing our operational workforce with the right tools and processes to execute their work efficiently while enabling streamlined decision making to best serve our customers.

A highly trained and engaged workforce is essential for AdvanSix to be our customers' trusted partner, and those partnerships are built by delivering best-in-class experiences that result in satisfied customers and support shareholder return.

Employee Benefits

Our compensation programs are designed to align employee compensation with Company performance and to provide appropriate incentives in order to attract, retain and motivate our employees. We believe that in order to maintain the strength of our workforce, it is critical to monitor and assess the current business environment and labor market to refine our compensation and benefits programs and other resources available to our employees. We seek to offer compensation that is competitive and consistent with employee positions, skill levels, experience and geographic location. In addition to offering competitive base salaries, AdvanSix structures its compensation programs to balance incentive earnings for both short-term and long-term performance.

Our compensation and benefit programs are designed to support our business strategy through four key objectives:
- Attract and retain best-in-class talent;
- Drive and pay for performance that creates superior results and sustainable stockholder value;
- Manage risk through oversight and sound management; and

- Nurture a culture of employee health and wellness.

Information about our Executive Officers

The executive officers of AdvanSix, listed as follows, are appointed annually by the Board. Ms. Kane, Mr. Preston and Mr. Gramm were each first appointed as an executive officer in 2016, and Ms. Slieter and Mr. Kintiroglou were each appointed as executive officers in 2020.

There are no family relationships among them or our Board members.

Name, Age	Position	Business Experience
Erin N. Kane, 46	Chief Executive Officer and Director	Prior to joining the Company, Ms. Kane served as vice president and general manager of Honeywell Resins and Chemicals since October 2014. She joined Honeywell in 2002 as a Six Sigma Blackbelt of Honeywell's Specialty Materials business. In 2004, she was named product marketing manager of Honeywell's Specialty Additives business. From 2006 until 2008, Ms. Kane served as global marketing manager of Honeywell's Authentication Technologies business, and in 2008 she was named global marketing manager of Honeywell's Resins and Chemicals business. In 2011, she was named business director of chemical intermediates of Honeywell's Resins and Chemicals business. Prior to joining Honeywell, Ms. Kane held Six Sigma and process engineering positions at Elementis Specialties and Kvaerner Process. Ms. Kane serves on the Boards of Directors of AdvanSix Inc., the Chemours Company, and the American Chemistry Council. She served on the Board of Directors of the AIChE from 2019 through 2021. Ms. Kane brings to the Board her extensive leadership experience as well as knowledge of AdvanSix's business, industry, health, safety and environmental processes, and operations.
Michael Preston, 52	Senior Vice President and Chief Financial Officer	Prior to joining the Company, Mr. Preston held various finance roles with Honeywell for over 15 years. Mr. Preston began his career with Honeywell in September of 2001 as manager of investor relations. Mr. Preston also held several finance leadership roles within Honeywell, including chief financial officer of the Fluorine Products business, director of financial planning & analysis for the Performance Materials and Technologies segment, and director of business analysis & planning for Honeywell corporate. From 2012 to 2013, Mr. Preston was vice president of business analysis & planning. Mr. Preston served as vice president and chief financial officer for Honeywell's UOP division from 2013 to 2016. Prior to joining Honeywell, he spent seven years in investor relations consulting. Mr. Preston is a Chartered Financial Analyst (CFA) Charterholder and is a member of the CFA Institute and CFA Society New York.
Achilles B. Kintiroglou, 45	Senior Vice President, General Counsel and Corporate Secretary	Prior to being named to his current role, Mr. Kintiroglou was the deputy general counsel of AdvanSix since the spin-off in 2016. Before joining AdvanSix, he was a corporate and securities partner at Day Pitney LLP and a corporate and finance associate at Pillsbury Winthrop Shaw Pittman LLP and Pitney Hardin LLP.
Kelly J. Slieter, 49	Senior Vice President and Chief Human Resources Officer	Prior to joining the Company, Ms. Slieter served as vice president of human resources of Honeywell International Inc. since 2018. She joined Honeywell in 1997 as an intern and subsequently served in various human resources roles through 2003, including as M&A integration leader and as HR manager for multiple business units. From 2003 to 2004, she served as human resources manager at Bristol-Myers Squibb Company. From 2004 to 2005, she served as organization development manager for Tyco International. Ms. Slieter rejoined Honeywell in 2005 and served in roles with increasing responsibility through 2015, including, director of HR functional excellence, corporate; director of organization development & learning for the Automation & Control Solutions business; director of human resources for Honeywell Building Solutions; and senior director, human resources corporate. From 2015 through 2018, she served as vice president, human resources of the Honeywell UOP business.
Christopher Gramm, 54	Vice President, Controller	Prior to joining the Company, Mr. Gramm served as vice president and controller of the aerospace and corporate government compliance divisions at Honeywell. He joined Honeywell in 1997 as a senior staff accountant. Over the course of the period from 1997 to March 2011, Mr. Gramm held several positions at Honeywell, including controller and chief financial officer of various divisions focused on areas including specialty materials and resins and chemicals. Beginning in March 2011, he was vice president and controller of the aerospace division at Honeywell. From August 2014 to November 2015, Mr. Gramm served as vice president of finance for the integrated supply chain of the aerospace division at Honeywell. Before joining Honeywell, Mr. Gramm was a manager at Corning Life Sciences.

Other Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are available free of charge on our website (www.AdvanSix.com) under the heading Investors (see SEC Filings) immediately after they are filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). In addition, in this Form 10-K, the Company incorporates by reference certain information from parts of its Proxy Statement for the 2024 Annual Meeting of

Stockholders, which will also be available free of charge on our website. Information contained on, or that may be accessed through, our website does not and will not constitute part of this Form 10-K. Our filings with the SEC are also available on the SEC website at www.sec.gov.

We are a Delaware corporation that was incorporated on May 4, 2016. Our principal executive offices are located at 300 Kimball Drive, Suite 101, Parsippany, NJ 07054. Our telephone number is (973) 526-1800. Our website address is www.AdvanSix.com.

Item 1A. Risk Factors

Cautionary Statement Concerning Forward-Looking Statements

All statements other than statements of historical fact included in this Form 10-K including, without limitation, statements under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other parts of this Form 10-K regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this Form 10-K, words such as "expect," "anticipate," "estimate," "outlook," "project," "strategy," "intend," "plan," "target," "goal," "may," "will," "should," and "believe," and other variations or similar terminology and expressions identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. They are not guarantees of future performance and actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. We do not undertake to update or revise any of our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties that can affect our performance in both the near- and long-term. These forward-looking statements should be considered in light of the information included in this Form 10-K, including, in particular, the factors discussed below. These factors may be revised or supplemented in subsequent reports on Forms 10-Q and 8-K.

Risk Factors

You should carefully consider all information in this Form 10-K and each of the risks described below, which we believe are the principal risks we face. Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Form 10-K.

Risks Relating to Our Business

The industries in which we operate experience cyclicality which can cause significant fluctuations in our cash flows and may adversely affect our business, financial condition and results of operations.

Our historical operating results reflect the cyclical nature of the industries in which we operate including with respect to our Nylon 6 resin, caprolactam, ammonium sulfate fertilizer, phenol and acetone products. We experience cycles of fluctuating supply and demand for each of our products resulting in changes in selling prices and margins. Periods of high demand, tight supply and increasing operating margins tend to result in increases in capacity and production until supply exceeds demand, generally followed by periods of oversupply and declining prices. While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, by emphasizing higher margin products and by seeking to control transportation, selling and administration expense, we cannot assure you that these efforts will be sufficient to offset, in whole or in part, the effect of possible decreases in pricing on our operating results. As a result of potential cyclicality, we cannot assure you that pricing or profitability in the future will be comparable to any historical period, including the most recent period shown in our operating results. Structural changes in industry and customer trends for our products could adversely affect our business, financial condition and results of operations.

Difficult and volatile conditions in the overall economy, particularly in the United States but also globally, and in the capital, credit and commodities markets could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by difficult global economic conditions and significant volatility in the capital, credit and commodities markets and in the overall economy. Adverse events affecting the health of the economy, including inflation and potential recessionary pressures, rising interest rates, supply chain issues, labor market shortages, trade conflicts including export and import restrictions, tariffs and other trade barriers, the COVID-19 pandemic and any resurgences or other pandemics, the threat of war and geopolitical concerns, including as a result of the conflict between Russia and Ukraine, the conflict in Israel and Gaza and the possible expansion of such conflicts, sovereign debt and economic crises, terrorism and protectionism could have a negative impact on the health of the global economy. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions or on the stability of global financial markets which may affect us and our customers. For example:

- Weak economic conditions, especially in our key value chains and end markets, could reduce demand for our products, impacting our sales and margins;

- As a result of volatility in commodity prices, and increased inflation, we may encounter difficulty in achieving sustained market acceptance of past or future price increases;

- In addition, in the event of continued high inflationary pressure, we may not be able to adjust our pricing or increase our productivity and reduce our costs sufficient to offset increased costs, which could reduce our margins and profitability;

- Market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could cause decreases in demand for our products, decreased product prices and lower volumes and margins, potentially resulting in decreased sales and earnings;

- Under difficult market conditions, there can be no assurance that access to credit or the capital markets would be available to us or sufficient, and as such, we may not be able to successfully obtain additional financing on reasonable terms, or at all; and

- Market conditions and credit availability could adversely affect the financial situation of raw material suppliers and their ability to deliver key materials, thus impacting our ability to run our production facilities at the intended rates.

We are unable to predict the duration of economic conditions, whether current economic conditions may erode further over time, or the effects of such conditions on financial markets or our business and results of operations. Volatility and uncertainty surrounding future economic conditions such as inflation, potential recessionary pressures or rising interest rates may at times make it challenging to identify risks that may affect our business, sources and uses of cash, financial condition and results of operations. If economic conditions deteriorate, our results of operations, financial condition and cash flows could be materially adversely affected.

Any significant unplanned downtime or material disruption impacting any of our production facilities, logistics operations or information technology infrastructure, or any third party on which we rely, may adversely affect our business, financial condition and results of operations.

We seek to run our complex production facilities on a nearly continuous basis for maximum efficiency and we rely on the integrity of our logistics operations for the uninterrupted operations of our business. While we have made significant annual capital improvements at our manufacturing plants and utilize maintenance excellence and mechanical integrity programs, operational issues have occurred for us in the past and may occur in the future, which could cause damage to our manufacturing and production equipment and ancillary facilities. Unplanned interruptions in our production capabilities may adversely affect our production costs, product lead times, our ability to supply our customers on a timely basis, potential loss of customers, and our earnings during the affected period.

As a result of the scale and quantity and range of our product offerings, as well as the significant level of integration across our manufacturing facilities, we are also exposed to increased risk associated with unplanned downtime or material disruptions at any one of our production facilities, which have occurred in the past and which may occur in the future, and which could impact our supply chain and our manufacturing process.

Unplanned interruptions at our production facilities have occurred in the past and may occur in the future, and we may not have enough intermediate chemical inventory at any given time to offset production losses. Our business interruption insurance coverage may not cover all costs or losses associated with unplanned downtime, or such insurance may not continue to be available in amounts or on terms acceptable to us, or at all. Moreover, taking our production facilities offline for regularly scheduled repairs can be an expensive and time-consuming operation with risk that discoverable items and delays during the repair process may cause additional unplanned downtime. Any such unplanned downtime at any of our production facilities may adversely affect our business, financial condition and results of operations.

Our production facilities and logistics operations, as well as those of our suppliers or other third parties on which we rely, are also subject to the risk of catastrophic loss and material disruptions due to unanticipated events, such as unexpected repairs or other operational and logistical problems, severe weather conditions, personal injury or major accidents, prolonged power failures, chemical spills, fires, explosions, acts of terrorism, earthquakes, pandemics or other natural disasters, that we or such third party may experience. While we seek to mitigate our risk of unplanned interruptions, we have experienced such unplanned interruptions in the past with respect to both our operations and the operations of third parties as described in our reports filed or furnished with the SEC, and there is no assurance that we or other third parties on which we rely will not experience unplanned interruptions in the future. In addition, disruptions to our information technology infrastructure from system failures, shutdowns, power outages, telecommunication or utility failures, cybersecurity incidents, and other events, including disruptions at our cloud computing, server, systems and other third party IT service providers, or as a result of system upgrades or digital transformation, could interfere with our operations, interrupt production and shipments, damage customer and business partner relationships, and negatively impact our reputation. Depending on the nature, extent and length of any interruption from any such event, the results could adversely affect our business, financial condition and results of operations.

Raw material price fluctuations and the ability of key suppliers to meet delivery requirements can increase the cost of our products and services, impact our ability to meet commitments to customers and cause us to incur significant liabilities.

The cost of raw materials, including cumene, natural gas and sulfur, is a key element in the cost of our products. Our inability to offset material price inflation through increased prices to customers, formula-based or long-term fixed price contracts with suppliers, productivity actions or commodity hedges could adversely affect our business, financial condition and results of operations.

Although we believe that our sources of supply for raw materials are generally appropriate for our expected needs, it is difficult to predict the impact that shortages of raw materials or price increases may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' inability to scale production and adjust delivery of long lead-time products during periods of fluctuating demand. Our inability to satisfy our supply needs would jeopardize our ability to fulfill obligations under contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations and damage to customer relationships.

When possible, we have purchased, and we plan to continue to purchase, raw materials, including cumene, natural gas and sulfur, through negotiated medium- or long-term contracts. To the extent we have been able to achieve favorable terms in our existing negotiated contracts, we may not be able to renew such contracts at the current terms or at all, and this may adversely impact our results of operations. Further, if the markets for our raw materials significantly change, we may be bound by the terms of our existing supplier contracts and obligated to purchase raw materials at disadvantaged terms as compared to other market participants.

Disruptions in transportation or significant changes in transportation costs could adversely impact our business, financial condition and results of operations.

We rely heavily on third party transportation to deliver raw materials to our facilities and ship products to our customers. Transport and pipeline operators are exposed to various risks, such as extreme weather conditions, natural disasters, work stoppages, personnel shortages, and operating hazards, as well as interstate and international transportation requirements. If we experience transportation problems, or if there are other significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship products to our customers. We seek to maintain appropriate buffer inventory of intermediate chemicals necessary for our manufacturing process, which are intended to mitigate the extent of any delays or disruptions in supply chain logistics. However, our failure to obtain raw materials, ship products or maintain sufficient buffer inventory could materially and adversely impact our business, financial condition and results of operations.

The loss of one or more of our significant customers could adversely affect our business, financial condition and results of operations.

Our business depends on significant customers, many of whom have been doing business with us for decades. The loss of one or several significant customers may have an adverse effect on our business, financial condition and results of operations. In 2023, our 10 largest customers accounted for approximately 39% of our total sales across all product lines. Our largest customer is Shaw, one of the world's largest consumers of Nylon 6 resin and caprolactam. We sell caprolactam and Nylon 6 resin to Shaw under a long-term agreement. We typically sell to other customers under master services agreements, with primarily one-year terms, or by purchase orders. If our sales to any of our significant customers were to decline, we may not be able to find other customers to purchase the excess supply of our products. The loss of one or several of our significant customers, or a significant reduction in purchase volume by any of them, or significant unfavorable changes to pricing or other terms in contracts with any of them, could have an adverse effect on our business, financial condition and results of operations. We are also subject to credit risk associated with customer concentration. If one or more of our largest customers were to become bankrupt or insolvent, or otherwise were unable to pay for our products, we may incur significant write-offs of accounts that may have an adverse effect on our business, financial condition and results of operations.

Our operations and growth projects require substantial capital and we may not be able to obtain additional capital that we need in the future on favorable terms or at all.

Our industry is capital intensive, and we may require additional capital in the future to finance our growth and development, upgrade and improve our manufacturing capabilities, satisfy regulatory and environmental compliance obligations, achieve sustainability priorities or goals adopted by the Company, implement further marketing and sales activities, fund ongoing R&D activities, and meet general working capital needs. Our capital requirements will likely depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology, new products and R&D projects and the status and timing of these developments. Our capital projects and other growth investments may have lengthy deadlines during which market conditions may deteriorate between the capital expenditure's approval date and the conclusion of the project, negatively impacting projected returns on our investments. Delays or cost increases related to capital and other spending programs, including those relating to plant improvements and development of new technologies, could materially adversely affect our ability to achieve forecasted operating results. In addition, we may need to seek additional capital in the future, and debt or equity financing may not be available to us on terms we find acceptable, if at all. Certain U.S. and non-U.S. financial institutions experienced crisis in 2023, resulting in disruption in the financial markets. Such events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or the financial services industry generally, or concerns about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems, which could significantly impair our access to funding sources or other credit arrangements in amounts adequate to finance our current and future business operations or could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional common equity, ownership in AdvanSix would be diluted. We believe that we currently have adequate capital resources to meet our projected operating needs, capital expenditures and other expected cash requirements. However, we may need additional capital resources in the future, and if we are unable to obtain sufficient resources for our operating needs, capital expenditures and other cash requirements for any reason, our business, financial condition and results of operations could be adversely affected.

Our competitive position, as well as our failure to develop and commercialize new products or technologies to address our customers' needs and to effectively compete, could adversely affect our business, financial condition and results of operations.

Competition in the industries we serve is based on factors such as price, product quality and service. Additionally, the markets for our products are characterized by significant competition, both regionally and internationally, new industry standards, evolving distribution models, customer price sensitivity, and disruptive product and manufacturing process innovations. In addition to changes in regulations, the impact of health, sustainability, and safety concerns could increase the costs incurred by our customers to use our products and otherwise limit the use of these products, which could lead to decreased demand for these products. Any of these factors could create pressure on pricing and gross margins and could adversely impact our business. As a result, our competitors may be able to deliver greater innovation, respond more quickly to new or emerging technologies and changes in market demand, allocate more resources to the development, marketing and sale of their products, successfully expand into emerging markets, improve their cost structures, or price their products more aggressively than us.

Our continued ability to enhance our existing product offerings, as well as the successful development and commercialization of new products and technologies, are drivers to our future strategy. The development and commercialization of new products and technologies requires significant investment in R&D, capital expenditures, production and marketing. The sales and development cycle for our products is subject to customary budgetary constraints, internal acceptance procedures, competitive product assessments, scientific and development resource allocations and regulatory limitations, many of which may be beyond our control. If we are not able to successfully accommodate these factors to enable customer development success, we could be unable to achieve sufficient sales to reach the level of profitability we may expect or compete effectively. There is no assurance that we will be able to continue to identify, develop, market or, in certain cases, secure regulatory approval for, new products in a timely manner or at all, as may be required to replace or enhance existing products. We cannot be certain that costs incurred by investing in new products and technologies will result in an increase in our revenues or profits. Our ability to keep pace with our competitors and the success of any new products and technologies is uncertain and could adversely affect our business, financial condition and results of operations.

Hazards and compliance costs associated with chemical manufacturing, storage and transportation could adversely affect our business, financial condition and results of operations.

There are hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards could lead to an interruption or suspension of operations and could have an adverse effect on the productivity and profitability of a particular manufacturing facility, or on us as a whole. While we endeavor to provide adequate protection for the safe handling of these materials, issues could be created by various events, including natural disasters, severe weather events, acts of sabotage, human error, and performance by third parties, and as a result, we could face potential hazards such as piping and storage tank leaks and ruptures, mechanical failure, employee exposure to hazardous substances and chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines, work stoppage injunctions, lawsuits by injured persons, damage to our public reputation and brand and diminished product acceptance. If such actions are determined to be adverse to us or there is an associated economic impact to our business, we may have inadequate insurance or cash flow to offset any associated costs. Such outcomes could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability and claims for third-party property damage or personal injury stemming from alleged environmental or other torts or otherwise. We have noted a nationwide trend in purported class actions against chemical manufacturers generally seeking relief such as medical monitoring, property damages, off-site remediation and punitive damages arising from alleged environmental or other torts without claiming present personal injuries. We also have noted a trend in public and private nuisance suits being filed on behalf of states, counties, cities and utilities alleging harm to the general public.

Various factors or developments can lead to changes in current estimates of liabilities such as a final adverse judgment, significant settlements or changes in applicable law. An adverse outcome or unfavorable development in any one or more of these matters could be material to our financial results and could adversely impact the value of any of our brands associated with any such matters.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. Additionally, we may be required to indemnify Honeywell for amounts related to liabilities allocated to, or assumed by, us in connection with our spin-off. If we are required to make any such payments, the payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our business, financial condition and results of operations.

Any acquisition, strategic relationship, joint venture or investment could disrupt our business and harm our financial condition. Our inability to successfully acquire and integrate other businesses, assets, products or technologies or realize the financial and strategic goals that were contemplated at the time of any transaction could adversely affect our business, financial condition and results of operations.

We actively evaluate acquisitions, strategic relationships, joint ventures, collaborations, and strategic investments in businesses, products or technologies that we believe could complement or expand our business, broaden our technology and intellectual property or otherwise offer growth or cost-saving opportunities. Any of these transactions may be complex, time consuming and expensive, and may present numerous challenges and risks. In 2021, we completed the acquisition of certain assets of Commonwealth Industrial Services, Inc., and in February 2022, we completed the acquisition of U.S. Amines, Ltd.

Lack of control over the actions of our business partners in any strategic relationship, joint venture or collaboration could significantly delay the introduction of planned products or otherwise make it difficult or impossible to realize the expected benefits of such relationship. An investment in, or acquisition of, complementary businesses, products or technologies in the future could materially decrease the amount of our available cash or require us to seek additional equity or debt financing. We may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues. Additionally, in connection with any acquisitions we complete, we may not achieve the synergies or other benefits we expected to achieve, and we may incur unanticipated expenses, write-downs, impairment charges or unforeseen liabilities that could negatively affect our business, financial condition and results of operations, have difficulty incorporating the acquired businesses, disrupt relationships with current and new employees, customers and vendors, incur significant debt or have to delay or not proceed with announced transactions. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters.

The occurrence or threat of extraordinary events, including terrorist attacks, may disrupt our operations and could adversely affect our business, financial condition and results of operations.

Due to concerns related to terrorism, we are subject to various security laws including Maritime Transportation Security Act of 2002 ("MTSA") regulations. Our Frankford and Hopewell facilities are regulated facilities under MTSA due to the nature of our operations and the proximity of the facilities to adjacent waterways. Federal, state, local and foreign governments could implement new or impose more stringent regulations affecting the security of our plants, terminals and warehouses or the transportation and use of fertilizers or other chemicals. These regulations could result in higher operating costs or limitations on the sale of our products and could result in significant unanticipated costs, lower sales and reduced profit margins. It is possible that federal, state, local and foreign governments could impose additional limitations on the use, sale or distribution of chemicals we produce and sell, thereby limiting our ability to manufacture or sell those products, or that illicit use of our products could result in potential exposure for us. The occurrence of extraordinary events, including future terrorist attacks and the outbreak or escalation of hostilities, cannot be predicted, and their occurrence can be expected to continue to negatively affect the economy in general, and the markets for our products in particular. The resulting damage from an attack on our assets could include loss of life and property damage. In addition, available insurance coverage may not be sufficient to cover all of the damage incurred or, if available, may be prohibitively expensive.

Failure to protect our intellectual property could adversely affect our business, financial condition and results of operations.

Intellectual property rights, including patents, trade secrets, confidential information, trademarks, trade names and trade dress, are important to our business. We will endeavor to protect our intellectual property rights in key jurisdictions in which our products are produced or used. However, we may be unable to obtain protection for our intellectual property in such key jurisdictions. Although we own and have applied for numerous patents and trademarks, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management's attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our business, financial condition and results of operations. Similarly, third parties may assert claims against us and our customers and distributors alleging our products infringe upon third-party intellectual property rights. Such claims could result in significant costs and diversion of our resources and our management's attention and we may not prevail in any resulting suits or proceedings.

We also rely materially upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we institute and maintain policies, internal security measures, and agreements to protect our trade secrets and other intellectual property, any failure to protect this intellectual property could negatively affect our future performance and growth.

Some of our workforce is represented by labor unions and our business could be harmed in the event of a prolonged work stoppage.

Approximately 750 of our employees are covered under collective bargaining agreements that expire between 2024 and 2028, which represents approximately 52% of our employee base as of December 31, 2023. From time to time, we engage in negotiations to renew collective bargaining agreements as those contracts are scheduled to expire. In April 2023, a labor strike was initiated by the Hopewell South bargaining unit, affecting approximately 340 workers at the Company's manufacturing facility in Hopewell, Virginia, which was later resolved in May 2023 when the bargaining unit voted to ratify a new five-year collective bargaining agreement. Ultimately, we cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. We may experience work stoppages, which could negatively impact our ability to manufacture our products on a timely basis and, ultimately, our business, financial condition and results of operations.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our business, financial condition and results of operations.

Due to the complex nature of our manufacturing business, our future performance is highly dependent upon the continued services of our key engineering personnel, scientists and our senior management team, the development of additional management personnel and the hiring of new qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting or retaining qualified personnel. The loss of key employees, our inability to attract new, qualified employees or adequately train employees, or any delay in hiring key personnel, could negatively affect our business, financial condition and results of operations.

Cybersecurity threats and incidents continue to increase in frequency and sophistication. A successful cybersecurity attack could disrupt our business operations, result in the loss of critical and confidential information belonging to us, our customers and other business partners, and adversely impact our reputation, financial condition and results of operations.

Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology ("IT") systems to sophisticated and targeted measures known as advanced persistent threats, directed at AdvanSix, its plants and operations, its products, its customers and/or its third-party service providers including cloud providers. The techniques used to obtain unauthorized access to networks, or to sabotage IT systems, change frequently and generally are not recognized until launched against a target. We may be unable to anticipate these techniques or to implement adequate preventative measures. While we have experienced, and expect to continue to experience, these types of threats, our information technology infrastructure, including cybersecurity controls, is designed to deploy comprehensive measures to deter, prevent, detect, respond to and mitigate these threats including access controls, data encryption, vulnerability assessments, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems. We track cyber performance metrics and conduct training of our employees on protective measures regarding information security, data privacy, cyber-attacks and recognizing phishing attempts. Despite these efforts, cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of our plant operations and business generally or the disruption of the operations and businesses of our vendors or customers. Additionally, we use third-party vendors that may store sensitive data, including confidential information about our employees, and these third parties are subject to their own cybersecurity threats. While our standard vendor terms and conditions include certain safeguards, including requiring the use of appropriate security measures to prevent unauthorized use or disclosure of our data, a breach at these third-party vendors may occur regardless of our efforts to mitigate the possibility of any such breach. The potential consequences of a material cybersecurity incident on our own systems or the systems of those with whom we do business include reputational consequences, safety risk, operational disruptions, physical damage to our assets, claims from and litigation with third parties, fines levied by governmental authorities, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could, individually or in the aggregate, adversely affect our competitiveness, plant operations, business, financial condition and results of operations. We maintain cyber liability insurance, but this insurance may not be sufficient to cover the losses that may result from a cybersecurity incident.

Data privacy, information security and protection of confidential information may require significant resources and present certain risks.

We maintain, have access to and process certain confidential or sensitive data, including proprietary business information, personal data and other information that may be subject to privacy and security laws, regulations and/or customer-imposed controls. Despite our efforts to protect such information and data, we may be vulnerable to material security breaches, theft, misplaced or lost data, or errors by employees or third-party providers that could potentially cause such information and data to be compromised, or lead to improper use of our systems or networks, unauthorized access, use, disclosure, modification or destruction of information, and operational disruptions. In addition, there are different and potentially conflicting data privacy laws in effect in the domestic and foreign jurisdictions in which we operate, including the General and Data Protection Regulations implemented in the European Union, and we must comply with all applicable laws and standards. Noncompliance with these laws can result in reputational damage, fines and penalties, and enforcement proceedings and litigation, any of which may adversely affect our business, reputation, financial condition and results of operations.

We may be required to make significant cash contributions to our defined benefit pension plan.

We sponsor a defined benefit pension plan under which certain eligible AdvanSix employees who were employed by Honeywell prior to the spin-off earn pension benefits as if they remained employed by Honeywell. Significant changes in actual investment return on pension assets, discount rates, retirement rates and other factors could require unplanned cash pension contributions in future periods. Changes in discount rates and actual asset returns different from our anticipated asset returns can result in significant non-cash actuarial gains or losses. With regard to cash pension contributions, funding requirements for our pension plans are largely dependent upon interest rates, actual investment returns on pension assets and the impact of legislative or regulatory changes related to pension funding obligations. Our pension contributions may be material and could adversely impact our financial condition, cash flow and results of operations. We made no pension contributions during 2023, but may make pension contributions in future periods to satisfy funding requirements.

We may be required to record significant charges from impairment to goodwill, intangibles, and other long-lived assets.

We are required under U.S. Generally Accepted Accounting Principles ("GAAP") to test our goodwill for impairment annually or more frequently if indicators for potential impairment exist. Indicators that are considered include significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, or a significant decline in the Company's stock price and/or market capitalization for a sustained period of time. In addition, we periodically review our intangible and other long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible and other long-lived assets may not be recoverable include slower growth rates, the loss of a significant customer, burdensome new laws, or divestiture of a business or asset for less than its carrying value. There are inherent uncertainties in management's estimates, judgments, and assumptions used in assessing recoverability of goodwill, intangibles, and other long-lived assets. Any material changes in key assumptions, including failure to meet business plans, a deterioration in the U.S. and global financial markets, an increase in interest rates, an increase in inflation, or other unanticipated events and circumstances, may decrease the projected cash flows or increase the discount rates and could potentially result in an impairment charge. We may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible and other long-lived assets is determined, which could have a material adverse effect on our business, financial condition and results of operations.

Exposure to risks and events beyond our control could adversely impact our business, financial condition and results of operations.

We are exposed to risks from various events that are beyond our control, which may have significant effects on our results of operations. While we attempt to mitigate these risks through appropriate loss prevention measures, we may not be able to anticipate all risks, or to mitigate or reasonably and cost-effectively manage those risks that we do anticipate. We maintain property, cyber liability, business interruption and casualty insurance but such insurance may not cover all risks, loss, damages or expenses associated with our business and is subject to limitations, including deductibles and limits on the liabilities covered. Consequently, our operations could be adversely affected by circumstances or events in ways that are significant and/or long lasting. The risks and uncertainties identified herein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. If any known or unknown risks and uncertainties develop into actual events, these developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Indebtedness

We are subject to certain risks associated with our indebtedness.

We are a borrower of funds under a credit facility. Our ability to make payments on and to refinance our indebtedness, including the debt incurred, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations or financings. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, the terms of our indebtedness include a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictive covenants may restrict our ability to take some or all of the following actions:

- Incur or guarantee additional indebtedness or sell disqualified or preferred stock;
- Pay dividends on, make distributions in respect of, repurchase or redeem capital stock;
- Make investments or acquisitions;
- Sell, transfer or otherwise dispose of certain assets;
- Create liens;
- Enter into sale/leaseback transactions;
- Enter into agreements restricting the ability to pay dividends or make other intercompany transfers;
- Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
- Enter into transactions with affiliates;
- Prepay, repurchase or redeem certain kinds of indebtedness;
- Issue or sell stock of our subsidiaries; and/or
- Significantly change the nature of our business.

These restrictions may impact our current and future operations, how we conduct our business and pursue our strategy, as well as our ability to incur debt that we may need to fund initiatives associated with our strategy, ongoing operations, competitive industry dynamics and new business opportunities. A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurs, the lenders would have the right to accelerate the repayment of such debt and the event of default or acceleration may result in the acceleration of the repayment of any other debt to which a cross-default or cross-acceleration provision applies. Substantially all domestic tangible and intangible assets of the Company are pledged as collateral to secure the obligation under our credit facility and, in the event we were unable to repay any amount of this indebtedness when due and payable, the lenders could proceed against the pledged collateral. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient assets to repay such indebtedness, which could adversely affect our business, financial condition and results of operations.

Risks Relating to Legal and Regulatory Matters

Extensive environmental, health and safety laws and regulations applicable to our operations, including initiatives related to discharges into the air and water, hazardous waste, sustainability, global warming and climate change, may result in substantial costs and unanticipated loss or liability, which could adversely affect our business, financial condition and results of operations.

Various federal, state, local and foreign governments regulate the discharge of materials into the environment and can impose substantial fines and criminal sanctions for violations and require installation of costly equipment or operational changes to limit emissions and/or decrease the likelihood of accidental hazardous substance releases. If we are found to be in violation of these laws or regulations, we may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations. See "Item 1. Business - Regulation and Environmental Matters" for more information on the environmental laws and regulations to which we are subject.

Primarily because of past operations at our current manufacturing locations and other locations used in our operations as currently conducted, we may be subject to potentially material liabilities related to the remediation of environmental hazards and to claims of personal injuries or property damages that may have been or may be caused by hazardous substance releases and exposures or other hazardous conditions. Lawsuits, claims and costs involving these matters may arise in the future. In addition, changes in laws, regulations and enforcement of policies, the discovery of previously unknown contamination or other information related to individual sites, the establishment of stricter state or federal toxicity standards with respect to certain contaminants or the imposition of new clean-up requirements or remedial techniques could require us to incur additional costs in the future that would have a negative effect on our business, financial condition and results of operations.

Additionally, there are substantial uncertainties as to the nature, stringency and timing of any future regulations or changes in regulations, including discharges into the air and water, handling and disposal of hazardous wastes, remediation of soil and groundwater, and greenhouse gas ("GHG") and water nutrient regulations. Due to concerns about risks associated with air, water, global warming and climate change, more stringent regulations may be imposed which could require us to incur additional capital expenditures or make changes to our operating activities that would increase our operating costs, reduce our efficiency, limit our output, increase our costs for or limit the availability of energy, raw materials or transportation or otherwise adversely affect our business, financial condition and results of operations. If enacted, more stringent GHG limitations are likely to have a significant impact on us because our production facilities emit GHGs such as carbon dioxide and nitrous oxide and because natural gas, a fossil fuel, is a primary raw material used in our production process. To the extent that GHG or other restrictions are not imposed in countries where our competitors operate or are less stringent than regulations that may be imposed in the United States, our competitors may have cost or other competitive advantages over us. In addition, increasing regulation of fuel emissions could substantially increase the distribution and supply chain costs associated with our products. Consequently, legislative and regulatory programs to reduce emissions of GHG could have an adverse effect on our business, financial condition and results of operations.

Further, there has been public discussion that climate change may be associated with more extreme weather conditions, such as increased frequency and severity of storms, droughts, and floods. Extreme weather conditions have interfered, and in the future may interfere, with our operating activities, disrupt our maritime logistics and intra-plant supply chain, increase our costs of operations or reduce the efficiency of our operations, and potentially increase costs for insurance coverage in the aftermath of such conditions. Long-term, higher average global temperatures could result in changes in natural resources, growing seasons, precipitation patterns, weather patterns, species distributions, water availability, sea levels, and biodiversity. These impacts could cause changes in supplies of raw materials used to maintain our production capacity and could lead to possible increased sourcing costs in the future. Climate-related events, such as extreme weather events, impacting areas where we or our suppliers operate manufacturing facilities may cause suspensions of operations, which could be prolonged, while damage is remedied or renovations are completed, and which could materially impact our operations and financial results. We continually assess our manufacturing plants for risks and opportunities to increase our preparedness for climate change. We are continuing to evaluate sea level rise and storm surge at our plants to understand potential impacts and response actions that may need to be taken. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the supply of raw materials to us and transportation or process-related services provided by companies or suppliers with whom we have a business relationship.

There is also a risk that one or more of our key raw materials or one or more of our products may be found to have, or be characterized as having, a toxicological or health-related impact on the environment or on our customers or employees, which could potentially result in our incurring unexpected liability in connection with such characterization and the associated effects of any toxicological or health-related impact. If such a discovery or characterization occurs, we may incur increased costs to comply with new regulatory requirements or to modify the format or use of such substances to reduce or eliminate the impact, or the relevant materials or products, including products of our customers that incorporate our materials or products, may be recalled or banned. Changes in laws and regulations, or their interpretations, and our customers' perception of such changes or interpretations may also affect the markets or marketability of certain of our products. Additionally, sales of certain of our products such as acetone or amines, may implicate List II or other considerations under the Drug Enforcement Act. Such classifications subject us to compliance audits by the relevant federal and state agencies and place ongoing restrictions on our sales activities.

Heightened public focus on climate change, sustainability, and environmental issues has also led to increased government regulation and may cause certain of our key stakeholders to require that we meet certain standards, including customers or suppliers who may impose environmental standards on us as a part of doing business with them, all of which could increase the costs incurred by our customers to use our products and otherwise limit the use of these products, which could lead to decreased demand for these products.

We are impacted by increasing stakeholder interest in performance relative to sustainability and environmental, social and governance (ESG) matters. As a result, we have significantly expanded our reporting and investments associated with ESG matters and have announced goals regarding our sustainability and ESG performance. Our statements and goals for such matters represent our current plans but are not guarantees that we will be able to achieve such goals which may be adversely impacted by available technology, evolving regulatory requirements, availability of suppliers, and capital requirements.

Our operations are dependent on numerous required permits and approvals.

We hold numerous environmental and other governmental permits and approvals authorizing operations at each of our facilities. In addition, any expansion or major modification of our operations is dependent upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing material permit or approval, could have an adverse effect on our ability to continue operations at the affected facility, or facilities, and on our business, financial condition and results of operations.

We are subject to risks related to adverse trade policies inherent in international sales and associated regulations in certain important markets for our products.

We have exposure to risks inherent in international sales, including difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations including customs and international trade laws; unexpected changes in political or regulatory environments; earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions; political and economic instability; import and export restrictions, tariffs, and other trade barriers or retaliatory actions; fluctuations in foreign currency exchange rates; government takeover or nationalization of business; and government mandated price controls. These considerations limit the countries in which we can do business, the persons or entities with whom we can do business, the products which we can buy or sell, and the terms under which we can do business. As a U.S.-based producer, we are impacted by anti-dumping investigations which have had, and may continue to impose, significant anti-dumping duties on our products. Such duties place us at a significant competitive disadvantage in the applicable markets. In each case, we diligently evaluate our commercial and legal options to defend these investigations and their subsequent sunset reviews and take steps we feel are prudent to protect our interests, including defending our anti-dumping petitions covering imports of acetone and ammonium sulfate with the International Trade Commission (see "Anti-Dumping Duty Petitions - Ammonium Sulfate" under "Recent Developments" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Historically, we have sought to mitigate these risks through geographical mix management so that the imposition of duties does not materially affect our business results, but such duties could have an adverse effect on the sales of our key product lines and affect our business performance in the future.

There can be no assurance that, in the future, any governmental or international trade body will not institute trade policies or remedies that are adverse to exports from the United States, and we may face additional uncertainty with regard to U.S. government trade policy. In recent years, the U.S. imposed tariffs on certain U.S. imports, and China and other countries responded with retaliatory tariffs on certain U.S. exports. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, such as the United States-Mexico-Canada Agreement which became effective in July 2020, could potentially increase the price of our products relative to our competitors or decrease our customers' demand for our products, which in turn may adversely affect our business, financial condition and results of operations.

Failure to maintain effective internal controls could adversely impact our ability to meet our reporting requirements.

We are required, under the Sarbanes-Oxley Act of 2002, to maintain effective internal control over financial reporting and disclosure controls and procedures. This includes performing system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls. If we are not able to comply with these requirements, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to penalties or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the effectiveness of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our stock price.

The ongoing process of implementing internal controls requires significant attention from management and we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Difficulties encountered in their implementation could harm our results of operations or cause us to fail to meet our reporting obligations. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.

Our spin-off could result in significant tax liability.

In connection with our spin-off, if the October 1, 2016 distribution by Honeywell of all of the then outstanding shares of AdvanSix common stock were determined not to qualify for non-recognition of gain and loss under Section 355(e) of the Code, our U.S. stockholders could be subject to tax. In this case, each U.S. stockholder who received our common stock in the distribution would generally be treated as having received a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (1) a taxable dividend to the U.S. stockholder to the extent of that U.S. stockholder's pro rata share of Honeywell's current and accumulated earnings and profits; (2) a reduction in the U.S. stockholder's basis (but not below zero) in its Honeywell common stock to the extent the amount received exceeds the stockholder's share of Honeywell's earnings and profits; and (3) a taxable gain from the exchange of Honeywell common stock to the extent the amount received exceeds the sum of the U.S.

stockholder's share of Honeywell's earnings and profits and the U.S. stockholder's basis in its Honeywell common stock. A discussion of the material U.S. federal income tax consequences of the spin-off can be found in our Form 10.

If, due to any of our representations being untrue or our covenants being breached, it were determined that the distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could be required to indemnify Honeywell for the resulting taxes and related expenses. Any such indemnification obligation could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Common Stock and the Securities Market

Our stock price may fluctuate significantly and investments in our stock could lose value.

The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

- Actual or anticipated fluctuations in our results of operations due to factors related to our business;
- Success or failure of our business strategies;
- Competition and industry capacity;
- Changes in interest rates and other factors that affect earnings and cash flow;
- Our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;
- Our ability to pay dividends or repurchase our common stock;
- Our ability to retain and recruit qualified personnel;
- Our quarterly or annual earnings, or those of other companies in our industry;
- Announcements by us or our competitors of significant acquisitions or dispositions;
- Changes in accounting standards, policies, guidance, interpretations or principles;
- Changes in earnings estimates by securities analysts or our ability to meet those estimates;
- The operating and stock price performance of other comparable companies;
- Investor perception of our company and our industry;
- Overall market fluctuations and volatility unrelated to our operating performance;
- Results from any material litigation or government investigation;
- Changes in laws and regulations (including tax laws and regulations) affecting our business;
- Changes in capital gains taxes and taxes on dividends affecting stockholders; and
- General economic conditions and other external factors.

General or industry-specific market conditions, stock market performance or macroeconomic and geopolitical factors unrelated to our performance may also affect our stock price. For these reasons, investors should not rely on recent or historical trends to predict future stock prices, financial condition, results of operations or cash flows. Volatility in our stock price could expose us to litigation, which could result in substantial costs and the diversion of management time and resources. In addition, repurchases pursuant to our share repurchase program could affect our stock price and increase its volatility. The existence of a share repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of common stock. Although our share repurchase program is intended to enhance long-term stockholder value, short-term stock price fluctuations could reduce the program's effectiveness. Furthermore, the program does not obligate the Company to repurchase any dollar amount or number of shares of common stock, and may be suspended or discontinued at any time and any suspension or discontinuation could cause the market price of our stock to decline.

We cannot guarantee the timing, declaration, amount or payment of any dividends, and the terms of our indebtedness could limit our ability to pay dividends on our common stock.

The timing, declaration, amount and payment of dividends to stockholders, if any, will be within the sole discretion of our Board. Among the items considered when establishing a dividend policy will be the capital intensive nature of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of our indebtedness limit our ability to pay cash dividends. There can be no assurance that we will continue to pay a dividend in the future.

Stockholder percentage ownership in AdvanSix may be diluted in the future.

A stockholder's percentage ownership in AdvanSix may be diluted in the future because of common stock-based equity awards that we have granted and expect to grant in the future to our directors, officers and other employees. In addition, we may issue equity to raise capital to finance our ongoing operations or as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future.

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our Board. These include, among others, provisions that do not permit our stockholders to act by written consent, establish advance notice requirements for stockholder nominations and proposals, limit the persons who may call special meetings of stockholders, and limit our ability to enter into business combination transactions with certain stockholders. These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of AdvanSix, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

AdvanSix is committed to protecting the data and confidential information of its business, employees, customers and suppliers. As an organization, we face the risk of cybersecurity breaches and incidents from both external threat actors and from insiders which could compromise the security of our information and networks. Any cybersecurity breach or incident could harm our business or disrupt our operations.

Cybersecurity risk is closely monitored by our executive leadership with governance and oversight by the Audit Committee of the Board, whose oversight is expressly noted in its chartered responsibilities along with broader enterprise risk management. A cybersecurity team, led by the General Counsel, the Chief Information Officer ("CIO") and the Chief Information Security Officer ("CISO"), is responsible for the management, implementation and operation of the cybersecurity program, alongside qualified internal and external security and IT subject matter experts.

Our CIO leads the Company's information technology organization and brings over 25 years of experience to the role. She joined AdvanSix as Senior Director, Information Technology in September 2016, and prior to that time, spent 17 years with Honeywell, where she held IT positions of increasing responsibility in the Transportation Systems business and Corporate functions. Before joining Honeywell, our CIO held several roles at Electronic Data Systems (EDS), including system design and development, configuration management and database administration. She earned a Bachelor's Degree in Psychology and an MBA, in Supply Chain and Business Information Systems, from Michigan State University.

Our CISO leads the Company's cybersecurity and IT infrastructure organization and brings over 19 years of experience in the areas of technology governance, risk and compliance management, information security and cybersecurity, risk assessments, secure-Software Development Life Cycle (SDLC), security architecting, cloud security design and operations, threat and vulnerability management, Security Information and Event Management (SIEM)/Security Operation Center (SOC), and incident response management. He joined AdvanSix in December 2018 as our Cybersecurity Leader, and prior to that time, he worked as VP and Information Security Officer at MUFG, managing the overall risk management program, design and implementation. Prior to that role, our CISO served as a cybersecurity and privacy manager with PricewaterhouseCoopers, as a technology manager – IT security and infrastructure with Suez Environment North America, and as an IT auditor for Pentair. Our CISO has a Master's Degree in Computer Science from New Jersey Institute of Technology and a Bachelor's Degree in Mechanical Engineering from University of Madras. In order to stay current with best practices, our CISO regularly completes cybersecurity certification courses and attends industry conferences.

We track the effectiveness of our cybersecurity program using key performance and risk metrics through daily surveillance with dashboard updates provided by the CISO to the General Counsel and the CIO supplemented by regular updates to the senior leadership team, which includes the Chief Executive Officer and the Chief Financial Officer. In addition, the CISO provides cybersecurity updates to the Audit Committee and the full Board. Informational report-outs, with risk metrics and dashboard updates, are provided to the Audit Committee on at least a quarterly basis. At least annually, the full Board is provided an update which includes a review of governance oversight, cybersecurity controls, implemented improvements and mitigations, vulnerability risks, third-party vendors utilized, and status of key initiatives.

AdvanSix's cybersecurity program is based on the National Institute of Standards and Technology (NIST) Cybersecurity Framework and consists of technical, administrative and operational controls working together as an integrated solution. AdvanSix engaged the services of a best-in-class third party cybersecurity firm to conduct an independent comprehensive maturity assessment of our cyber security program across critical areas which align with the NIST Cybersecurity Framework. As a result of the assessment, best practice recommendations were incorporated into the cybersecurity program to improve our cybersecurity posture and program maturity. We regularly monitor the qualitative and quantitative performance of the program and other risk metrics. Key risks are identified, and appropriate mitigations are implemented through a combination of people, process, and technology solutions that are continuously evolving to address a dynamic and increasingly sophisticated threat environment. Based on this framework, we have developed and implemented a comprehensive set of cybersecurity policies and procedures to address the key cybersecurity risks faced by AdvanSix. We continue to assess evolving threats and update our policies and procedures appropriately.

Our cybersecurity program is designed to protect information technology networks and assets using the latest technologies that leverage artificial intelligence, machine learning and automation. Our security architecture uses a "defense-in-depth approach," with controls implemented at user, email, endpoint, cloud, access, and network levels. In addition, training our employees is a critical element of our cybersecurity program. Our comprehensive security awareness and training program covers 100% of our employees on protective measures regarding information security, data privacy, cyber-attacks and recognizing phishing attempts. This program includes regular communication, interactive trainings, and simulated phishing assessments and is designed to reinforce risk awareness and address the latest and most relevant risks. We have implemented robust controls and procedures to ensure trainings are completed in a timely manner and to track our cybersecurity performance metrics.

Our environment is monitored continuously for security events by our security operations center, which detects, alerts, and responds to any potential security incidents on 24/7 basis. Escalations of potential incidents or notable risks are escalated by the cybersecurity team and the CISO to the General Counsel and the CIO. If appropriate, the status of such potential incidents or notable risks will be further escalated to the Chief Executive Officer and the Chief Financial Officer. As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company.

AdvanSix has developed cybersecurity incident response plans and procedures, including the formation of a designated cybersecurity incident response team with representatives from across the organization. In the event of an actual cybersecurity incident, the cybersecurity incident response plan serves as the guiding framework for the Company including with respect to incident assessment, mitigations and controls, as well as response, recovery, reporting and resolution. We conduct periodic scenario planning sessions and tabletop exercises with the cybersecurity incident response team and other key functional roles in the enterprise to improve our response preparedness in the event of a security incident. AdvanSix has implemented various measures to protect its sites from both physical and cyber-attacks, which take into account applicable data security and other data privacy laws and regulations. Emerging threats and opportunities to further mitigate cybersecurity risk are continuously explored and evaluated. A vulnerability management program continually assesses our environment to identify and remediate system and software vulnerabilities. A data governance policy and data loss prevention program have been implemented to protect our intellectual property and other sensitive data. We also engage independent third parties to perform security assessments on at least an annual basis, which include penetration testing of our external and internal environment.

In summary, the Company's approach to cybersecurity is intended to assess, identify, and manage risks from cybersecurity threats, implement mitigations and controls consistent with the NIST Cybersecurity Framework and support safe, stable and sustainable operations, while protecting our intellectual property, confidential information, privacy data, operations, and infrastructure.

Item 2. Properties

Our principal executive offices are located in leased space at 300 Kimball Drive, Suite 101, Parsippany, NJ 07054. We also own five manufacturing sites located in Frankford, Pennsylvania, Chesterfield, Virginia, Hopewell, Virginia, Portsmouth, Virginia and Bucks, Alabama.

We consider the manufacturing facilities and technology centers and the other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. Our manufacturing facilities are maintained through ongoing capital investments, regular maintenance and equipment upgrades. We believe our facilities are adequate for our current operations.

Item 3. Legal Proceedings

From time to time, we are involved in litigation relating to claims arising out of the ordinary course of our business operations. We are not a party to, and, to our knowledge, there are no pending claims or actions against us, the ultimate disposition of which could be expected to have a material adverse effect on our consolidated financial position, results of operations or operating cash flows.

The United States Environmental Protection Agency ("EPA") notified the Company in December 2016 that alleged violations, involving the enhanced leak detection and repair program and emission testing requirements, at the Company's manufacturing facility in Hopewell, Virginia, in each case that were self-reported by the Company, may potentially subject the Company to stipulated penalties under the 2013 consent decree among the Company, the U.S. and the Commonwealth of Virginia. The Company has discussed this matter with the EPA and negotiations to resolve it are ongoing. Although the outcome of the matter cannot be predicted with certainty, we do not believe that it will have a material adverse effect on our consolidated financial position, results of operations or operating cash flows.

The United States Environmental Protection Agency ("EPA") and the Company entered into an Administrative Compliance Order on Consent in February 2023 in connection with alleged violations involving the Company's risk management program at its manufacturing facility in Hopewell, Virginia and is negotiating a second Administrative Compliance Order associated with the same program. The Company is currently implementing an EPA-approved work plan to improve its risk management program at Hopewell in connection with the orders. The Company and EPA also anticipate entering into an Administrative Compliance Order in connection with alleged violations involving the Company's stormwater and other discharges. These EPA allegations may potentially subject the Company to penalties. Although the outcome of these matters cannot be predicted with certainty, we do not believe that it will have a material adverse effect on our consolidated financial position, results of operations or operating cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "ASIX." On February 2, 2024, there were 16,728 holders of record of our common stock and the closing price of our common stock on the New York Stock Exchange was $25.18 per share.

As of February 2, 2024, 26,700,024 shares of our common stock and 0 shares of our preferred stock were outstanding.

On May 4, 2018, the Company announced that the Board of Directors (the "Board") authorized a share repurchase program of up to $75 million of the Company's common stock. On February 22, 2019, the Company announced that the Board authorized a share repurchase program of up to an additional $75 million of the Company's common stock, which was in addition to the remaining capacity available under the May 2018 share repurchase program. On February 17, 2023, the Company announced that the Board authorized a share repurchase program of up to an additional $75 million of the Company's common stock, which was in addition to the remaining capacity available under the previously approved share repurchase program. Repurchases may be made from time to time on the open market in accordance with Rule 10b-18 of the Exchange Act, including through the use of trading plans intended to qualify under Rule 10b5-1 of the Exchange Act. The size and timing of these repurchases will depend on pricing, market and economic conditions, legal and contractual requirements and other factors. The repurchase program has no expiration date and may be modified, suspended or discontinued at any time.

The below table sets forth the repurchases of Company common stock, by month, for the quarter ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
October 2023	111,987	$ 28.97	111,987	$ 73,375,668
November 2023	120,010	26.09	120,010	70,245,038
December 2023	74,530	27.31	74,530	$ 68,209,639
Total	306,527	$ 27.44	306,527	

As of December 31, 2023, the Company had repurchased a total of 5,848,475 shares of common stock, including 854,340 shares withheld to cover tax withholding obligations in connection with the vesting of equity awards, for an aggregate of $182.0 million at a weighted average market price of $31.12 per share.

During the period January 1, 2024 through February 2, 2024, the Company repurchased an additional 64,678 shares at a weighted average market price of $26.39 per share under the current authorized repurchase program.

Dividends

The Company commenced the declaration of dividends on September 28, 2021 and has declared and paid dividends on a quarterly basis.

The Company has increased its quarterly dividend by 10% ($0.145 to $0.160) and 16% ($0.125 to $0.145) during the third quarter of 2023 and 2022, respectively.

Dividends paid during 2023 and announced on the date of this filing are as follows:

Date of Announcement	Date of Record	Date Payable	Dividend per Share	Total Approximate Dividend Amount ($M)
2/16/2024	3/4/2024	3/18/2024	$0.160	$4.3
11/3/2023	11/14/2023	11/28/2023	$0.160	$4.3
8/4/2023	8/15/2023	8/29/2023	$0.160	$4.4
5/5/2023	5/16/2023	5/30/2023	$0.145	$4.0
2/17/2023	3/3/2023	3/17/2023	$0.145	$4.0

The timing, declaration, amount and payment of future dividends to stockholders, if any, will be within the discretion of our Board. Holders of shares of our common stock will be entitled to receive dividends when, and if, declared by our Board at its discretion out of funds legally available for that purpose, subject to the terms of our indebtedness, the preferential rights of any preferred stock that may be outstanding, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant.

The Company paid dividends of approximately $16.7 million, $15.1 million and $3.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Performance Graph

The following graph compares the cumulative total stockholder return on the Company's common stock to the total returns on the Standard & Poor's ("S&P") Small Cap 600 Stock Index and the S&P Small Cap 600 Materials Index. The changes for the periods shown in the graph assume that $100 had been invested in AdvanSix stock and each index on December 31, 2018, and that all dividends, if any, were reinvested. The share price performance in the graph is not necessarily indicative of future price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN



	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
AdvanSix Inc.	100	82	82	195	159	127
S&P Small Cap 600	100	123	137	173	145	169
S&P Small Cap 600 Materials	100	121	148	175	164	197

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands, except per share data or unless otherwise noted)

The following section, referred to as the "MD&A" presents management's discussion and analysis of the Company's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and the notes thereto contained in this Form 10-K. This section of this Form 10-K generally discusses our financial condition and results of operations as of and for the years ended December 31, 2023 and 2022 and year-to-year comparisons between 2023 and 2022. Discussions of our financial condition and results of operations as of and for the year ended December 31, 2021 and year-to-year comparisons between

2022 and 2021 that are not included in this Form 10-K can be found under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 18, 2022.

Business Overview

AdvanSix Inc. is a diversified chemistry company playing a critical role in global supply chains, innovating and delivering essential products for our customers in a wide variety of end markets and applications that touch people's lives, such as building and construction, fertilizers, agrochemicals, plastics, solvents, packaging, paints, coatings, adhesives and electronics. Our reliable and sustainable supply of quality products emerges from the integrated value chain of our five U.S.-based manufacturing facilities. AdvanSix strives to deliver best-in-class customer experiences and differentiated products in the industries of nylon solutions, plant nutrients and chemical intermediates, guided by our core values of Safety, Integrity, Accountability and Respect. Our four key product lines are Nylon, Caprolactam, Ammonium Sulfate and Chemical Intermediates.

Global demand for Nylon 6 resin spans a variety of end-uses such as textiles, engineered plastics, industrial filament, food and industrial films, and carpet. The market growth typically tracks global GDP growth over the long-term but varies by end-use. We produce and sell caprolactam as a commodity product and produce and sell our Nylon 6 resin as both a commoditized and differentiated resin product. Our results of operations are primarily driven by production volume and the spread between the sales prices of our products and the costs of the underlying raw materials built into market-based and value-based pricing models. The global prices for nylon resin typically track a spread over the price of caprolactam, which in turn tracks as a spread over benzene because the key feedstock materials for caprolactam, phenol or cyclohexane, are derived from benzene. This price spread has historically experienced cyclicality as a result of global changes in supply and demand. Generally, Nylon 6 resin prices track the cyclicality of caprolactam prices, although prices set above the spread are achievable when nylon resin manufacturers, like AdvanSix, formulate and produce differentiated nylon resin products for current and new customer applications, such as our wire and cable and co-polymer offerings.

Global prices for ammonium sulfate fertilizer are influenced by several factors including the price of urea, which is the most widely used source of nitrogen-based fertilizer in the world. Other global factors driving ammonium sulfate fertilizer demand are general agriculture trends, including planted acres and the price of crops. Our ammonium sulfate product is positioned with the added value proposition of sulfur nutrition to increase yields of key crops. In addition, due to its nutrient density, the typical ammonium sulfate product delivers pound for pound the most readily available sulfur and nitrogen to crops as compared to other fertilizers. We also directly supply packaged ammonium sulfate to customers, primarily in North and South America, and have diversified and optimized our offerings to include spray-grade adjuvants to support crop protection, as well as other specialty fertilizers and products for industrial use.

We produce ammonium sulfate fertilizer continuously throughout the year as part of our manufacturing process, but quarterly sales fluctuate reflecting both geographical and product sales mix considerations based on the timing and length of the growing seasons in North and South America. North American ammonium sulfate demand and pricing, particularly for our higher-value granular product, are typically strongest during second quarter fertilizer application and then typically decline seasonally with new season fill in the third quarter. Ammonium sulfate industry prices in the corn belt have declined approximately 10% from the second quarter to the third quarter, on average, since 2016. Due to the ammonium sulfate fertilizer sales cycle, we occasionally build up higher inventory balances because our production is continuous and not tied to seasonal demand for fertilizers. Sales of most of our other products have generally been subject to minimal, or no, seasonality.

We also manufacture, market and sell a number of chemical intermediate products that are derived from the manufacturing processes within our integrated supply chain. Most significant is acetone, the price of which is influenced by its own supply and demand dynamics but can also be influenced by the underlying move in propylene input costs. Our differentiated product offerings include high-purity applications and high-value intermediates including our U.S. Amines portfolio as well as our oximes-based EZ-Blox™ anti-skinning agent used in paints and Nadone® cyclohexanone, which is a solvent used in various high-value applications.

We seek to run our production facilities on a nearly continuous basis for maximum efficiency as several of our intermediate products are key feedstock materials for other products in our integrated manufacturing chain. While our integration, scale and range of product offerings make us one of the most efficient manufacturers in our industry, these attributes also expose us to increased risk associated with material disruptions at any one of our production facilities or logistics operations which could impact the overall manufacturing supply chain. Further, although we believe that our sources of supply for our raw materials, including cumene, natural gas and sulfur, are generally robust, it is difficult to predict the impact that shortages, increased costs and related supply chain logistics considerations may have in the future. In order to mitigate the risk of unplanned interruptions, we schedule several planned plant turnarounds each year to conduct routine and major maintenance across our facilities. We also utilize maintenance excellence and mechanical integrity programs, targeted buffer inventory of intermediate chemicals necessary for our manufacturing process, and co-producer swap arrangements, which are intended to mitigate the extent of any production losses as a result of planned and unplanned downtime;

however, the mitigation of all or part of any such production impact cannot be assured. For a description of our principal risks, see "Risk Factors" in Item 1A.

Recent Developments

Business Operations

In the second quarter of 2019, the Company entered into an alliance with Oben Holding Group S.A. ("Oben"), a third-party producer of films for the flexible packaging industry. On September 8, 2023, the Company entered into an agreement to exit its alliance with Oben. The exit of the alliance provides a termination fee payable by Oben to AdvanSix in exchange for full transition of AdvanSix's share of the alliance. The Company recorded a gain of $11.4 million in the third quarter of 2023. The gain represents management's estimate of the value of the termination fee, which is calculated based upon a formula that takes into account a combination of historical and future performance, and is included as a component of Other non-operating (income) expense, net. Approximately 60% of the termination fee is subject to change as it is based on an estimate of future performance. This fee is payable in 3 installments, with the first installment of $4.4 million received in the fourth quarter of 2023. Subsequent installments are expected to be paid in the third quarters of 2024 and 2025.

On September 21, 2023, the Company was notified by a licensee of certain legacy ammonium sulfate fertilizer technology assets operated at the licensee's fertilizer manufacturing facility that it intends to close its facility no later than August 2024. As a result, the Company recognized a non-cash, pre-tax charge related to the assets located at the licensee's facility of approximately $4.5 million in the third quarter of 2023. The charge is included as a component of Other non-operating (income) expense, net. The remaining asset balance of $2.6 million, an amount equal to the cash-flows expected to be received through the end of the contract, will be depreciated through August 2024.

During the third quarter of 2023, the Company made a strategic decision to cease production of certain low-margin oximes products. The Company incurred an approximately $2.4 million unfavorable impact to pre-tax income during the third quarter of 2023 primarily as a result of a non-cash write-down of the assets associated with these products.

In January 2024, as previously announced, the Company experienced a process-based operational disruption at its Frankford, Pennsylvania manufacturing site temporarily reducing phenol and acetone production at the facility, as well as production at its Hopewell and Chesterfield, Virginia facilities. As a result of a delayed ramp to planned utilization rates, the Company is now anticipating a total unfavorable impact to pre-tax income in the first quarter 2024 of $23 to $27 million, comprised of the impact of lost sales and other additional costs including purchases of replacement product and incremental plant spend. The unplanned interruption did not have a material impact on fourth quarter 2023 results.

Share Repurchase Authorization

On February 17, 2023, the Company announced that the Board authorized a share repurchase program of up to an additional $75 million of the Company's common stock, which was in addition to the remaining capacity available under the previously approved share repurchase program. Repurchases may be made from time to time on the open market in accordance with Rule 10b-18 of the Exchange Act, including through the use of trading plans intended to qualify under Rule 10b5-1 of the Exchange Act. The size and timing of these repurchases will depend on pricing, market and economic conditions, legal and contractual requirements and other factors. The repurchase program has no expiration date and may be modified, suspended or discontinued at any time.

Hopewell, VA Collective Bargaining Agreements

On April 7, 2023, the Company issued a press release announcing that a labor strike had been initiated by the Hopewell South bargaining unit, consisting of the International Chemical Workers Union Council/the United Food and Commercial Workers, Local 591-C, the International Brotherhood of Electrical Workers, Local 666, the International Association of Machinists and Aerospace Workers, Local No. 10, and the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry, Local 851, affecting approximately 340 workers at the Company's manufacturing facility in Hopewell, Virginia. The Company had robust contingency measures in place and was well prepared to support safe, stable and sustainable operations during this period. On May 8, 2023, the Company announced that the Hopewell South bargaining unit voted to ratify a new five-year collective bargaining agreement and that Hopewell South employees would return to work on May 10, 2023. The strike did not have a material impact on the Company's results of operations.

On September 29, 2023, the Company's Hopewell North bargaining unit, represented by the United Steelworkers, ratified a new five-year labor agreement in advance of the prior agreement's anticipated expiration date of October 4, 2023. The ratified labor agreement affects approximately 130 workers at the Company's manufacturing facility in Hopewell, Virginia.

Anti-Dumping Duty Petition - Ammonium Sulfate

In January 2017, the U.S. Department of Commerce ("Commerce") published its final affirmative determinations in the anti-dumping and countervailing duty investigations of imports of ammonium sulfate from the People's Republic of China (the "PRC"), and in March 2017, the International Trade Commission ("ITC") issued its final determinations of material injury by reason of dumped and subsidized imports from the PRC. Effective March 9, 2017, Commerce imposed anti-dumping and countervailing duty orders and applicable duties on imports of ammonium sulfate from the PRC for a five-year period. The anti-dumping and countervailing duty orders are subject to annual administrative reviews, if requested, which may change the level of duties applicable to imports in future periods. In February 2022, Commerce and the ITC initiated five-year reviews of the anti-dumping and countervailing duty orders to determine whether to extend the orders for another five years. In June 2022, Commerce issued its final determination that revocation of the orders would likely lead to continuation or recurrence of dumping and subsidies. In January 2023, the ITC made affirmative determinations that revocation of the orders would likely lead to continuation or recurrence of material injury. As a result of Commerce's and ITC's determinations, the orders will be extended for another five years.

Philadelphia Energy Solutions' Shut Down

The Company has assessed the business impact of the June 2019 fire that shut down Philadelphia Energy Solutions' ("PES") refinery in Philadelphia, Pennsylvania. PES was one of multiple suppliers to the Company of cumene, a feedstock material used to produce phenol, acetone and other chemical intermediates. As of December 31, 2023, the Company has incurred an approximately $66 million unfavorable impact to pre-tax income since the refinery shut down in 2019 and submitted a business interruption insurance claim. During 2023, the Company entered into a settlement with one of its insurers and continues to pursue the claim with the other insurers, which is ongoing.

Consolidated Results of Operations for the Years Ended December 31, 2023, 2022 and 2021
(Dollars in thousands)

Sales

	2023	2022	2021
Sales	$ 1,533,599	$ 1,945,640	$ 1,684,625
% change compared with prior period	(21.2)%	15.5 %	45.5 %

The change in sales is attributable to the following:

	2023 versus 2022	2022 versus 2021
Volume	0.2 %	(10.2)%
Price	(22.0)%	22.2 %
Acquisition	0.6 %	3.5 %
	(21.2)%	15.5 %

2023 compared with 2022

Sales decreased in 2023 compared to 2022 by $412.0 million (approximately 21%) due to (i) net unfavorable market-based pricing (approximately 17%) primarily reflecting reduced ammonium sulfate pricing amid lower raw material input costs and a more stable global nitrogen fertilizer supply environment, as well as lower nylon pricing due to unfavorable supply and demand conditions and (ii) unfavorable raw material pass-through pricing (approximately 5%) as a result of a net cost decrease in benzene and propylene (inputs to cumene which is a key feedstock to our products). This was partially offset by the acquisition of U.S. Amines (approximately 1%).

Cost of Goods Sold

	2023	2022	2021
Cost of goods sold	$ 1,368,511	$ 1,631,161	$ 1,410,503
% change compared with prior period	(16.1)%	15.6 %	37.7 %
Gross margin %	10.8 %	16.2 %	16.3 %

2023 compared with 2022

Costs of goods sold decreased in 2023 compared to 2022 by $262.6 million (approximately 16%) due primarily to decreased prices of raw materials including natural gas, sulfur, benzene and propylene (inputs to cumene which is a key feedstock to our products) (approximately 17%) partially offset by the impact of the U.S. Amines acquisition (approximately 1%).

Gross margin percentage decreased by approximately 5% in 2023 compared to 2022 due primarily to the net impact of lower market pricing and formula-based raw material pass-through pricing (approximately 5%).

Selling, General and Administrative Expenses

	2023	2022	2021
Selling, general and administrative expense	$ 95,538	$ 87,748	$ 82,985
% of sales	6.2 %	4.5 %	4.9 %

2023 compared with 2022

Selling, general and administrative expenses increased in 2023 compared to 2022 by $7.8 million, or approximately 9%, due primarily to increased functional support costs including upgrades to our enterprise resource planning system, costs associated with pursuing the business interruption insurance claim in connection with the June 2019 shutdown of cumene supplier, Philadelphia Energy Solutions, and a cash recovery in 2022 of a previously written off receivable. These increases were partially offset by lower incentive-based compensation costs.

Interest Expense, Net

	2023	2022	2021
Interest Expense, net	$ 7,485	$ 2,781	$ 5,023

2023 compared with 2022

Interest expense, net, increased in 2023 compared to 2022 by $4.7 million, or approximately 169%, due primarily to higher interest rates.

Other Non-operating (Income) Expense, Net

	2023	2022	2021
Other non-operating (income) expense, net	$ (7,158)	$ (1,841)	$ 998

2023 compared with 2022

Other non-operating income, net, increased in 2023 compared to 2022 by $5.3 million, or approximately 289%, due primarily to the exit from its alliance with Oben (approximately $11.4 million) offset by (i) the exit from a licensing agreement of certain legacy ammonium sulfate technology assets operated at the licensee's fertilizer manufacturing facility, that it intends to close its facilities no later than August 2024 (approximately $4.5 million) and (ii) the exit of production from certain low-margin oximes products.

Income Tax Expense

	2023	2022	2021
Income tax expense	$ 14,600	$ 53,905	$ 45,325
Effective tax rate	21.1 %	23.9 %	24.5 %

The Company's effective income tax rate for 2023 approximated the U.S. Federal statutory rate of 21%. Increases to the effective income tax rate, due primarily to state taxes and executive compensation limitations, were materially offset by research tax credits, excess tax benefits of equity compensation and the foreign-derived intangible income deduction.

The Company's effective income tax rate for 2022 and 2021 was higher compared to the U.S. Federal statutory rate of 21% due primarily to state taxes and executive compensation deduction limitations partially offset by research tax credits and the foreign-derived intangible income deduction.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law. This legislation includes significant changes relating to tax, climate change, energy and health care. Among other provisions, the IRA introduces a corporate alternative minimum tax (CAMT) on adjusted financial statement income of certain large corporations and a 1% excise tax on share repurchases. The Company is not currently subject to the CAMT which became effective for tax years beginning after December 31, 2022. The 1% excise tax is generally applicable to publicly traded corporations for the net value of certain stock that the corporation repurchases during the year and is also effective for tax years beginning after December 31, 2022. The impact of any excise tax imposed on the Company for share repurchases is generally accounted for as an equity transaction with no consequences to the Company's results of operations, and this provision of the law does not currently have a material impact on the Company's financial condition. The IRA also includes significant extensions, expansions and enhancements related to climate and energy tax credits designed to encourage investment in the adoption and expansion of renewable and alternative energy sources. The Company continues to evaluate these energy credit provisions of the law in relation to our sustainability and environmental, social and governance initiatives.

As of December 31, 2023 and 2022, there were no unrecognized tax benefits recorded by the Company. Although there are no unrecognized income tax benefits, when applicable, the Company's policy is to report interest expense and penalties related to unrecognized income tax benefits in the income tax provision.

For additional discussion of income taxes and the effective income tax rate, see "Note 4. Income Taxes" in the Notes accompanying the audited Consolidated Financial Statements included in Item 8 of this Form 10-K.

Net Income

	2023	2022	2021
Net income	$ 54,623	$ 171,886	$ 139,791

2023 compared with 2022

As a result of the factors described above, net income was $54.6 million in 2023 as compared to $171.9 million in 2022.

Non-GAAP Measures

The following tables set forth the non-GAAP financial measures of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share. Adjusted EBITDA is defined as Net income before Interest, Income taxes, Depreciation and amortization, Non-cash stock-based compensation, Non-recurring, unusual or extraordinary expenses, Non-cash amortization from acquisitions and one-time merger and acquisition costs. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by Sales. The following tables may also present each of these measures as further adjusted. The Company believes these non-GAAP financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's operating performance, enhance a reader's understanding of the financial performance of the Company, and facilitate a better comparison among fiscal periods and performance relative to the Company's competitors, as the non-GAAP measures exclude items that management believes do not reflect the Company's ongoing operations.

These non-GAAP results are presented for supplemental informational purposes only and should not be considered a substitute for the financial information presented in accordance with U.S. GAAP. Non-GAAP financial measures should be read only in conjunction with the comparable U.S. GAAP financial measures. The Company's non-GAAP measures may not be comparable to other companies' non-GAAP measures.

The following is a reconciliation between the non-GAAP financial measures of Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin to their most directly comparable U.S. GAAP financial measure:

	Twelve Months Ended December 31,				
	2023		**2022**		**2021**
Net Income	$	54,623	$	171,886	$	139,791
Non-cash stock-based compensation		8,313		10,279		11,299
Non-recurring, unusual or extraordinary income*		(4,472)		—		—
Non-cash amortization from acquisitions		2,126		1,815		239
Non-recurring M&A costs		—		277		172
Benefit from income taxes relating to reconciling items		(661)		(1,996)		(1,798)
Adjusted Net Income (non-GAAP)		59,929		182,261		149,703
Interest expense, net		7,485		2,781		5,023
Income tax expense - Adjusted		15,261		55,901		47,123
Depreciation and amortization - Adjusted		70,884		67,538		65,101
Adjusted EBITDA (non-GAAP)	$	153,559	$	308,481	$	266,950
Sales	$	1,533,599	$	1,945,640	$	1,684,625
Adjusted EBITDA Margin** (non-GAAP)		10.0%		15.9%		15.8%

* Includes a pre-tax gain of approximately $11.4 million related to the Company's exit from the Oben alliance, the unfavorable impact to pre-tax income of approximately $4.5 million associated with a licensee of certain legacy ammonium sulfate fertilizer technology assets closing its facility, and the unfavorable impact to pre-tax income of approximately $2.4 million from the exit of certain low-margin oximes products.
**Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Sales

The following is a reconciliation between the non-GAAP financial measures of Adjusted Earnings Per Share to its most directly comparable U.S. GAAP financial measure:

	Twelve Months Ended December 31,				
	2023		**2022**		**2021**
Numerator					
Net Income	$	54,623	$	171,886	$	139,791
Adjusted Net Income (non-GAAP)		59,929		182,261		149,703
Denominator					
Weighted-average number of common shares outstanding - basic		27,302,254		27,969,436		28,152,876
Dilutive effect of equity awards and other stock-based holdings		705,376		1,061,671		892,310
Weighted-average number of common shares outstanding - diluted		28,007,630		29,031,107		29,045,186
EPS - Basic	$	2.00	$	6.15	$	4.97
EPS - Diluted	$	1.95	$	5.92	$	4.81
Adjusted EPS - Basic (non-GAAP)	$	2.20	$	6.52	$	5.32
Adjusted EPS - Diluted (non-GAAP)	$	2.14	$	6.28	$	5.15

Liquidity and Capital Resources

Liquidity

We believe that cash balances and operating cash flows, together with available capacity under our credit agreement, will provide adequate funds to support our current short-term operating objectives as well as our longer-term strategic plans, subject to the risks and uncertainties outlined below and in the risk factors previously disclosed in in Item 1A, Risk Factors. Our principal source of liquidity is our cash flow generated from operating activities, which is expected to provide us with the ability to meet the majority of our short-term funding requirements for the next twelve months and beyond. Our cash flows are affected by capital requirements and production volume, which may be materially impacted by unanticipated events such as unplanned downtime, material disruptions at our production facilities, the prices of our raw materials, general economic and industry trends and customer demand. The Company applies a proactive and disciplined approach to working capital management to optimize cash flow and to enable capital allocation options in support of the Company's strategy. We utilize supply chain financing and trade receivables discount arrangements with third-party financial institutions which optimize terms and conditions related to accounts receivable and accounts payable in order to enhance liquidity and enable us to efficiently manage our working capital needs. Although we continue to optimize supply chain financing and trade receivable programs in the ordinary course, our utilization of these arrangements has not had a material impact on our liquidity. In addition, we monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on the safety of principal and secondarily on maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any one of these entities.

On a recurring basis, our primary future cash needs will be centered on operating activities, working capital, capital expenditures, dividends and liquidity reflecting disciplined capital deployment. Capital expenditures are deployed for various ongoing investments and initiatives to improve reliability, yield and quality, expand production capacity, as well as comply with HSE regulations. While various macroeconomic conditions have created and could continue to create volatility in funding markets, we believe that our future cash from operations, together with cash on hand and our access to credit and capital markets, will provide adequate resources to fund our expected operating and financing needs and obligations. Our ability to fund our capital needs, however, will depend on our ongoing ability to generate cash from operations and access to credit and capital markets, both of which are subject to the risk factors previously disclosed in Item 1A, Risk Factors, as well as general economic, financial, competitive, regulatory and other factors that are beyond our control.

At December 31, 2023, the Company had approximately $30 million of cash on hand with approximately $329 million of additional capacity available under the revolving credit facility. The Company's Consolidated Leverage Ratio financial covenant of its credit facility allows it to net up to $75 million of cash with debt. Capital expenditures were approximately $107 million in 2023 compared to $89 million in 2022, reflecting increased spend due to replacement maintenance, growth and cost savings projects and enterprise programs.

We assumed from Honeywell all HSE liabilities and compliance obligations related to the past and future operations of our current business as of the spin-off, as well as all HSE liabilities associated with our three current manufacturing locations assumed from Honeywell that are used in our current operations, including any cleanup or other liabilities related to any contamination that may have occurred at such locations in the past. Honeywell retained all HSE liabilities related to former business locations or the operation of our former businesses. Although we have ongoing environmental remedial obligations at certain of our facilities, in the past three years, the associated remediation costs have not been material, and we do not expect our known remediation costs to have a material adverse effect on the Company's consolidated financial position and results of operations.

We expect that our primary cash requirements for 2024 will be to fund costs associated with ongoing operations, capital expenditures and amounts related to contractual obligations. See below under "Capital Expenditures" for more information regarding our capital expenditures in 2023, 2022 and 2021 and anticipated capital expenditures for 2024. Amounts related to contractual obligations are related to principal repayments and interest payments on leases, long-term debt, purchase obligations, estimated environmental compliance costs, and postretirement benefit obligations. We anticipate that our estimated environmental compliance costs will be approximately $1.7 million in aggregate for 2024 through 2028. This amount is related to what has been accrued as probable and reasonably estimable as of December 31, 2023. For information regarding material cash requirements from known contractual obligations with respect to lease obligations, long-term debt principal repayments and purchase obligations please refer to "Note 8. Leases", "Note 9. Long-term Debt and Credit Agreement" and "Note 13. Commitments and Contingencies", respectively, to the Consolidated Financial Statements in Item 8 of this Form 10-K. Interest payments are estimated based on the interest rate applicable as of December 31, 2023 and approximate $9.7 million per year, subject to changes in variable interest rates and additional obligations.

The Company made no cash contributions to the defined benefit pension plan during the year ended December 31, 2023. Additional contributions may be made in future years sufficient to satisfy pension funding requirements in those periods.

The Company made cash contributions to the defined contribution plan of $6.0 million and $5.9 million for the years ended December 31, 2023 and 2022, respectively.

The Company's Board of Directors (the "Board") has authorized share repurchase programs to repurchase shares of the Company's common stock as follows:

Date of Authorization	Authorized Amount (millions)		Authorized Amount Remaining as of December 31, 2023 (millions)	
May 4, 2018	$	75.0	$	—
February 22, 2019		75.0		—
February 17, 2023		75.0		68.2
Totals	$	225.0	$	68.2

Repurchases may be made from time to time on the open market in accordance with Rule 10b-18 of the Exchange Act, including through the use of trading plans intended to qualify under Rule 10b5-1 of the Exchange Act. The size and timing of these repurchases will depend on pricing, market and economic conditions, legal and contractual requirements and other factors. The share repurchase program has no expiration date and may be modified, suspended or discontinued at any time. The par value of the shares repurchased is applied to Treasury stock and the excess of the purchase price over par value is applied to Additional paid-in capital.

As of December 31, 2023, the Company had repurchased 5,848,475 shares of common stock, including 854,340 shares withheld to cover tax withholding obligations in connection with the vesting of equity awards, for an aggregate of $182.0 million at a weighted average market price of $31.12 per share. As of December 31, 2023, $68.2 million remained available for repurchase under the currently authorized repurchase program. During the period from January 1, 2024 through February 2, 2024, the Company repurchased an additional 64,678 shares at a weighted average market price of $26.39 per share under the currently authorized repurchase program.

At December 31, 2023, 2022 and 2021, the Company did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K or financing activities with special-purpose entities. The Company has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Dividends

The Company commenced the declaration of dividends on September 28, 2021 and has since declared and paid a dividend on a quarterly basis.

The Company increased its quarterly dividend by 10% ($0.145 to $0.160) and 16% ($0.125 to $0.145) during the third quarter of 2023 and 2022, respectively.

Dividends paid during 2023 and announced on the date of this filing are as follows:

Date of Announcement	Date of Record	Date Payable	Dividend per Share	Total Approximate Dividend Amount ($M)
2/16/2024	3/4/2024	3/18/2024	$0.160	$4.3
11/3/2023	11/14/2023	11/28/2023	$0.160	$4.3
8/4/2023	8/15/2023	8/29/2023	$0.160	$4.4
5/5/2023	5/16/2023	5/30/2023	$0.145	$4.0
2/17/2023	3/3/2023	3/17/2023	$0.145	$4.0

The timing, declaration, amount and payment of future dividends to stockholders, if any, will be within the discretion of our Board. Holders of shares of our common stock will be entitled to receive dividends when, and if, declared by our Board at its discretion out of funds legally available for that purpose, subject to the terms of our indebtedness, the preferential rights of any preferred stock that may be outstanding, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant.

The Company paid dividends of approximately $16.7 million, $15.1 million and $3.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Credit Agreement

On September 30, 2016, the Company as the borrower, entered into a Credit Agreement with Bank of America, as administrative agent (the "Original Credit Agreement"), which was amended on February 21, 2018 pursuant to Amendment No. 1 to the Original

Credit Agreement (the "First Amended and Restated Credit Agreement"), and further amended on February 19, 2020 pursuant to, Amendment No. 2 to the First Amended and Restated Credit Agreement (after giving effect to the Second Amendment, the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement had a five-year term with a scheduled maturity date of February 21, 2023.

On October 27, 2021, the Company completed a refinancing of the Second Amended and Restated Credit Agreement by entering into a new Credit Agreement (the "Credit Agreement"), among the Company, the lenders party thereto, the swing line lenders party thereto, the letter of credit issuers party thereto and Truist Bank, as administrative agent, which provides for a senior secured revolving credit facility in an aggregate principal amount of $500 million (the "Revolving Credit Facility").

The Revolving Credit Facility has a scheduled maturity date of October 27, 2026. The Credit Agreement permits the Company to utilize up to $40 million of the Revolving Credit Facility for the issuance of letters of credit and up to $40 million for swing line loans. The Company has the option to establish a new class of term loans and/or increase the amount of the Revolving Credit Facility in an aggregate principal amount for all such incremental term loans and increases of the Revolving Credit Facility of up to the sum of (x) $175 million plus (y) an amount such that the Company's Consolidated First Lien Secured Leverage Ratio (as defined in the Credit Agreement) would not be greater than 2.75 to 1.00, in each case, to the extent that any one or more lenders, whether or not currently party to the Credit Agreement, commits to be a lender for such amount or any portion thereof.

With the cessation of LIBOR on June 30, 2023 and subject to the First Amendment to the Credit Agreement, dated as of June 27, 2023, the Eurodollar Rate was replaced with the Adjusted Term SOFR as an alternative benchmark rate for purposes of the Credit Agreement. The transition was effective July 1, 2023. Borrowings under the Credit Agreement bear interest at a rate equal to either the sum of a base rate plus a margin ranging from 0.25% to 1.25% or the sum of an Adjusted Term SOFR rate plus a margin ranging from 1.25% to 2.25%, with either such margin varying according to the Company's Consolidated Leverage Ratio (as defined in the Credit Agreement). The Company is also required to pay a commitment fee in respect of unused commitments under the Revolving Credit Facility, if any, at a rate ranging from 0.15% to 0.35% per annum depending on the Company's Consolidated Leverage Ratio. In conjunction with the cessation of LIBOR, as of July 1, 2023, the applicable margin under the Credit Agreement was 0.25% for base rate loans and 1.25% for Adjusted Term SOFR loans and the applicable commitment fee rate was 0.15% per annum.

Substantially all tangible and intangible assets of the Company and its domestic subsidiaries are pledged as collateral to secure the obligations under the Credit Agreement.

The Credit Agreement contains customary covenants limiting the ability of the Company and its subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock of the Company, enter into transactions with affiliates, make investments, make capital expenditures, merge or consolidate with others or dispose of assets. The Credit Agreement also contains financial covenants that require the Company to maintain a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of not less than 3.00 to 1.00 and to maintain a Consolidated Leverage Ratio of (i) 4.00 to 1.00 or less for the fiscal quarter ended December 31, 2021, through and including the fiscal quarter ending September 30, 2023 and (ii) 3.75 to 1.00 or less for each fiscal quarter thereafter (subject to the Company's option to elect a consolidated leverage ratio increase in connection with certain acquisitions). If the Company does not comply with the covenants in the Credit Agreement, the lenders may, subject to customary cure rights, require the immediate payment of all amounts outstanding under the Revolving Credit Facility. We were in compliance with all of our covenants at December 31, 2023 and through the date of the filing of this Annual Report on Form 10-K.

We had a borrowed balance of $115 million under the Revolving Credit Facility at December 31, 2022. We borrowed an incremental net amount of $55 million during 2023 bringing the balance under the Revolving Credit Facility to $170 million, and available credit for use of $329 million as of December 31, 2023. We expect that Cash provided by operating activities will fund future interest payments on the Company's outstanding indebtedness.

The Company had approximately $1 million of letter of credit agreements outstanding under the Revolving Credit Facility at December 31, 2023. There was no amount associated with bilateral letters of credit outside the Revolving Credit Facility.

Cash Flow Summary for the Years Ended December 31, 2023, 2022 and 2021

Our cash flows from operating, investing and financing activities for the years ended December 31, 2023, 2022 and 2021, as reflected in the audited Consolidated Financial Statements included in this Form 10-K, are summarized as follows:

		Years Ended December 31,			
		2023		**2022**	**2021**
(Dollars in thousands)					
Cash provided by (used for):					
Operating activities	$	117,550	$	273,601	$ 218,849
Investing activities		(110,897)		(189,273)	(67,562)
Financing activities		(7,870)		(68,443)	(146,793)
Net change in cash and cash equivalents	$	(1,217)	$	15,885	$ 4,494

2023 compared with 2022

Net cash provided by operating activities decreased by $156.1 million for the year ended December 31, 2023 versus the prior year due primarily to (i) a $117.3 million decrease in net income and (ii) a $63.1 million unfavorable impact from working capital (comprised of Accounts and other receivables, Inventories, Accounts payable and Deferred income and customer advances) year-over-year, with a $14.7 million unfavorable cash impact for the year ended December 31, 2023 compared to a $48.3 million favorable cash impact in the prior year period due primarily to the timing of payments, the unfavorable impact of customer advances and favorable inventory fluctuation, and (iii) a $25.6 million unfavorable impact from Deferred income taxes. These net unfavorable impacts were partially offset by (i) a $20.5 million favorable cash impact from Other assets and liabilities driven primarily by a reduction in the net pension liability due to contributions to the defined benefit pension plan in the prior year, and (ii) the favorable cash impact of $17.7 million and $17.2 million from Taxes payable and Taxes receivable, respectively, driven by the timing of income tax payments.

Cash used for investing activities decreased by $78.4 million for the year ended December 31, 2023 versus the prior year period due primarily to cash paid for the acquisition of U.S. Amines for approximately $97.5 million during the year ended December 31, 2022, compared to no acquisitions made during the year ended December 31, 2023 partially offset by an increase in cash paid for capital expenditures of approximately $17.9 million driven by an increase in replacement maintenance, growth and cost savings projects, and enterprise programs.

Cash used for financing activities decreased by $60.6 million for the year ended December 31, 2023 versus the prior year due to net borrowings on the credit facility of $55.0 million for the year ended December 31, 2023 compared to net payments of $20.0 million during the prior year. These net borrowings were partially offset by payments for share repurchases of $46.2 million and cash paid for dividends of approximately $16.7 million during the year ended December 31, 2023 compared to $33.7 million and $15.1 million during the prior year period, respectively.

Capital Expenditures

Our operations are capital intensive, requiring ongoing investments that have consisted, and are expected to continue to consist, primarily of capital expenditures required to maintain and improve equipment reliability, expand production capacity, further improve mix, yield and cost position and comply with environmental and safety regulations and support sustainability initiatives.

The following table summarizes ongoing and expansion capital expenditures for the periods indicated.

		Years Ended December 31,			
		2023		**2022**	**2021**
(Dollars in thousands)					
Purchases of property, plant and equipment	$	107,377	$	89,449	$ 56,811

Capital expenditures increased $17.9 million from 2022 to 2023 reflecting increased spend due to replacement maintenance, growth and cost savings projects, and enterprise programs. Capital expenditures are deployed for various ongoing investments and initiatives to improve reliability, yield and quality, expand production capacity and comply with HSE regulations.

For 2024, we expect our total capital expenditures to be approximately $140 million to $150 million reflecting increased spend to address critical enterprise risk mitigation and growth projects including our SUSTAIN (Sustainable U.S. Sulfate To Accelerate Increased Nutrition) program.

Critical Accounting Policies and Estimates (Dollars in thousands, unless otherwise noted)

The Company's significant accounting policies are more fully described in "Note 2. Summary of Significant Accounting Policies" to the Consolidated Financial Statements included in Item 8 of this Form 10-K. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP is based on the selection and application of accounting policies that require management to make significant estimates and assumptions about the effects of matters that are inherently uncertain and that affect the reported amounts, including, but not limited to, inventory valuations, impairment of goodwill, stock-based compensation, long-term employee benefit obligations, income taxes and environmental matters. Management's estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. The Company reviews these matters and reflects changes in estimates as appropriate. Management believes that the following represent some of the more critical judgment areas in the applications of the Company's accounting policies which could have a material effect on the Company's financial position, results of operations or cash flows.

Inventories – Substantially all of the Company's inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") method. The Company includes spare and other parts in inventory which are used in support of production or production facilities operations and are valued based on weighted average cost.

Inventories valued at LIFO amounted to $195.6 million and $202.9 million at December 31, 2023 and 2022, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $95.2 million and $64.8 million higher at December 31, 2023 and 2022. Inventories valued at FIFO amounted to $16.2 million and $12.6 million at December 31, 2023 and 2022, respectively.

Goodwill – The Company had goodwill of $56.2 million at December 31, 2023 and 2022. Goodwill is subject to impairment testing annually and has historically been tested as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Management first assesses qualitative factors as described in ASC 350 to determine whether it is necessary to perform the quantitative goodwill impairment test. Potential impairment is identified by comparing the fair value of a reporting unit to the carrying value, including goodwill. The Company completed its annual goodwill impairment test as of March 31, 2023 and, based on the results of the Company's assessment of qualitative factors, it was determined that it was not necessary to perform the quantitative goodwill impairment test.

Beginning in the fourth quarter of 2023, and for subsequent annual periods thereafter, the Company voluntarily changed the annual impairment assessment date to the last day of our October close, and thus performed an additional impairment test during 2023 as of October 28, 2023. We believe this measurement date, which represents a change in the method of applying an accounting principle, better aligns with the timing of our strategic business planning process and financial forecasts, which are key components of the annual impairment tests and are typically completed in the fourth quarter of our fiscal year. Based on share price and current market trend, the Company determined it would not qualify for a qualitative analysis and thus performed a quantitative analysis. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and the carrying amount, not to exceed the associated carrying value of goodwill. Fair value for the reporting unit was determined based on a combination of the discounted future cash flow model (income approach) and the application of current market multiples for comparable publicly-traded companies (market approach). Under the income approach, the fair value of the reporting unit is estimated based on the discounted present value of the projected future cash flows. Management's cash flow projections for the reporting unit included significant judgements and assumptions, including revenue growth rate, EBITDA margin and weighted average cost of capital ("WACC") rate. Under the market approach, management uses selected financial information of publicly-traded companies that compare to the reporting unit to derive a market-based multiple. The Company completed its annual goodwill impairment test as of October 28, 2023 and, based on the results of the Company's assessment, it concluded that the estimated fair value of the reporting unit was in excess of its carrying value resulting in no impairment. Although management believes its estimate of fair value is reasonable, it is dependent on numerous economic and business assumptions and reflects management's best estimates at a particular point in time. Changes in the factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized. If future financial performance falls below the Company's expectations including prolonged unfavorable economic conditions, or there are negative revisions to significant assumptions, or if the Company's market capitalization declines, and if such a decline becomes indicative that the fair value of our reporting unit has declined below its carrying value, the Company may need to record a material, non-cash goodwill impairment charge in a future period. We performed a sensitivity analysis around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair value. Based on the sensitivity analysis performed for the reporting unit, a 50 basis point increase in the WACC or a 50 basis point decrease in the long-term growth rate, without any other changes to the valuation, would not result in the carrying value of the reporting unit being greater than the fair value.

Finite-Lived Intangible Assets – Other intangible assets with determinable lives consist of customer relationships, trademarks, patents and other intangibles and are amortized over their estimated useful lives, ranging from 5 to 20 years. As described in "Note 18. Acquisitions" to the consolidated financial statements included in Item 8 of this Form 10-K, in February 2022, the Company acquired U.S. Amines Limited ("U.S. Amines") for a purchase price of approximately $97 million, net of cash acquired. The acquisition included intangible assets of $34 million consisting primarily of customer relationships, which reflects the value of the benefit derived from incremental revenue and related cash flows that are a direct result of the customer relationships in the amount of approximately $33 million. The fair value for the customer relationships intangible asset was determined by management using the multi-period excess earnings method. Management applied significant judgments and assumptions in determining the fair value of the customer relationships including gross margin rates, the discount rate, and customer attrition rate.

Revenue Recognition – The Company recognizes revenue upon the transfer of control of goods or services to customers at amounts that reflect the consideration expected to be received. AdvanSix primarily recognizes revenues when title and control of the product transfers from the Company to the customer. Outbound shipping costs incurred by the Company are not included in revenues but are reflected as freight expense in Costs of goods sold in the Consolidated Statements of Operations.

Sales of our products to customers are made under a purchase order, and in certain cases in accordance with the terms of a master services agreement. These agreements typically contain formula-based pass-through pricing tied to key feedstock materials and volume ranges, but often do not specify the goods, including the quantities thereof, to be transferred. Certain master services agreements (including with respect to our largest customer) may contain minimum purchase volumes which can be satisfied by the customer on a periodic basis by choosing from various products offered by the Company. In these cases, a performance obligation is created when a customer submits a purchase order for a specific product at a specified price, typically providing for delivery within the next 60 days. Management considers the performance obligation with respect to such purchase order satisfied at the point in time when control of the product is transferred to the customer, which is indicated by shipment of the product and transfer of title and risk of loss to the customer. Transfer of control to the customer occurs through various modes of shipment, including trucks, railcars, and vessels, and follows a variety of commercially acceptable shipping or destination point terms pursuant to the arrangement with the customer. Variable consideration is estimated for future volume rebates and early pay discounts on certain products and product returns. The Company records variable consideration as an adjustment to the sale transaction price. Since variable consideration is generally settled within one year, the time value of money is not significant.

The Company applies the practical expedient in Topic 606 and does not include disclosures regarding remaining performance obligations that have original expected durations of one year or less, or amounts for variable consideration allocated to wholly-unsatisfied performance obligations or wholly-unsatisfied distinct goods that form part of a single performance obligation, if any.

The Company also utilizes the practical expedient in Topic 606 and does not include an adjustment for the effects of a significant financing component given the expected period duration of one year or less.

Stock-Based Compensation Plans – The principal awards issued under our stock-based compensation plans, which are described in "Note 16. Stock-Based Compensation Plans" to the Consolidated Financial Statements included in Item 8 of this Form 10-K, are non-qualified stock options, performance stock units and restricted stock units. The cost for such awards is measured at the grant date based on the fair value of the award. The value of the portion of the award that is ultimately expected to vest, including the impact of the Company's anticipated performance against certain metrics for performance stock units, is recognized as expense over the requisite service periods (generally the vesting period of the equity award) and is included in selling, general and administrative expenses. Estimates of future performance are utilized to determine the underlying expense for shares expected to vest. Forfeitures are estimated at the time of grant to recognize expense for those awards that are expected to vest and are based on our historical forfeiture rates.

Pension Benefits – We have a defined benefit plan covering certain employees primarily in the U.S. The benefits are accrued over the employees' service periods. We use actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of net periodic pension income or expense. Differences between actual and expected results or changes in the value of defined benefit obligations and fair value of plan assets, if any, are not recognized in earnings as they occur but rather systematically over subsequent periods when net actuarial gains or losses are in excess of 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation.

A 25 basis point increase in the discount rate would result in a decrease of approximately $0.1 million to the net periodic benefit cost for 2024, while a 25 basis point decrease in the discount rate would result in an increase of approximately $0.1 million to the net periodic benefit cost for 2024. The resulting impact on the pension benefit obligation would be a decrease of $2.9 million and an increase of $3.1 million, respectively.

Income Taxes – We account for income taxes pursuant to the asset and liability method which requires us to recognize current tax liabilities or receivables for the amount of taxes we estimate are payable or refundable for the current year and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

We adopted the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's consolidated financial statements. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The benefit of tax positions taken or expected to be taken in our income tax returns are recognized in the financial statements if such positions are more likely than not of being sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carryover or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. Interest costs and related penalties related to unrecognized tax benefits are required to be calculated, if applicable. Our policy is to classify tax related interest and penalties, if any, as a component of income tax expense. No interest or penalties related to unrecognized income tax benefits were recorded during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was required to be reported. We do not expect any significant changes in our unrecognized tax benefits in the next year.

Use of Estimates – The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and related disclosures in the accompanying Notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of changes are reflected in the Consolidated Financial Statements in the period they are determined to be necessary.

Recent Accounting Pronouncements

See "Note 2. Summary of Significant Accounting Policies" to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to risk based on changes in interest rates relates primarily to our Revolving Credit Facility. The Revolving Credit Facility bears interest at floating rates. For variable rate debt, interest rate changes generally do not affect the fair market value of such debt assuming all other factors remain constant, but do impact future earnings and cash flows. Accordingly, we may be exposed to interest rate risk on borrowings under the Revolving Credit Facility.

Based on current borrowing levels at December 31, 2023, a 25-basis point fluctuation in interest rates for the year ended December 31, 2023 would have resulted in an increase or decrease to our interest expense of approximately $0.4 million.

See "Note 12. Derivative and Hedging Instruments" to the Consolidated Financial Statements included in Item 8 of this Form 10-K for a discussion relating to credit and market, commodity price and interest rate risk management.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm (PCAOB ID 238)

To the Board of Directors and Stockholders of AdvanSix Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AdvanSix Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Quantitative Goodwill Impairment Assessment

As described in Note 2 to the consolidated financial statements, the Company's goodwill balance was $56 million as of December 31, 2023. Goodwill is subject to impairment testing annually and has historically been tested as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Management first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. As of March 31, 2023, based on the results of management's assessment of qualitative factors, it was determined that it was not necessary to perform the quantitative goodwill impairment test. Beginning in the fourth quarter of 2023, management changed the annual impairment assessment date to the last day of October close and performed an additional impairment assessment as of October 28, 2023. Due to the share price and current market trend, management performed a quantitative impairment assessment as of October 28, 2023. Potential impairment is identified by comparing the fair value of the reporting unit to its carrying value, including goodwill. Fair value for the reporting unit is estimated by management based on a combination of the discounted future cash flow model (income approach) and the application of current market multiples for comparable publicly-traded companies (market approach). Under the income approach, the fair value of the reporting unit is estimated based on the discounted present value of the projected future cash flows. Management's cash flow projections for the reporting unit included significant judgments and assumptions, including revenue growth rate, EBITDA margin, and weighted average cost of capital rate. Under the market approach, management uses selected financial information of publicly-traded companies that compare to the reporting unit to derive a market-based multiple.

The principal considerations for our determination that performing procedures relating to the quantitative goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the revenue growth rate, EBITDA margin, and weighted average cost of capital rate used in the income approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the income approach; (iii) testing the completeness and accuracy of underlying data used in the income approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rate, EBITDA margin, and weighted average cost of capital rate. Evaluating management's assumptions related to the revenue growth rate and EBITDA margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluating (i) the appropriateness of the income approach and (ii) the reasonableness of the weighted average cost of capital rate assumption.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 16, 2024

We have served as the Company's auditor since 2015.

ADVANSIX INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share amounts)

	Years Ended December 31,		
	2023	2022	2021
Sales	$ 1,533,599	$ 1,945,640	$ 1,684,625
Costs, expenses and other:			
Costs of goods sold	1,368,511	1,631,161	1,410,503
Selling, general and administrative expenses	95,538	87,748	82,985
Interest expense, net	7,485	2,781	5,023
Other non-operating (income) expense, net	(7,158)	(1,841)	998
Total costs, expenses and other	1,464,376	1,719,849	1,499,509
Income before taxes	69,223	225,791	185,116
Income tax expense	14,600	53,905	45,325
Net income	$ 54,623	$ 171,886	$ 139,791
Earnings per common share			
Basic	$ 2.00	$ 6.15	$ 4.97
Diluted	$ 1.95	$ 5.92	$ 4.81
Weighted average common shares outstanding			
Basic	27,302,254	27,969,436	28,152,876
Diluted	28,007,630	29,031,107	29,045,186

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

ADVANSIX INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years Ended December 31,					
	2023		**2022**		**2021**	
Net income	$	54,623	$	171,886	$	139,791
Foreign exchange translation adjustment		63		14		(43)
Cash-flow hedges		(150)		688		1,789
Pension obligation adjustments		140		1,640		7,847
Other comprehensive income, net of tax		53		2,342		9,593
Comprehensive income	$	54,676	$	174,228	$	149,384

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

ADVANSIX INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share amounts)

	December 31,	
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,768	$ 30,985
Accounts and other receivables – net	165,393	175,429
Inventories – net	211,831	215,502
Taxes receivable	1,434	9,771
Other current assets	11,378	9,241
Total current assets	419,804	440,928
Property, plant and equipment – net	852,642	811,065
Operating lease right-of-use assets	95,805	114,688
Goodwill	56,192	56,192
Intangible assets	46,193	49,242
Other assets	25,384	23,216
Total assets	$ 1,496,020	$ 1,495,331
LIABILITIES		
Current liabilities:		
Accounts payable	$ 259,068	$ 272,740
Accrued liabilities	44,086	48,820
Operating lease liabilities – short-term	32,053	37,472
Income taxes payable	8,033	30
Deferred income and customer advances	15,678	34,430
Total current liabilities	358,918	393,492
Deferred income taxes	151,059	160,409
Operating lease liabilities – long-term	63,961	77,571
Line of credit – long-term	170,000	115,000
Postretirement benefit obligations	3,660	—
Other liabilities	9,185	10,679
Total liabilities	756,783	757,151
COMMITMENTS AND CONTINGENCIES (Note 13)		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; 200,000,000 shares authorized; 32,598,946 shares issued and 26,750,471 outstanding at December 31, 2023; 31,977,593 shares issued and 27,446,520 outstanding at December 31, 2022	326	320
Preferred stock, par value $0.01; 50,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2023 and 2022	—	—
Treasury stock at par (5,848,475 shares at December 31, 2023; 4,531,073 shares at December 31, 2022)	(58)	(45)
Additional paid-in capital	138,046	174,585
Retained earnings	605,067	567,517
Accumulated other comprehensive loss	(4,144)	(4,197)
Total stockholders' equity	739,237	738,180
Total liabilities and stockholders' equity	$ 1,496,020	$ 1,495,331

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

ADVANSIX INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 54,623	$ 171,886	$ 139,791
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	73,010	69,353	65,340
Loss on disposal of assets	1,281	1,521	1,711
Deferred income taxes	(9,347)	16,228	4,702
Stock-based compensation	8,313	10,279	11,299
Amortization of deferred financing fees	618	618	677
Operational asset adjustments	(4,472)	—	—
Changes in assets and liabilities, net of business acquisitions:			
Accounts and other receivables	21,489	17,842	(53,772)
Inventories	3,286	(57,043)	31,227
Taxes receivable	8,337	(8,824)	11,342
Accounts payable	(20,756)	55,863	15,676
Income taxes payable	8,003	(9,693)	9,717
Accrued liabilities	(5,569)	(3,122)	14,654
Deferred income and customer advances	(18,752)	31,681	(23,630)
Other assets and liabilities	(2,514)	(22,988)	(9,885)
Net cash provided by operating activities	117,550	273,601	218,849
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(107,377)	(89,449)	(56,811)
Acquisition of businesses	—	(97,456)	(9,523)
Other investing activities	(3,520)	(2,368)	(1,228)
Net cash used for investing activities	(110,897)	(189,273)	(67,562)
Cash flows from financing activities:			
Borrowings from line of credit	437,000	434,500	176,000
Payments of line of credit	(382,000)	(454,500)	(316,000)
Payment of line of credit facility fees	—	—	(2,442)
Principal payments of finance leases	(938)	(926)	(735)
Dividend payments	(16,657)	(15,073)	(3,518)
Purchase of treasury stock	(46,151)	(33,748)	(652)
Issuance of common stock	876	1,304	554
Net cash used for financing activities	(7,870)	(68,443)	(146,793)
Net change in cash and cash equivalents	(1,217)	15,885	4,494
Cash and cash equivalents at beginning of year	30,985	15,100	10,606
Cash and cash equivalents at the end of year	$ 29,768	$ 30,985	$ 15,100
Supplemental non-cash investing activities:			
Capital expenditures included in accounts payable	$ 22,660	$ 14,879	$ 11,720
Supplemental cash activities:			
Cash paid for interest	$ 7,086	$ 2,239	$ 4,459
Cash paid for income taxes	$ 7,790	$ 56,170	$ 31,000

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

ADVANSIX INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount					
Balance at December 31, 2020	**31,627,139**	**316**	**184,732**	**275,243**	**(36)**	**(16,132)**	**444,123**
Net Income	—	—	—	139,791	—	—	139,791
Comprehensive income							
Foreign exchange translation adjustments	—	—	—	—	—	(43)	(43)
Cash-flow hedges	—	—	—	—	—	1,789	1,789
Pension obligation adjustments	—	—	—	—	—	7,847	7,847
Other comprehensive income (loss), net of tax	—	—	—	—	—	9,593	9,593
Issuance of common stock	128,291	2	552	—	—	—	554
Acquisition of treasury shares (21,564 shares)	—	—	(652)	—	—	—	(652)
Stock-based compensation	—	—	11,299	—	—	—	11,299
Dividends	—	—	—	(3,518)	—	—	(3,518)
Balance at December 31, 2021	**31,755,430**	**318**	**195,931**	**411,516**	**(36)**	**(6,539)**	**601,190**
Net Income	—	—	—	171,886	—	—	171,886
Comprehensive income							
Foreign exchange translation adjustments	—	—	—	—	—	14	14
Cash-flow hedges	—	—	—	—	—	688	688
Pension obligation adjustments	—	—	—	—	—	1,640	1,640
Other comprehensive income (loss), net of tax	—	—	—	—	—	2,342	2,342
Issuance of common stock	222,163	2	1,302	—	—	—	1,304
Acquisition of treasury shares (915,597 shares)	—	—	(33,739)	—	(9)	—	(33,748)
Stock-based compensation	—	—	10,279	—	—	—	10,279
Dividends	—	—	812	(15,885)	—	—	(15,073)
Balance at December 31, 2022	**31,977,593**	**320**	**174,585**	**567,517**	**(45)**	**(4,197)**	**738,180**
Net Income	—	—	—	54,623	—	—	54,623
Comprehensive income							
Foreign exchange translation adjustments	—	—	—	—	—	63	63
Cash-flow hedges	—	—	—	—	—	(150)	(150)
Pension obligation adjustments	—	—	—	—	—	140	140
Other comprehensive income (loss), net of tax	—	—	—	—	—	53	53
Issuance of common stock	621,353	6	870	—	—	—	876
Acquisition of treasury shares (1,317,402 shares)	—	—	(46,138)	—	(13)	—	(46,151)
Stock-based compensation	—	—	8,313	—	—	—	8,313
Dividends	—	—	416	(17,073)	—	—	(16,657)
Balance at December 31, 2023	**32,598,946**	**$ 326**	**$ 138,046**	**$ 605,067**	**$ (58)**	**$ (4,144)**	**$ 739,237**

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts or unless otherwise noted)

Note 1. Organization, Operations and Basis of Presentation

Description of Business

AdvanSix Inc. ("AdvanSix", the "Company", "we," "us" or "our") is a diversified chemistry company playing a critical role in global supply chains, innovating and delivering essential products for our customers in a wide variety of end markets and applications that touch people's lives, such as building and construction, fertilizers, agrochemicals, plastics, solvents, packaging, paints, coatings, adhesives and electronics. Our reliable and sustainable supply of quality products emerges from the integrated value chain of our five U.S.-based manufacturing facilities. AdvanSix strives to deliver best-in-class customer experiences and differentiated products in the industries of nylon solutions, plant nutrients and chemical intermediates, guided by our core values of Safety, Integrity, Accountability and Respect.

We evaluated segment reporting in accordance with Accounting Standards Codification Topic ("ASC") 280. We concluded that AdvanSix is a single operating segment and a single reportable segment based on the operating results available which are evaluated regularly by the chief operating decision maker ("CODM") to make decisions about resource allocation and performance assessment on a consolidated basis. Our larger manufacturing sites are vertically integrated and leverage cross-plant resources, including centralized supply chain and procurement functions. This production process uses one key raw material, cumene, as the input to products produced for sale through the sales channels and end-markets the Company serves. Production rates and output volumes are managed across locations to align with the overall Company operating plan.

AdvanSix operates through five U.S.-based manufacturing sites located in Frankford, Pennsylvania, Chesterfield, Virginia, Hopewell, Virginia, Portsmouth, Virginia and Bucks, Alabama. The Company's headquarters is located in Parsippany, New Jersey.

Corporate History

On October 1, 2016, Honeywell International Inc. ("Honeywell") completed the separation of AdvanSix. The separation was completed by Honeywell distributing (the "Distribution") all of the then outstanding shares of common stock of AdvanSix on October 1, 2016 (the "Distribution Date") through a dividend in kind of AdvanSix common stock, par value $0.01 per share, to holders of Honeywell common stock as of the close of business on the record date of September 16, 2016 who held their shares through the Distribution Date.

Basis of Presentation

Unless the context otherwise requires, references in these Notes to the Consolidated Financial Statements to "we," "us," "our," "AdvanSix" and the "Company" refer to AdvanSix Inc. and its consolidated subsidiaries after giving effect to the Spin-Off. All intercompany transactions have been eliminated.

Note 2. Summary of Significant Accounting Policies

Accounting Principles – The financial statements and accompanying Notes are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a description of AdvanSix's significant accounting policies.

Principles of Consolidation – The Consolidated Financial Statements include the accounts of AdvanSix and all of its subsidiaries in which a controlling financial interest is maintained. Our consolidation policy requires equity investments that we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee's activities to be accounted for using the equity method. Investments through which we are not able to exercise significant influence over the investee and which we do not have readily determinable fair values are accounted for under the cost method. All intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity to the Company of three months or less. We reduce cash and extinguish liabilities when the creditor receives our payment and we are relieved of our obligation for the liability when checks clear the Company's bank account.

Liabilities to creditors to whom we have issued checks that remain outstanding aggregated $2.9 million at December 31, 2023 and are included in Cash and cash equivalents and Accounts payable in the Consolidated Balance Sheets.

Fair Value Measurement – ASC 820, Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Financial Accounting Standards Board's ("FASB") guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or
	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or Inputs other than quoted prices that are observable for the asset or liability
Level 3	Unobservable inputs for the asset or liability

Derivative Financial Instruments – We minimize our risks from interest and foreign currency exchange rate fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes. Derivative financial instruments that qualify for hedge accounting must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the changes in fair value of the derivatives are recorded in Accumulated other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact earnings. Cash flows of such derivative financial instruments are classified consistent with the underlying hedged item. For derivative instruments that are designated and qualify as a net investment hedge, the derivative's gain or loss is reported as a component of Other comprehensive income (loss) and recorded in Accumulated other comprehensive income (loss). The gain or loss will be subsequently reclassified into net earnings when the hedged net investment is either sold or substantially liquidated.

Commodity Price Risk Management – The Company's exposure to market risk for commodity prices can result in changes in our cost of production. We primarily mitigate our exposure to commodity price risk by using long-term, formula-based price contracts with our suppliers and formula-based price agreements with customers. Our customer agreements provide for price adjustments based on relevant market indices and raw material prices, and generally they do not include take-or-pay terms. Instead, each customer agreement, the majority of which have a term of at least one year, is typically determined by monthly or quarterly volume estimates. We may also enter into forward commodity contracts with third parties designated as hedges of anticipated purchases of several commodities. Forward commodity contracts are marked-to-market, with the resulting gains and losses recognized in earnings, in the same category as the items being hedged, when the hedged transaction is recognized. At December 31, 2023 and 2022, we had no contracts with notional amounts related to forward commodity agreements.

Inventories – Substantially all of the Company's inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") method. The Company includes spare and other parts in inventory which are used in support of production or production facilities operations and are valued based on weighted average cost.

Inventories valued at LIFO amounted to $195.6 million and $202.9 million at December 31, 2023 and 2022, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $95.2 million and $64.8 million higher at December 31, 2023 and 2022. Inventories valued at FIFO amounted to $16.2 million and $12.6 million at December 31, 2023 and 2022, respectively.

Property, Plant, Equipment – Property, plant, equipment asset values are recorded at cost, including any asset retirement obligations, less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 35 years for machinery and equipment. Our machinery and equipment includes (1) assets used in short production cycles or subject to high corrosion, such as instrumentation, controls and insulation systems with useful lives of 3 to 30 years, (2) standard plant assets, such as boilers and railcars, with useful lives ranging from 3 to 30 years and (3) major process equipment that can be used for long durations with effective preventative maintenance and repair, such as cooling towers, compressors, tanks and turbines with useful lives ranging from 3 to 35 years. Recognition of the fair value of obligations associated with the retirement of tangible long-lived assets is required when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset's useful life.

Repairs and maintenance, including planned major maintenance, are expensed as incurred. Costs which materially add to the value of the asset or prolong its useful life are capitalized and the replaced assets are retired.

Long-Lived Assets – The Company evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates events or changes in circumstances based on several factors including operating results, business plans and forecasts, general and industry trends, and economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in the Consolidated Statements of Operations. The Company also evaluates the estimated useful lives of long-lived assets if circumstances warrant and revises such estimates based on current events.

Goodwill – The Company had goodwill of $56.2 million at December 31, 2023 and 2022. Goodwill is subject to impairment testing annually and has historically been tested as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Management first assesses qualitative factors as described in ASC 350 to determine whether it is necessary to perform the quantitative goodwill impairment test. Potential impairment is identified by comparing the fair value of a reporting unit to the carrying value, including goodwill. The Company completed its annual goodwill impairment test as of March 31, 2023 and, based on the results of the Company's assessment of qualitative factors, it was determined that it was not necessary to perform the quantitative goodwill impairment test.

Beginning in the fourth quarter of 2023, and for subsequent annual periods thereafter, the Company voluntarily changed the annual impairment assessment date to the last day of our October close, and thus performed an additional impairment test during 2023 as of October 28, 2023. We believe this measurement date, which represents a change in the method of applying an accounting principle, better aligns with the timing of our strategic business planning process and financial forecasts, which are key components of the annual impairment tests and are typically completed in the fourth quarter of our fiscal year. Based on share price and current market trend, the Company determined it would not qualify for a qualitative analysis and thus performed a quantitative analysis. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and the carrying amount, not to exceed the associated carrying value of goodwill. Fair value for the reporting unit was determined based on a combination of the discounted future cash flow model (income approach) and the application of current market multiples for comparable publicly-traded companies (market approach). Under the income approach, the fair value of the reporting unit is estimated based on the discounted present value of the projected future cash flows. Management's cash flow projections for the reporting unit included significant judgements and assumptions, including revenue growth rate, EBITDA margin and weighted average cost of capital rate. Under the market approach, management uses selected financial information of publicly-traded companies that compare to the reporting unit to derive a market-based multiple. The Company completed its annual goodwill impairment test as of October 28, 2023 and, based on the results of the Company's assessment, it concluded that the estimated fair value of the reporting unit was in excess of its carrying value resulting in no impairment. Although management believes its estimate of fair value is reasonable, it is dependent on numerous economic and business assumptions and reflects management's best estimates at a particular point in time. Changes in the factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized. If future financial performance falls below the Company's expectations including prolonged unfavorable economic conditions, or there are negative revisions to significant assumptions, or if the Company's market capitalization declines, and if such a decline becomes indicative that the fair value of our reporting unit has declined below its carrying value, the Company may need to record a material, non-cash goodwill impairment charge in a future period.

Finite-Lived Intangible Assets – Other intangible assets with determinable lives consist of customer relationships, trademarks, patents and other intangibles and are amortized over their estimated useful lives, ranging from 5 to 20 years. As described in "Note 18. Acquisitions" to the consolidated financial statements included in Item 8 of this Form 10-K, in February 2022, the Company acquired U.S. Amines Limited ("U.S. Amines") for a purchase price of approximately $97 million, net of cash acquired. The acquisition included intangible assets of $34 million consisting primarily of customer relationships, which reflects the value of the benefit derived from incremental revenue and related cash flows that are a direct result of the customer relationships in the amount of approximately $33 million. The fair value for the customer relationships intangible asset was determined by management using the multi-period excess earnings method. Management applied significant judgments and assumptions in determining the fair value of the customer relationships including gross margin rates, the discount rate, and customer attrition rate.

Revenue Recognition – The Company recognizes revenue upon the transfer of control of goods or services to customers at amounts that reflect the consideration expected to be received. AdvanSix primarily recognizes revenues when title and control of the product transfers from the Company to the customer. Outbound shipping costs incurred by the Company are not included in revenues but are reflected as freight expense in Costs of goods sold in the Consolidated Statements of Operations.

Sales of our products to customers are made under a purchase order, and in certain cases in accordance with the terms of a master services agreement. These agreements typically contain formula-based pass-through pricing tied to key feedstock materials and volume ranges, but often do not specify the goods, including the quantities thereof, to be transferred. Certain master services agreements (including with respect to our largest customer) may contain minimum purchase volumes which can be satisfied by the customer on a periodic basis by choosing from various products offered by the Company. In these cases, a performance obligation is created when a customer submits a purchase order for a specific product at a specified price, typically providing for delivery within the next 60 days. Management considers the performance obligation with respect to such purchase order satisfied at the point in time when control of the product is transferred to the customer, which is indicated by shipment of the product and transfer of title and risk of loss to the customer. Transfer of control to the customer occurs through various modes of shipment, including trucks, railcars, and vessels, and follows a variety of commercially acceptable shipping or destination point terms pursuant to the arrangement with the customer. Variable consideration is estimated for future volume rebates and early pay discounts on certain products and product returns. The Company records variable consideration as an adjustment to the sale transaction price. Since variable consideration is generally settled within one year, the time value of money is not significant.

The Company applies the practical expedient in Topic 606 and does not include disclosures regarding remaining performance obligations that have original expected durations of one year or less, or amounts for variable consideration allocated to wholly-unsatisfied performance obligations or wholly-unsatisfied distinct goods that form part of a single performance obligation, if any.

The Company also utilizes the practical expedient in Topic 606 and does not include an adjustment for the effects of a significant financing component given the expected period duration of one year or less.

Environmental – The Company accrues costs related to environmental matters when it is probable that we have incurred a liability related to a contaminated site and the amount can be reasonably estimated.

Deferred Income and Customer Advances – AdvanSix typically has an annual pre-buy program for ammonium sulfate that is classified as deferred income and customer advances in the Consolidated Balance Sheets. Customers pay cash in advance to reserve capacity for ammonium sulfate to guarantee product availability during peak planting season. The Company recognizes a customer advance when cash is received for the advanced buy. Revenue is then recognized and the customer advance is relieved upon title transfer of ammonium sulfate.

Trade Receivables and Allowance for Doubtful Accounts – Trade accounts receivables are recorded at the invoiced amount as a result of transactions with customers. AdvanSix maintains allowances for doubtful accounts for estimated losses based on a customer's inability to make required payments. AdvanSix estimates anticipated losses from doubtful accounts based on days past due, as measured from the contractual due date and historical collection history and incorporates changes in economic conditions that may not be reflected in historical trends such as customers in bankruptcy, liquidation or reorganization. Receivables are written-off against the allowance for doubtful accounts when they are determined uncollectible. Such determination includes analysis and consideration of the particular conditions of the account, including time intervals since last collection, customer performance against agreed upon payment plans, success of outside collection agencies activity, solvency of customer and any bankruptcy proceedings. The Company adopted ASU 2016-13 effective January 1, 2020, using a modified retrospective approach, which did not have a material impact on the Company's consolidated financial position or results of operations upon adoption.

Research and Development – AdvanSix conducts research and development ("R&D") activities, which consist primarily of the development of new products and product applications consisting primarily of labor costs and depreciation and maintenance costs. R&D costs are charged to expense as incurred. Such costs are included in costs of goods sold and were $9.8 million, $12.5 million, and $14.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Debt Issuance Costs – Debt issuance costs are capitalized as a component of Other assets and are amortized through interest expense over the related term.

Stock-Based Compensation Plans – The principal awards issued under our stock-based compensation plans, which are described in "Note 16. Stock-Based Compensation Plans" to the Consolidated Financial Statements included in Item 8 of this Form 10-K, are non-qualified stock options, performance stock units and restricted stock units. The cost for such awards is measured at the grant date based on the fair value of the award. The value of the portion of the award that is ultimately expected to vest, including the impact of the Company's anticipated performance against certain metrics for performance stock units, is recognized as expense over the requisite service periods (generally the vesting period of the equity award) and is included in selling, general and administrative expenses. Estimates of future performance are utilized to determine the underlying expense for shares expected to vest. Forfeitures are estimated at the time of grant to recognize expense for those awards that are expected to vest and are based on our historical forfeiture rates.

Dividend Equivalents – If a dividend is authorized by the Board for stockholders of common stock, holders of unvested RSUs and unvested PSUs will have their accounts credited with dividend equivalents in the form and in an amount equal to the dividend that the holder would have received had the shares underlying the RSUs and PSUs been distributed at the time that such dividend was paid. Dividend equivalents are subject to the same vesting, forfeiture, performance and payment restrictions as the respective equity award for which it is attributable. Since the dividend equivalents are forfeitable, there is no impact on the basic earnings per share calculation.

Pension Benefits – We have a defined benefit plan covering certain employees primarily in the U.S. The benefits are accrued over the employees' service periods. We use actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of net periodic pension income or expense. Differences between actual and expected results or changes in the value of defined benefit obligations and fair value of plan assets, if any, are not recognized in earnings as they occur but rather systematically over subsequent periods when net actuarial gains or losses are in excess of 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation.

Foreign Currency Translation – Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive income (loss) in our Consolidated Balance Sheets.

Income Taxes – We account for income taxes pursuant to the asset and liability method which requires us to recognize current tax liabilities or receivables for the amount of taxes we estimate are payable or refundable for the current year and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

We adopted the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's consolidated financial statements. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The benefit of tax positions taken or expected to be taken in our income tax returns are recognized in the financial statements if such positions are more likely than not of being sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carryover or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. Interest costs and related penalties related to unrecognized tax benefits are required to be calculated, if applicable. Our policy is to classify tax related interest and penalties, if any, as a component of income tax expense. No interest or penalties related to unrecognized income tax benefits were recorded during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was required to be reported. We do not expect any significant changes in our unrecognized tax benefits in the next year.

Leases – The Company enters into agreements to lease transportation equipment, storage facilities, office space, dock access and other equipment. Operating leases have initial terms of up to 20 years with some containing renewal options subject to customary conditions.

An arrangement is considered to be a lease if the agreement conveys the right to control the use of the identified asset in exchange for consideration.

Operating leases, which are reported as Operating lease right-of-use assets, and Operating lease liabilities – short-term and Operating lease liabilities – long-term are included in our Consolidated Balance Sheets. Finance leases are included as a component of Property, plant and equipment – net, Accounts payable and Other liabilities in our Consolidated Balance Sheets.

The Company adopted ASU 2016-02, Leases (Topic 842) effective January 1, 2019 and has elected the following practical expedients available in Topic 842:

- the package of three expedients which allows the Company to not re-assess (i) whether any expired or existing contracts are, or contain, leases, (ii) lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases;

- the short-term lease practical expedient, which allows the Company to exclude leases with an initial term of 12 months or less ("short-term leases") from recognition in the unaudited Consolidated Balance Sheets;
- the bifurcation of lease and non-lease components practical expedients, which did not require the Company to bifurcate lease and non-lease components for real estate leases; and
- the land easements practical expedient, which allows the Company to carry forward the accounting treatment for land easements on existing agreements.

Earnings Per Share – Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

Treasury Stock – The Company has elected to account for treasury stock purchased under the constructive retirement method. For shares repurchased in excess of par, the Company will allocate the excess value to additional paid-in capital.

Use of Estimates – The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and related disclosures in the accompanying Notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of changes are reflected in the Consolidated Financial Statements in the period they are determined to be necessary.

Reclassifications – Certain prior period amounts have been reclassified for consistency with the current period presentation. All reclassified amounts have been immaterial.

Recent Accounting Pronouncements – The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB"). ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position or results of operations.

On December 13, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require that public business entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that are equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate. The amendments also require that the Company disclose the following (net of refunds received): (1) the amount of income taxes paid disaggregated by federal (national), state, and foreign taxes and (2) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5 percent of total income taxes paid. Additionally, the amendments in this update eliminate the requirement for all entities to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or to make a statement that an estimate of the range cannot be made, and remove the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. The guidance is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption of the amendments in this update are permitted for annual financial statements that have not yet been issued. The Company is evaluating the pronouncement and does not expect adoption to have a material impact on the Company's consolidated financial position or results of operations.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require incremental disclosures about the Company's reportable segments, but do not change the definition of a segment or the guidance for determining reportable segments. The incremental disclosures should include (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, (2) an amount for other segment items by reportable segment and a description of its composition, (3) profit or loss and assets currently required by Topic 280 in interim periods, (4) clarification if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources and (5) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The guidance is effective for public entities with fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Additionally, public entities should apply the amendments retrospectively to all prior periods presented in the financial statements, unless impractical. The Company is evaluating the pronouncement and does not expect adoption to have a material impact on the Company's consolidated financial position or results of operations.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The amendments in this ASU require that a buyer in a supplier finance program disclose sufficient quantitative and qualitative information about its supplier finance programs to allow a user of the financial statements to understand the program's nature, activity during the period, changes from period to period and potential magnitude. On a retrospective basis, for each annual reporting period, an entity should disclose the key terms of the program, including a description of the payment terms, assets pledged as security or other forms of guarantees, the confirmed amount outstanding that remains unpaid, a description of where the obligations are presented in the balance sheet and a roll-forward of those obligations confirmed as well as the amount of obligations subsequently paid. In each interim reporting period, an entity should disclose the amount of confirmed obligations outstanding. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll-forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption of the amendments in this update is permitted. The Company adopted ASU 2022-04, effective January 1, 2023, which did not have a material impact on the Company's consolidated financial position or results of operations upon adoption.

On August 5, 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40). The amendments in the ASU remove certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. Therefore, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in-capital. This will result in more convertible debt instruments being accounted for as a single liability measured at its amortized cost and more convertible preferred stock being accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. The ASU also amends the derivative scope exception guidance for contracts in an entity's own equity. The amendments remove three settlement conditions that are required for equity contracts to qualify for the derivative scope exception. The guidance is effective for public business entities for fiscal years, and interim terms within those fiscal years, beginning after December 15, 2021. Early adoption of the amendments in this update is permitted, but no earlier than fiscal years, including interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted ASU 2020-06 effective January 1, 2022, which did not have any impact on the Company's consolidated financial position or results of operations upon adoption.

Note 3. Revenue

We serve approximately 400 customers annually in approximately 50 countries and across a wide variety of industries. For 2023, 2022 and 2021, the Company's ten largest customers accounted for approximately 39%, 39% and 40% of total sales, respectively.

We typically sell to customers under master services agreements, with primarily one-year terms, or by purchase orders. We have historically experienced low customer turnover and have an average customer relationship of approximately 20 years. Our largest customer is Shaw Industries Group Inc. ("Shaw"), a significant consumer of caprolactam and Nylon 6 resin. We sell caprolactam and Nylon 6 resin to Shaw under a long-term agreement. Sales to Shaw were 11% of our total sales for the year ended December 31, 2023, 12% for the year ended December 31, 2022 and 12% for the year ended December 31, 2021.

The Company's revenue by product line, and related approximate percentage of total sales for 2023, 2022 and 2021 were as follows:

| | Twelve Months Ended December 31, 2023 and 2022 | | | | | |
	2023		2022		2021	
Nylon	$ 356,632	23%	$ 485,241	25%	$ 422,897	25%
Caprolactam	298,375	19%	319,863	16%	316,132	19%
Ammonium Sulfate	440,915	29%	629,021	33%	401,092	24%
Chemical Intermediates	437,677	29%	511,515	26%	544,504	32%
	$ 1,533,599	100%	$ 1,945,640	100%	$ 1,684,625	100%

The Company's revenues by geographic area, and related approximate percentage of total sales for 2023, 2022 and 2021 were as follows:

| | Twelve Months Ended December 31, 2023 and 2022 | | | | | |
	2023		2022		2021	
United States	$ 1,250,094	82 %	$ 1,622,537	83 %	$ 1,382,464	82 %
International	283,505	18 %	323,103	17 %	302,161	18 %
Total	$ 1,533,599	100 %	$ 1,945,640	100 %	$ 1,684,625	100 %

Deferred Income and Customer Advances

The Company defers revenues when cash payments are received in advance of our performance. Customer advances relate primarily to sales from the ammonium sulfate business. Below is a roll-forward of Deferred income and customer advances for the twelve months ended December 31, 2023:

Deferred Income and Customer Advances	2023
Opening balance January 1, 2023	$ 34,430
Additional cash advances	21,916
Less amounts recognized in revenues	(40,668)
Ending balance December 31, 2023	$ 15,678

The Company expects to recognize as revenue the December 31, 2023 ending balance of Deferred income and customer advances within one year or less.

Note 4. Income Taxes

	Years Ended December 31,		
	2023	**2022**	**2021**
Income before taxes			
U.S.	$ 69,055	$ 225,640	$ 184,963
Non-U.S.	168	151	153
	$ 69,223	$ 225,791	$ 185,116

Income taxes
Income tax expense (benefit) consists of:

	Years Ended December 31,		
	2023	**2022**	**2021**
Current Provision (benefit):			
Federal	$ 20,707	$ 31,165	$ 34,079
State	3,159	6,463	6,504
Non-U.S.	47	48	35
Total current provision (benefit)	$ 23,913	$ 37,676	$ 40,618
Deferred Provision (benefit):			
Federal	$ (8,886)	$ 13,874	$ 2,256
State	(427)	2,355	2,445
Non-U.S.	—	—	6
Total deferred provision (benefit)	(9,313)	16,229	4,707
Total income tax expense (benefit)	$ 14,600	$ 53,905	$ 45,325

The U.S. federal statutory income tax rate is reconciled to the effective income tax rate as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
U.S. state income taxes	2.9 %	3.1 %	3.0 %
U.S. state income tax rate change	0.2 %	— %	0.8 %
Excess tax benefits of equity compensation	(1.5)%	— %	— %
Executive compensation limitations	1.0 %	0.7 %	1.0 %
Research and other tax credits	(1.3)%	(0.3)%	(0.3)%
Foreign derived intangible income deduction	(0.9)%	(0.7)%	(0.9)%
Other, net	(0.3)%	0.1 %	(0.1)%
	21.1 %	23.9 %	24.5 %

The Company's effective income tax rate for 2023 approximated the U.S. Federal statutory rate of 21%. Increases to the effective income tax rate due primarily to state taxes and executive compensation limitations, were materially offset by research tax credits, excess tax benefits of equity compensation and the foreign-derived intangible income deduction.

The Company's effective income tax rate for 2022 and 2021 was higher compared to the U.S. Federal statutory rate of 21% due primarily to state taxes and executive compensation deduction limitations partially offset by research tax credits and the foreign-derived intangible income deduction.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law. This legislation includes significant changes relating to tax, climate change, energy and health care. Among other provisions, the IRA introduces a corporate alternative minimum tax ("CAMT") on adjusted financial statement income of certain large corporations and a 1% excise tax on share repurchases. The Company is not currently subject to the CAMT which became effective for tax years beginning after December 31, 2022. The 1% excise tax is generally applicable to publicly traded corporations for the net value of certain stock that the corporation repurchases during the year and is also effective for tax years beginning after December 31, 2022. The impact of any excise tax imposed on the Company for share repurchases is generally accounted for as an equity transaction with no consequences to the Company's results in operations, and this provision of the law does not currently have a material impact on the Company's financial condition. The IRA also includes significant extensions, expansions and enhancements related to climate and energy tax credits designed to encourage investment in the adoption and expansion of renewable and alternative energy sources. The Company continues to evaluate these energy credit provisions of the law in relation to our sustainability and environmental, social and governance initiatives.

The Pillar Two Global Anti-Base Erosion rules issued by the Organization for Economic Co-operation and Development ("OECD"), a global policy forum, introduced a global minimum tax of 15% which would apply to multinational groups with consolidated financial statement revenue in excess of EUR 750 million. Nearly all OECD member jurisdictions have agreed in principle to adopt these provisions and numerous jurisdictions, including jurisdictions where the Company operates, have enacted these rules effective January 1, 2024. The Company has evaluated the impact of these rules and currently believes they will not have any material impact on financial results through 2026 due to certain transitional safe harbors. We will continue to monitor and refine our assessment as further guidance is made available.

As of December 31, 2023 and 2022, there were no unrecognized tax benefits recorded by the Company. Although there are no unrecognized income tax benefits, when applicable, the Company's policy is to report interest expense and penalties related to unrecognized income tax benefits in the income tax provision.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The company closed its federal tax examination for periods 2017 through 2019 in January 2023. There are no current material tax examinations by state or foreign tax authorities; however, tax years 2019 through 2023 generally remain open under the statute of limitations and are subject to examination by the tax authorities.

Deferred tax assets (liabilities)

The tax effects of temporary differences which give rise to future income tax benefits and expenses are as follows:

	December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss	$ 36	$ 44
Accruals and reserves	2,943	4,197
Capitalization of research expenses	6,624	4,234
Inventory	9,394	1,094
Pension obligation	1,726	—
Operating lease liability	23,031	27,551
Equity compensation	3,025	2,800
Total gross deferred tax assets	46,779	39,920
Less: Valuation Allowance	—	—
Total deferred tax assets	$ 46,779	$ 39,920
Deferred tax liabilities:		
Property, plant & equipment	$ (160,071)	$ (160,019)
Intangibles	(11,156)	(11,164)
Operating lease asset	(22,981)	(27,466)
Other	(3,630)	(1,680)
Total deferred tax liabilities	(197,838)	(200,329)
Net deferred taxes	$ (151,059)	$ (160,409)

The net deferred taxes are primarily related to U.S. operations. The Company has no material state net operating losses (NOL) carryforwards and no federal or state tax credit carryforwards remaining as of December 31, 2023. We believe that the state NOL carryforward and other deferred tax assets are more likely than not to be realized and we have not recorded a valuation allowance against the deferred tax assets.

In February 2022, the Company acquired the stock of U.S. Amines. Under purchase accounting rules, a net deferred tax liability of approximately $10.1 million was recorded in the period related to the adjustment of the acquired assets and liabilities to fair value. See "Note 18. Acquisitions" for further details.

As of December 31, 2023 and 2022, there was a $6.6 million and $4.2 million Deferred tax asset, respectively noted in the table above as Capitalization of research expenses. This relates to a provision within the Tax Cuts and Jobs Act, which requires, for tax purposes, the capitalization and amortization of research and development expenses effective for years beginning after December 31, 2021. There continues to be potential legislation surrounding this provision in the law that we monitor. On January 31, 2024, the U.S. House of Representatives approved a tax bill, which among other provisions, aims to reinstate 100% bonus depreciation for property placed in service in 2023 and through 2025 and to allow taxpayers to expense domestic research costs retroactively back to 2022 and prospectively through tax years beginning before 2026. Enactment remains uncertain and the Company continues to monitor the ongoing developments in the proposed legislation.

The Company's accounting policy is to record the tax impacts of Global intangible low-taxed income as a period cost.

As of December 31, 2023 and 2022, there were no material undistributed earnings of the Company's non-U.S. subsidiaries and, as such, we have not provided a deferred tax liability for undistributed earnings.

Note 5. Accounts and Other Receivables – Net

	December 31,	
	2023	**2022**
Accounts receivables	$ 155,267	$ 171,923
Other	10,959	4,100
Total accounts and other receivables	166,226	176,023
Less – allowance for doubtful accounts	(833)	(594)
Total accounts and other receivables – net	$ 165,393	$ 175,429

The roll-forward of allowance for doubtful accounts are summarized in the table below:

	Balance at Beginning of Year	Charged / (Credited) to Costs	Charged to Other Accounts (1)	Bad Debt Write-Offs (1)	Balance at End of Year
Year ended December 31, 2023	$ 594	$ 458	$ 47	$ (266)	$ 833
Year ended December 31, 2022	1,495	(1,122)	—	221	594
Year ended December 31, 2021	1,471	—	—	24	1,495

(1) No Impact to Statement of Operations

Note 6. Inventories

	December 31,	
	2023	**2022**
Raw materials	$ 159,240	$ 126,060
Work in progress	54,936	64,669
Finished goods	61,891	60,711
Spares and other	30,931	28,892
	306,998	280,332
Reduction to LIFO cost basis	(95,167)	(64,830)
Total inventories	$ 211,831	$ 215,502

Substantially all of the Company's inventories at December 31, 2023 and December 31, 2022 are valued at the lower of cost or market using the last-in, first-out ("LIFO") method. However, approximately 8% was valued at average cost using the first-in, first-out ("FIFO") method at December 31, 2023.

The excess of replacement cost over the carrying value of total inventories subject to LIFO was $65.3 million and $58.2 million at December 31, 2023 and December 31, 2022, respectively.

Note 7. Property, Plant, Equipment – Net

	December 31,	
	2023	**2022**
Land and improvements	$ 11,761	$ 11,761
Machinery and equipment	1,621,636	1,561,714
Buildings and improvements	228,379	219,417
Construction in progress	66,875	34,761
	1,928,651	1,827,653
Less – accumulated depreciation	(1,076,009)	(1,016,588)
Total property, plant, equipment – net	$ 852,642	$ 811,065

Capitalized interest was $3,375, $2,589 and $2,565 for the years ended December 31, 2023, 2022 and 2021, respectively.

Depreciation expense was $67,528, $64,087 and $61,405 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 8. Leases

We determine if an arrangement is a lease at inception. Operating leases, which are reported as Operating lease right-of-use assets ("ROU"), Operating lease liabilities – short-term, and Operating lease liabilities – long-term are included in our Consolidated Balance Sheets. Finance leases are included in Property, plant and equipment – net, Accounts payable, and Other liabilities in our Consolidated Balance Sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease pre-payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease and, when it is reasonably certain that such an option will be exercised, it is included in the determination of the corresponding assets and liabilities. Short-term leases are not recognized on our Consolidated Balance Sheets. Lease expense for all operating lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities. The Company has entered into agreements to lease transportation equipment, storage facilities, office space, dock access and other equipment. The operating leases have initial terms of up to 20 years with some containing renewal options subject to customary conditions. The term and length of the various agreements, as well as the timing of any renewals, will impact the ROU asset calculation and related liability.

The components of lease expense were as follows:

| | Years Ended December 31, | |
	2023	2022
Finance lease cost:		
Amortization of right-of-use asset	$ 932	$ 917
Interest on lease liabilities	106	53
Total finance lease cost	1,038	970
Operating lease cost	47,148	43,668
Short-term lease cost	5,415	5,338
Total lease cost	$ 53,601	$ 49,976

Supplemental cash flow information related to leases was as follows:

| | Years Ended December 31, | |
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 47,196	$ 42,715
Operating cash flows from finance leases	106	49
Financing cash flows from finance leases	938	926
Non-cash information:		
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	14,818	14,124
Finance leases	1,325	1,223

Supplemental balance sheet information related to leases was as follows:

		Years Ended December 31,		
		2023		**2022**
Operating Leases				
Operating lease right-of-use assets	$	95,805	$	114,688
Operating lease liabilities – short term		32,053		37,472
Operating lease liabilities – long term		63,961		77,571
Total operating lease liabilities	$	96,014	$	115,043
Finance Leases				
Property, plant and equipment – gross	$	3,528	$	2,338
Accumulated depreciation		(1,369)		(572)
Property, plant and equipment – net	$	2,159	$	1,766
Accounts payable	$	797	$	770
Other liabilities		1,400		988
Total finance lease liabilities	$	2,197	$	1,758
Weighted Average Remaining Lease Term				
Operating leases		9.1 years		8.5 years
Finance leases		3.3 years		2.9 years
Weighted Average Discount Rate				
Operating leases		6.40 %		5.61 %
Finance leases		6.71 %		4.04 %

Maturities of lease liabilities are as follows:

Year Ending December 31,		Operating Leases		Finance Leases
2024	$	37,517	$	928
2025		25,730		673
2026		15,021		429
2027		8,211		309
2028		5,714		143
Thereafter		41,413		—
Total lease payments		133,606		2,482
Less imputed interest		(37,592)		(285)
Total	$	96,014	$	2,197

As of December 31, 2023, we have additional operating leases that have not yet commenced for approximately $114.2 million. These leases will commence during 2023 with lease terms of up to 7 years.

Note 9. Long-term Debt and Credit Agreement

The Company's debt at December 31, 2023 consisted of the following:

Total term loan outstanding	$	—
Amounts outstanding under the Revolving Credit Facility		170,000
Total outstanding indebtedness		170,000
Less: amounts expected to be repaid within one year		—
Total long-term debt due after one year	$	170,000

At December 31, 2023, the Company assessed the Revolving Credit Facility (defined below) and determined that such amounts approximated fair value. The fair values of the debt are based on quoted inactive market prices and are therefore classified as Level 2 within the valuation hierarchy.

Credit Agreement

On September 30, 2016, the Company as the borrower, entered into a Credit Agreement with Bank of America, as administrative agent (the "Original Credit Agreement"), which was amended on February 21, 2018 pursuant to Amendment No. 1 to the Original Credit Agreement (the "First Amended and Restated Credit Agreement"), and further amended on February 19, 2020 pursuant to Amendment No. 2 to the First Amended and Restated Credit Agreement (after giving effect to the Second Amendment, the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement had a five-year term with a scheduled maturity date of February 21, 2023.

On October 27, 2021, the Company completed a refinancing of the Second Amended and Restated Credit Agreement by entering into a new Credit Agreement (the "Credit Agreement"), among the Company, the lenders party thereto, the swing line lenders party thereto, the letter of credit issuers party thereto and Truist Bank, as administrative agent, which provides for a senior secured revolving credit facility in an aggregate principal amount of $500 million (the "Revolving Credit Facility").

The Revolving Credit Facility has a scheduled maturity date of October 27, 2026. The Credit Agreement permits the Company to utilize up to $40 million of the Revolving Credit Facility for the issuance of letters of credit and up to $40 million for swing line loans. The Company has the option to establish a new class of term loans and/or increase the amount of the Revolving Credit Facility in an aggregate principal amount for all such incremental term loans and increases of the Revolving Credit Facility of up to the sum of (x) $175 million plus (y) an amount such that the Company's Consolidated First Lien Secured Leverage Ratio (as defined in the Credit Agreement) would not be greater than 2.75 to 1.00, in each case, to the extent that any one or more lenders, whether or not currently party to the Credit Agreement, commits to be a lender for such amount or any portion thereof.

With the cessation of LIBOR on June 30, 2023 and subject to the First Amendment to the Credit Agreement, dated as of June 27, 2023, the Eurodollar Rate was replaced with the Adjusted Term SOFR as an alternative benchmark rate for purposes of the Credit Agreement. The transition was effective July 1, 2023. Borrowings under the Credit Agreement bear interest at a rate equal to either the sum of a base rate plus a margin ranging from 0.25% to 1.25% or the sum of an Adjusted Term SOFR rate plus a margin ranging from 1.25% to 2.25%, with either such margin varying according to the Company's Consolidated Leverage Ratio (as defined in the Credit Agreement). The Company is also required to pay a commitment fee in respect of unused commitments under the Revolving Credit Facility, if any, at a rate ranging from 0.15% to 0.35% per annum depending on the Company's Consolidated Leverage Ratio. In conjunction with the cessation of LIBOR, as of July 1, 2023, the applicable margin under the Credit Agreement was 0.25% for base rate loans and 1.25% for Adjusted Term SOFR loans and the applicable commitment fee rate was 0.15% per annum.

Substantially all tangible and intangible assets of the Company and its domestic subsidiaries are pledged as collateral to secure the obligations under the Credit Agreement.

The Credit Agreement contains customary covenants limiting the ability of the Company and its subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock of the Company, enter into transactions with affiliates, make investments, make capital expenditures, merge or consolidate with others or dispose of assets. The Credit Agreement also contains financial covenants that require the Company to maintain a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of not less than 3.00 to 1.00 and to maintain a Consolidated Leverage Ratio of (i) 4.00 to 1.00 or less for the fiscal quarter ended December 31, 2021, through and including the fiscal quarter ending September 30, 2023 and (ii) 3.75 to 1.00 or less for each fiscal quarter thereafter (subject to the Company's option to elect a consolidated leverage ratio increase in connection with certain acquisitions). If the Company does not comply with the covenants in the Credit Agreement, the lenders may, subject to customary cure rights, require the immediate payment of all amounts outstanding under the Revolving Credit Facility. We were in compliance with all of our covenants at December 31, 2023 and through the date of the filing of this Annual Report on Form 10-K.

Note 10. Postretirement Benefit Obligations

Defined Contribution Benefit Plan

On January 1, 2017, the Company established a defined contribution plan which covers all eligible U.S. employees. Our plan allows eligible employees to contribute a portion of their cash compensation to the plan on a tax-deferred basis to save for their future retirement needs. The Company matches 50% or 75% of the first 8% of contributions for employees covered by a collective bargaining agreement, dependent upon the terms of the respective collective bargaining agreement and matches 75% of the first 8% of the employee's contribution election for all other employees. The plan's matching contributions vest after three years of service with the Company. The Company may also provide an additional discretionary retirement savings contribution which is at the sole discretion of the Company. The Company made contributions to the defined contribution plan of $6,028, $5,920 and $5,874 for the years ended December 31, 2023, 2022 and 2021, respectively.

Defined Benefit Pension Plan

Prior to the Spin-Off certain of our employees participated in a defined benefit pension plan (the "Shared Plan") sponsored by Honeywell which includes participants of other Honeywell subsidiaries and operations. We accounted for our participation in the Shared Plan as a multi-employer benefit plan. Accordingly, we did not record an asset or liability to recognize the funded status of the Shared Plan. The related pension expense was allocated based on annual service cost of active participants and reported within Costs of goods sold and Selling, general and administrative expenses in the Statements of Operations.

As of the date of separation from Honeywell, these employees' entitlement to benefits in Honeywell's plans was frozen and they will accrue no further benefits in Honeywell's plans. Honeywell retained the liability for benefits payable to eligible employees, which are based on age, years of service and average pay upon retirement.

Upon consummation of the Spin-Off, AdvanSix employees who were participants in a Honeywell defined benefit pension plan became participants in the AdvanSix defined benefit pension plan ("AdvanSix Retirement Earnings Plan"). The AdvanSix Retirement Earnings Plan has the same benefit formula as the Honeywell defined benefit pension plan. Moreover, vesting service, benefit accrual service and compensation credited under the Honeywell defined benefit pension plan apply to the determination of pension benefits under the AdvanSix Retirement Earnings Plan. Benefits earned under the AdvanSix Retirement Earnings Plan shall be reduced by the value of benefits accrued under the Honeywell plans.

The following tables summarize the balance sheet impact, including the benefit obligations, assets and funded status associated with the AdvanSix Retirement Earnings Plan.

Change in benefit obligation:		2023		2022		2021
Benefit obligation at January 1,	$	80,174	$	91,389	$	89,137
Service Cost		4,906		6,860		7,817
Interest Cost		4,048		2,436		2,071
Actuarial losses (gains)		6,636		(18,665)		(6,342)
Benefits Paid		(2,494)		(1,846)		(1,294)
Benefit obligation at December 31,	$	93,270	$	80,174	$	91,389
Change in plan assets:						
Fair value of plan assets at January 1,		77,362		71,252		48,444
Actual return on plan assets		11,216		(12,044)		6,572
Benefits paid		(2,494)		(1,846)		(1,294)
Company Contributions		—		20,000		17,530
Fair value of plan assets at December 31,		86,084		77,362		71,252
Under-Funded status of plan	$	7,186	$	2,812	$	20,137
Amounts recognized in Balance Sheet consists of:						
Accrued pension liabilities-current [(1)]	$	3,526	$	2,812	$	1,894
Accrued pension liabilities-noncurrent [(2)]		3,660		—		18,243
Total pension liabilities recognized	$	7,186	$	2,812	$	20,137

(1) Included in accrued liabilities on Balance Sheet
(2) Included in postretirement benefit obligations on Balance Sheet

Pension amount recognized in accumulated other comprehensive loss (income) associated with the Company's pension plan are as follows for:

		Years Ended December 31,				
		2023		2022		2021
Transition obligation	$	—	$	—	$	—
Prior service cost		—		—		—
Net actuarial (gain) loss		(1,271)		(1,087)		1,071
Pension amounts recognized in other comprehensive loss (income)	$	(1,271)	$	(1,087)	$	1,071

The components of net periodic benefit cost and other amounts recognized in other comprehensive income for our pension plan include the following components:

	Years Ended December 31,					
	2023		**2022**		**2021**	
Net periodic pension cost (benefit)						
Service cost	$	4,906	$	6,860	$	7,817
Interest cost		4,048		2,436		2,071
Expected return on plan assets		(4,396)		(4,463)		(2,924)
Recognition of actuarial losses		—		—		345
Net periodic Pension Cost		4,558		4,833		7,309
Other changes in benefits obligations recognized in other comprehensive loss (income)						
Actuarial losses (gains)		(184)		(2,157)		(10,335)
Total recognized in other comprehensive income		(184)		(2,157)		(10,335)
Total net periodic pension cost (benefit) recognized in Other comprehensive income	$	4,374	$	2,676	$	(3,026)

The estimated actuarial loss (gain) that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2023 and 2022 was nil.

Significant actuarial assumptions used in determining the benefit obligations and net periodic benefit cost for our pension plan were as follows:

Key actuarial assumptions used to determine benefit obligations at December 31,	2023	2022	2021
Effective discount rate for benefit obligation	5.1%	5.3%	3.1%
Expected annual rate of compensation increase	2.9%	2.9%	2.4%

Key actuarial assumptions used to determine the net periodic benefit cost for the years ended December 31,	2023	2022	2021
Effective discount rate for service cost	5.3%	3.1%	2.9%
Effective discount rate for interest cost	5.1%	2.7%	2.3%
Expected long-term rate of return	6.5%	6.5%	6.8%
Expected annual rate of compensation increase	2.9%	2.4%	2.4%

The discount rate for our pension plan reflects the current rate at which the associated liabilities could be settled at the measurement date of December 31 of a given year. To determine discount rates for our pension plan, we use a modeling process that involves matching the expected cash outflows of our benefit plan to a yield curve constructed from a portfolio of high quality, fixed-income debt instruments. We use the single weighted-average yield of this hypothetical portfolio as a discount rate benchmark.

The long-term expected rate of return on funded assets is developed by using forward-looking long-term return assumptions for each asset class. Management incorporates the expected future investment returns on current and planned asset allocations using information from external investment consultants as well as management judgment. A single rate is then calculated as the weighted average of the target asset allocation percentages and the long-term return assumption for each asset class.

The accumulated benefit obligation for our pension plan was $81.3 million, $69.3 million and $79.6 million as of December 31, 2023, 2022 and 2021, respectively.

Benefit payments, including amounts to be paid from Company assets, and reflecting expected future service, as appropriate, are expected to be paid during the following years:

2024	$	3,526
2025		4,079
2026		4,657
2027		5,174
2028		5,618
Thereafter		35,010

Our general funding policy for our pension plan is to contribute amounts at least sufficient to satisfy regulatory funding standards. The Company made pension plan contributions sufficient to satisfy pension funding requirements under the AdvanSix Retirement Earnings Plan as follows:

	Years Ended December 31,		
	2023	2022	2021
1st Quarter	$ —	$ —	$ 1,200
2nd Quarter	—	10,000	3,620
3rd Quarter	—	5,000	12,710
4th Quarter	—	5,000	—
Total	$ —	$ 20,000	$ 17,530

The Company expects to make pension plan contributions during 2024 sufficient to satisfy pension funding requirements of nil to $5.0 million as well as evaluate contributions in future years sufficient to satisfy pension funding requirements in those periods.

The pension plan assets are invested through a master trust fund. The strategic asset allocation for the trust fund is selected by the Company's Investment Committee reflecting the results of comprehensive asset and liability modeling. The Investment Committee establishes strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk.

The target asset allocation percent for the Company's pension plan assets is summarized as follows:

	Years Ended December 31,	
	2023	2022
Cash and cash equivalents	3%	2%
US and non-US equity securities	64%	65%
Fixed income / real estate / other securities	33%	33%
Total Pension Assets	100%	100%

Fixed income and other securities include investment grade securities covering the Treasury, agency, asset-backed, mortgage-backed and credit sectors of the U.S. Bond Market, as well as listed real estate companies and real estate investment trusts located in both developed and emerging markets.

	Fair Value at December 31,		
Fair Value Measurements	2023	2022	2021
Investments valued using NAV per share			
Emerging Markets Region Equities	$ 4,839	$ 4,427	$ 4,249
International Region Equities	16,975	14,370	13,303
United States Equities	38,324	31,235	34,273
United States Bonds	22,987	20,115	17,357
Real Estate	1,391	1,563	599
Cash Fund	1,567	5,652	1,471
Total Pension Plan Assets at Fair Value	$ 86,083	$ 77,362	$ 71,252

The pension plan assets are invested in collective investment trust funds as shown above. These investments are measured at fair value using the net asset value per share practical expedient and have not been classified in the fair value hierarchy.

Note 11. Fair Value Measurements

Financial and non-financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The pension plan assets are invested in collective investment trust funds. These investments are measured at fair value using the net asset value per share practical expedient. Investments valued using the net asset value method (NAV) (or its equivalent) practical expedient are excluded from the fair value hierarchy disclosure.

The Company's Consolidated Balance Sheets include Cash and cash equivalents, Accounts receivable and Accounts payable all of which are recorded at amounts which approximate fair value.

The Company also has assets that are required to be recorded at fair value on a non-recurring basis. These assets are evaluated when certain triggering events occur (including a decrease in estimated future cash flows) that indicate the asset should be evaluated for impairment. Goodwill and indefinite lived intangible assets must be evaluated at least annually.

Note 12. Derivative and Hedging Instruments

The specific credit and market, commodity price and interest rate risks to which the Company is exposed in connection with its ongoing business operations are described below. This discussion includes an explanation of the hedging instrument and interest rate swap agreements, used to manage the Company's interest rate risk associated with a fixed and floating-rate borrowing.

For cash flow hedges, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is recorded in Other comprehensive income. Those amounts are reclassified to earnings in the same income statement line item that is used to present the earnings effect of the hedged item when the hedged item affects earnings.

Credit and Market Risk – Financial instruments, including derivatives, expose the Company to counterparty credit risk for non-performance and to market risk related to changes in commodity prices, interest rates and foreign currency exchange rates. The Company manages its exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. The Company's counterparties in derivative transactions are substantial investment and commercial banks with significant experience using such derivative instruments. The Company monitors the impact of market risk on the fair value and cash flows of its derivative and other financial instruments considering reasonably possible changes in commodity prices, interest rates and foreign currency exchange rates and restricts the use of derivative financial instruments to hedging activities.

The Company continually monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The terms and conditions of credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer. The Company did not have any customers with significant concentrations of trade accounts receivable – net at December 31, 2023 and December 31, 2022, respectively. Allowance for doubtful accounts is calculated based upon the Company's estimate of expected credit losses over the life of exposure based upon both historical information as well as future expected losses.

Commodity Price Risk Management – The Company's exposure to market risk for commodity prices can result in changes in the cost of production. We primarily mitigate our exposure to commodity price risk by using long-term, formula-based price contracts with our suppliers and formula-based price agreements with customers. Our customer agreements provide for price adjustments based on relevant market indices and raw material prices and generally do not include take-or-pay terms. We may also enter into forward commodity contracts with third-parties designated as hedges of anticipated purchases of several commodities. Forward commodity contracts are marked-to-market, with the resulting gains and losses recognized in earnings, in the same category as the items being hedged, when the hedged transaction is recognized. At December 31, 2023 and 2022, we had zero contracts with notional amounts related to forward commodity agreements.

Interest Rate Risk Management – The Company entered into an interest rate swap agreement for a total notional amount of $50 million to exchange floating for fixed rate interest payments for our LIBOR-based borrowings. The interest rate swap had a fair value of zero at inception, was effective July 31, 2019 and matured on February 21, 2023. In accordance with ASC 815, the Company designated the interest rate swap as a cash flow hedge of floating-rate borrowings. The interest rate swap converted the Company's interest rate payments on the first $50 million of variable-rate, 1-month LIBOR-based debt to a fixed interest rate. The interest rate swap involved the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the interest rate swap without an exchange of the underlying principal amount. At December 31, 2023, the Company has no derivatives designated as hedging instruments under ASC 815 and has had no fair value adjustments related to cash flow hedging for the year ended December 31, 2023.

For the year ended December 31, 2023, the Company reclassified a gain of $0.2 million on the cash flow hedge from Accumulated other comprehensive income ("AOCI") to earnings.

Note 13. Commitments and Contingencies

Litigation

The Company is subject to a number of lawsuits, investigations and disputes, some of which involve substantial amounts claimed, arising out of the conduct of the Company or other third-parties in the normal and ordinary course of business. A liability is recognized for any contingency that is probable of occurrence and reasonably estimable. The Company continually assesses the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on an analysis of each matter with the assistance of legal counsel and, if applicable, other experts.

Given the uncertainty inherent in such lawsuits, investigations and disputes, the Company does not believe it is possible to develop estimates of reasonably possible loss in excess of current accruals for these matters. Considering the Company's past experience and existing accruals, the Company does not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on the Company's Consolidated Balance Sheets, results of operations or cash flows. Potential liabilities are subject to change due to new developments, changes in settlement strategy or the impact of evidentiary requirements, which could cause the Company to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on the Company's consolidated results of operations, balance sheet and/or operating cash flows in the periods recognized or paid.

We assumed from Honeywell all health, safety and environmental ("HSE") liabilities and compliance obligations related to the past and future operations of our current business, as well as all HSE liabilities associated with our three current manufacturing locations and the other locations used in our current operations, including any cleanup or other liabilities related to any contamination that may have occurred at such locations in the past. Honeywell retained all HSE liabilities related to former business locations or the operation of our former businesses. Although we have ongoing environmental remedial obligations at certain of our facilities, in the past three years, the associated remediation costs have not been material, and we do not expect our known remediation costs to be material for 2024.

Unconditional Purchase Obligations

In the normal course of business, the Company makes commitments to purchase goods with various vendors in the normal course of business which are consistent with our expected requirements and primarily relate to cumene, sulfur and natural gas as well as a long-term agreement for loading, unloading and the handling of a portion of our ammonium sulfate export volumes.

Future minimum payments for these unconditional purchase obligations as of December 31, 2023 are as follows (dollars in thousands):

Year	Amount
2024	$ 432,233
2025	14,884
2026	7,695
2027	6,787
2028	5,940
Thereafter	71,280
	$ 538,819

Note 14. Changes in Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	Currency Translation Adjustment	Postretirement Benefit Obligations Adjustment	Changes in Fair Value of Effective Cash Flow Hedges	Accumulated Other Comprehensive Income (loss)
Balance at December 31, 2020	$ (5,069)	$ (8,729)	$ (2,334)	$ (16,132)
Other comprehensive income (loss)	(43)	10,334	519	10,810
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	1,836	1,836
Income tax expense (benefit)	—	(2,487)	(566)	(3,053)
Current period change	(43)	7,847	1,789	9,593
Balance at December 31, 2021	(5,112)	(882)	(545)	(6,539)
Other comprehensive income (loss)	14	2,158	1,576	3,748
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	(671)	(671)
Income tax expense (benefit)	—	(518)	(217)	(735)
Current period change	14	1,640	688	2,342
Balance at December 31, 2022	(5,098)	758	143	(4,197)
Other comprehensive income (loss)	63	184	(197)	50
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—	—
Income tax expense (benefit)	—	(44)	47	3
Current period change	63	140	(150)	53
Balance at December 31, 2023	$ (5,035)	$ 898	$ (7)	$ (4,144)

Note 15. Earnings Per Share

The details of the earnings per share calculations for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Years Ended December 31,		
	2023	2022	2021
Basic			
Net Income	$ 54,623	$ 171,886	$ 139,791
Weighted average common shares outstanding	27,302,254	27,969,436	28,152,876
EPS – Basic	$ 2.00	$ 6.15	$ 4.97

	Years Ended December 31,		
	2023	2022	2021
Diluted			
Net Income	$ 54,623	$ 171,886	$ 139,791
Weighted average common shares outstanding – Basic	27,302,254	27,969,436	28,152,876
Dilutive effect of unvested equity awards	705,376	1,061,671	892,310
Weighted average common shares outstanding – Diluted	28,007,630	29,031,107	29,045,186
EPS – Diluted	$ 1.95	$ 5.92	$ 4.81

Diluted EPS is computed based upon the weighted average number of common shares outstanding for the year plus the dilutive effect of common stock equivalents using the treasury stock method and the average market price of our common stock for the year.

The diluted EPS calculations exclude the effect of stock options when the options' assumed proceeds exceed the average market price of the common shares during the period. For the years ended December 31, 2023, 2022 and 2021, stock options of 475,359, 172,808 and 400,205, respectively, were anti-dilutive and excluded from the computations of dilutive EPS.

In September 2017, the Board of Directors (the "Board") adopted the AdvanSix Inc. Deferred Compensation Plan (the "DCP"), effective January 1, 2018. Pursuant to the DCP, our directors may elect to defer their cash retainer fees and allocate their deferrals to the AdvanSix stock unit fund. Each unit allocated under the stock unit fund represents the economic equivalent of one share of common stock. Units are paid out in shares of AdvanSix common stock upon distribution. As of December 31, 2023, a total of 75,669 units were allocated to the AdvanSix stock unit fund under the DCP.

On May 4, 2018, the Company announced that the Board authorized a share repurchase program of up to $75 million of the Company's common stock. On February 22, 2019, the Company announced that the Board authorized a share repurchase program of up to an additional $75 million of the Company's common stock, which was in addition to the remaining capacity available under the May 2018 share repurchase program. Repurchases may be made, from time to time, on the open market, including through the use of trading plans intended to qualify under Rule 10b5-1 of the Exchange Act of 1934, as amended (the "Exchange Act"). The size and timing of these repurchases will depend on pricing, market and economic conditions, legal and contractual requirements and other factors. The share repurchase program has no expiration date and may be modified, suspended or discontinued at any time. The par value of the shares repurchased is applied to Treasury stock and the excess of the purchase price over par value is applied to Additional paid in capital. During 2023, the Company had repurchased 1,317,402 shares of common stock, including 261,364 shares withheld to cover the tax withholding obligations in connection with the vesting awards, for an aggregate of $45.9 million at a weighted average market price of $34.86 per share. The purchase of shares reduces the weighted average number of shares outstanding in the basic and diluted earnings per share calculations.

Note 16. Stock-Based Compensation Plans

On September 8, 2016, prior to the Spin-Off, our Board adopted, and Honeywell, as our sole stockholder, approved, the 2016 Stock Incentive Plan of AdvanSix Inc. and its Affiliates, and the material terms of performance-based compensation were approved by the Company's stockholders for tax purposes at our 2017 annual meeting of stockholders (the "Original Plan"). The Original Plan was amended and restated as the 2016 Stock Incentive Plan of AdvanSix Inc. and its Affiliates, as Amended and Restated, which was approved by stockholders of the Company at the Annual Meetings of Stockholders held on June 23, 2020 and subsequently on June 15, 2022 (the "Equity Plan"). As a result, no further grants will be made under the Original Plan. The Equity Plan provides for the grant of stock options, stock appreciation rights, performance awards, restricted stock units, restricted stock, other stock-based awards and non-share-based awards. The maximum aggregate number of shares of our common stock that may be issued under all stock-based awards granted under the Equity Plan is 2,615,100, subject to adjustment in accordance with the terms of the Equity Plan. Under the Equity Plan, the shares underlying all full-value awards, including those granted to non-employee directors, will be counted against the share reserve on a 1.55-for-one basis. Shares underlying stock option awards and SARs will be counted against the share reserve on a one-for-one basis.

Under the terms of the Equity Plan, there were approximately 2,200,000 shares of AdvanSix common stock available for future grants of full-value awards at December 31, 2023.

Restricted Stock Units – The Company may grant RSUs to key management employees and directors that generally vest over periods ranging from 1 to 3 years. In the event cash dividends are paid to shareholders of common stock, dividend equivalents accrue on all unvested RSUs. Dividend equivalents are subject to the same termination and vesting terms as the underlying RSU. Upon vesting, the RSUs and related dividend equivalents entitle the holder to receive one share of AdvanSix common stock for each RSU and dividend equivalent at time of vesting and are payable in AdvanSix common stock upon vesting. The fair value of all stock-settled RSUs is based upon the market price of the underlying common stock as of the grant date.

The following table summarizes information about RSU activity related to the Equity Plan:

	Number of Restricted Stock Units (In Thousands)		Weighted Average Grant Date Fair Value (Per Share)
Non-vested at December 31, 2020	432	$	18.94
Granted	153		29.64
Vested	(115)		23.51
Forfeited	(28)		11.07
Non-vested at December 31, 2021	442		22.11
Granted	129		39.44
Vested	(110)		30.00
Forfeited	(65)		22.25
Non-vested at December 31, 2022	396		25.53
Granted	178	$	34.75
Vested	(218)	$	15.83
Forfeited	(19)	$	38.92
Non-vested at December 31, 2023	337	$	35.97

As of December 31, 2023, there was approximately $5.8 million of total unrecognized compensation cost related to non-vested RSUs granted under the Equity Plan which is expected to be recognized over a weighted-average period of 1.2 years.

The following table summarizes information about the income statement impact from RSUs for the Years Ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,					
	2023		2022		2021	
Compensation expense	$	4,049	$	3,471	$	3,544
Future income tax benefit recognized	$	1,107	$	927	$	887

Stock Options – The exercise price, term and other conditions applicable to each option granted under the Equity Plan are generally determined by the Compensation Committee of the Board. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The fair value is recognized as an expense over the employee's requisite service period (generally the vesting period of the award). Options generally vest over periods ranging from 1 to 3 years.

The following table summarizes information about the income statement impact from stock options for the years ended December 31, 2023, 2022 and 2021.

	Years Ended December 31,					
	2023		2022		2021	
Compensation expense	$	1,651	$	1,467	$	1,410
Future income tax benefit recognized	$	1,215	$	1,033	$	1,030

The fair value related to stock options granted was determined using Black-Scholes option pricing model and the weighted average assumptions are shown in the table below:

	Years Ended December 31,		
Key Black-Scholes Assumptions	2023	2022	2021
Risk-free interest rate	4.1%	1.8%	.8%
Expected term (years)	6	6	6
Volatility	46.5%	40.2%	35.6%
Dividend yield	1.4%	1.3%	—
Fair value per stock option	$18.04	$14.01	$10.34

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Volatility is determined based on the average volatility of peer companies with similar option terms. The expected term is determined using a simplified approach, calculated as the mid-point between the vesting period and the contractual term of the award. The risk-free interest rate is determined based upon the yield of an outstanding U.S. Treasury note with a term equal to the expected term of the option granted.

The following table summarizes information about stock option activity related to the Equity Plan:

	Number of Shares (In Thousands)	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	759	$ 25.44	7.97	$ —
Exercisable at December 31, 2020	326	$ 32.16	6.84	$ —
Granted	160	29.21		
Exercised	20	27.55		
Forfeited	(33)	21.29		
Expired	—	—		
Outstanding at December 31, 2021	906	26.13	7.42	$ 19,123
Exercisable at December 31, 2021	443	$ 29.42	6.54	$ 7,895
Granted	123	39.13		
Exercised	(69)	24.23		
Forfeited	(21)	27.81		
Expired	(56)	30.94		
Outstanding at December 31, 2022	883	27.97	6.81	$ 8,870
Exercisable at December 31, 2022	578	$ 27.49	6.06	$ 6,082
Granted	86	41.15		
Exercised	(9)	28.14		
Forfeited	—	—		
Expired	(3)	33.27		
Outstanding at December 31, 2023	957	29.26	6.17	$ 4,446
Exercisable at December 31, 2023	728	$ 26.47	5.46	$ 4,412

The aggregate intrinsic values in the table above represent the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received had all option holders exercised their in-the-money options at year-end. The amount changes based on the fair market value of the Company's stock.

As of December 31, 2023, there was $1.2 million of unrecognized stock-based compensation expense related to stock options that is expected to be recognized over a weighted average period of approximately 0.8 years.

Performance Stock Units – The Company may issue PSUs to key senior management employees which, upon vesting, convert one-for-one to AdvanSix common stock. In the event cash dividends are paid to shareholders of common stock, dividend equivalents will accrue on all unvested PSUs. Dividend equivalents are subject to the same termination, vesting and performance terms as the underlying PSU award. The actual number of shares an employee receives for each PSU and related dividend equivalent depends on the Company's performance against certain metrics, including cumulative Earnings Per Share and average annual Return on Investment goals over three-year performance and vesting periods. Commencing with the 2021 awards, a market-based factor has the potential to increase or decrease the performance award by 10%. This metric is calculated based upon how the Company's Total Shareholder Return compared to that of its peer group over the vesting period. Each grantee is granted a target level of PSUs and may earn between 0% and 200% of the target level depending on the Company's performance against the financial goals.

The following table summarizes information about PSU activity related to the Equity Plan:

	Number of Performance Stock Units (In Thousands)	Weighted Average Grant Date Fair Value (Per Share)
Non-vested at December 31, 2020	347	20.77
Granted	128	29.21
Vested	(6)	9.47
Forfeited	(65)	32.25
Non-vested at December 31, 2021	404	20.04
Granted	101	41.63
Vested	(78)	30.69
Forfeited	(32)	22.30
Non-vested at December 31, 2022	395	23.04
Granted	93	42.63
Vested	(193)	14.29
Forfeited	(1)	38.84
Non-vested at December 31, 2023	294	$ 37.77

The fair value of the PSUs is principally based on the fair market value of the Company's stock at the grant date. The number of underlying shares to be issued will be based on actual performance achievement over the performance period. The accrual of compensation costs is based on our estimate of the probable expected value of the award. The fair value of each PSU grant is amortized monthly into compensation expense on a straight-line basis over a vesting period of 36 months. Changes in expected probable value are recorded as compensation expense on a catch-up basis in the month in which the change is identified. Any remaining balance is amortized monthly into compensation expense on a straight-line basis over the remaining vesting period. The Company assumes that forfeitures will be minimal, and estimates forfeitures at time of issuance, which results in a reduction in compensation expense. As the payout of PSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the PSUs. The Company initiated a dividend during the fourth quarter of 2021.

As of December 31, 2023, there was approximately $3.3 million of total unrecognized compensation cost related to non-vested PSUs granted under the Equity Plan which is expected to be recognized over a weighted-average period of 1.1 years.

The following table summarizes information about the income statement impact from PSUs for the year ended December 31, 2023, 2022 and 2021.

	Years Ended December 31,		
	2023	2022	2021
Compensation expense	$ 2,612	$ 5,343	$ 6,345
Future income tax benefit recognized	$ 703	$ 840	$ 667

Note 17. Goodwill and Intangible Assets

Intangible assets with finite lives acquired through a business combination are recorded at fair value, less accumulated amortization. Customer relationships and trade-names are amortized on a straight-line basis over their expected useful lives of 15 to 20 years and 5 years, respectively.

Goodwill

There was no change in the carrying amount of goodwill for the year ended December 31, 2023.

Finite-Lived Intangible Assets

Intangible assets subject to amortization were as follows:

	December 31, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$ 36,820	$ (3,760)	$ 33,060	$ 36,820	$ (1,854)	$ 34,966
Licenses	18,451	(5,996)	12,455	18,451	(5,074)	13,377
Trade names	1,100	(422)	678	1,100	(201)	899
Total	$ 56,371	$ (10,178)	$ 46,193	$ 56,371	$ (7,129)	$ 49,242

For the years ended December 31, 2023 and 2022, the Company recorded amortization expense on intangible assets of $3.0 million and $2.7 million, respectively.

The estimated aggregate amortization expense for each of the next five years is as follows:

Year	Amount
2024	$ 3,049
2025	3,049
2026	3,049
2027	2,866
2028	2,829

Note 18. Acquisitions

In February 2022, the Company acquired the stock of U.S. Amines, a leading North American producer of alkyl and specialty amines serving high-value end markets such as agrochemicals and pharmaceuticals for a purchase price of approximately $97.5 million, net of cash acquired. U.S. Amines employs approximately 50 people in the United States at manufacturing facilities in Bucks, AL and Portsmouth, VA.

In accordance with ASC 805, this transaction has been accounted for as a business combination. The Company used its best estimates and assumptions for items including, but not limited to, corporate name recognition, strong, long-lasting customer relationships and potential revenue growth from existing customers to assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date based on the information that was available as of the acquisition date. The transaction resulted in the Company acquiring tangible assets and finite-lived intangible assets, comprised of customer relationships (approximately $33 million) and trademarks (approximately $1 million) which reflect the value of the benefit derived from incremental revenue and related cash flows as a direct result of the customer relationships and name brand. These intangible assets are being amortized on a straight-line basis over their estimated useful lives of 20 years and 5 years, respectively. The residual amount of the purchase price in excess of the value of the tangible and definite-lived intangible assets was allocated to goodwill. Factors considered when identifying goodwill included, but are not limited to, a complementary business model and formula pricing mechanisms with a business that is adjacent to our ammonium sulfate adjuvant and solvent businesses, the enhancement of the Company's value chain through internal supply of products and raw materials, a new unique platform in the agrochemicals space as well as a number of opportunities to support further penetration into high-value applications. The U.S. Amines acquisition was not significant to our Consolidated Financial Statements, therefore, pro forma and post-acquisition results of operations have not been presented.

The following table summarizes the allocation of the purchase price consideration as of the acquisition date for the transaction noted above:

	Initially Reported as of March 31, 2022 (Preliminary)	Measurement Period Adjustment	December 31, 2022
Cash	$ 22,887	$ —	$ 22,887
Accounts receivable	15,117	—	15,117
Inventories	11,937	(3,048)	8,889
Other current assets	1,876	(167)	1,709
Property, plant and equipment	13,600	(8)	13,592
Intangible assets	31,400	2,600	34,000
Accounts payable	(1,487)	(88)	(1,575)
Accrued liabilities	(2,760)	—	(2,760)
Deferred income taxes	(12,243)	2,127	(10,116)
Net tangible and intangible assets	80,327	1,416	81,743
Goodwill	40,271	(1,671)	38,600
Total purchase price	$ 120,598	$ (255)	$ 120,343
Total purchase price	$ 120,598	$ (255)	$ 120,343
Less: Cash acquired	(22,887)	—	(22,887)
Total purchase price, net of cash received	97,711	(255)	97,456
Estimated working capital adjustment due from seller	878	(878)	—
Net cash paid	$ 98,589	$ (1,133)	$ 97,456
Goodwill deductible for tax purposes	$ —	$ —	$ —

The preliminary amounts presented in the table above pertained to the preliminary purchase price allocation reported in the Company's Form 10-Q for the first quarter ended March 31, 2022. The measurement period adjustment was primarily associated with the inventory valuation and a change to the deferred income tax liability. The Company does not believe that the measurement period adjustment had a material impact on its consolidated statements of operations, balance sheets or cash flows in the prior period previously reported.

In January 2021, the Company acquired certain assets associated with ammonium sulfate packaging, warehousing and logistics services in Virginia from Commonwealth Industrial Services, Inc. ("CIS") for approximately $9.5 million.

Note 19. Supplier Finance Programs

The Company has entered into a supply chain finance program with a financial intermediary providing participating suppliers the option to be paid by the intermediary earlier than the original invoice due date. AdvanSix's responsibility is limited to making payments to the intermediary based upon payment terms negotiated with the suppliers, regardless of whether the intermediary pays the supplier in advance of the original due date. The Company's payment terms with suppliers are consistent, regardless of whether a vendor participates in the supply chain finance program or not. All related agreements are terminable by either party upon at least 30 days' notice.

The total amount due to the financial intermediaries to settle supplier invoices under all of its supplier finance programs was approximately $17 million at December 31, 2023 and 2022. These amounts outstanding are included in Accounts payable.

Note 20. Other Non-operating (Income) Expense, Net

For the year ended December 31, 2023, Other non-operating (income) expense, net primarily includes a pre-tax gain of approximately $11.4 million related to the Company's exit from the Oben alliance, the unfavorable impact to pre-tax income of approximately $4.5 million associated with a licensee of certain legacy ammonium sulfate fertilizer technology assets closing its facility and the unfavorable impact to pre-tax income of approximately $2.4 million from the exit of certain low-margin oximes products.

Note 21. Subsequent Events

As announced on February 16, 2024, the Board declared a quarterly cash dividend of $0.160 per share on the Company's common stock, payable on March 18, 2024 to stockholders of record as of the close of business on March 4, 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud have been, or will be, detected.

Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of our management, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level as of December 31, 2023, the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for its assessment of the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework* (2013).

Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2023.

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, as stated in their report, which is included in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Changes in Internal Control over Financial Reporting

Management has not identified any change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Insider Trading Arrangements

On November 9, 2023, Achilles B. Kintiroglou, the Company's Senior Vice President, General Counsel and Corporate Secretary, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The plan provides for the sale of 17,518 shares and 8,130 stock options. Mr. Kintiroglou's plan will expire on February 28, 2025.

On December 8, 2023, Erin N. Kane, the Company's President and Chief Executive Officer, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The plan provides for the sale of 60,000 shares. Ms. Kane's plan will expire on March 7, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

Information relating to the directors and executive officers of the Company, as well as information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, as required by this Item 10, will be contained in our definitive Proxy Statement to be filed with the SEC in connection with our 2024 annual meeting of stockholders pursuant to Regulation 14A not later than 120 days after December 31, 2023 (the "2024 Proxy Statement"), and such information is incorporated herein by reference. Certain other information relating to the Executive Officers of AdvanSix appears in Part I of this Annual Report on Form 10-K under the heading "Information about our Executive Officers".

The members of the Audit Committee of our Board of Directors (the "Board") are: Daniel F. Sansone (Chair), Farha Aslam and Sharon S. Spurlin. The Board has determined that each of Mr. Sansone, Ms. Aslam and Ms. Spurlin has been designated as an audit committee financial expert as defined by applicable SEC rules and that each of Mr. Sansone, Ms. Aslam and Ms. Spurlin satisfies the accounting or related financial management expertise criteria established by the NYSE. All members of the Audit Committee are independent as that term is defined in applicable SEC rules and NYSE listing standards.

AdvanSix's corporate governance policies and procedures, including the Code of Business Conduct, Corporate Governance Guidelines and Charters of the Committees of the Board are available, free of charge, on our website under the heading Investor Relations (see Corporate Governance) at https://investors.advansix.com/corporate-governance/governance-documents, or by writing to AdvanSix Inc., 300 Kimball Drive, Suite 101, Parsippany, New Jersey 07054, c/o Corporate Secretary. AdvanSix's Code of Business Conduct applies to all AdvanSix directors, officers (including the Chief Executive Officer, Chief Financial Officer and Controller) and employees. Amendments to or waivers of the Code of Business Conduct granted to any of AdvanSix's directors or executive officers will be published on our website within four business days of such amendment or waiver.

Item 11. Executive Compensation

Information relating to executive compensation and the Compensation Committee, as required by this Item 11, will be contained in the 2024 Proxy Statement, and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information relating to certain beneficial ownership of certain stockholders and management, as well as certain other information required by this Item 12, will be contained in the 2024 Proxy Statement, and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information relating to certain relationships and related transactions, as required by this Item 13, will be contained in the 2024 Proxy Statement, and such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information relating to fees paid to and services performed by PricewaterhouseCoopers LLP and our Audit Committee's pre-approval policies and procedures with respect to non-audit services, as required by this Item 14, will be contained in the 2024 Proxy Statement, and such information is incorporated herein by reference.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial Statements	Page Number
Report of Independent Registered Public Accounting Firm	42
Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021	44
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	45
Consolidated Balance Sheets at December 31, 2023 and 2022	46
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	47
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021	48
Notes to Consolidated Financial Statements	49

(a)(2) Financial Statement Schedules

None

(a)(3) Exhibits

See the Exhibit Index of this Annual Report on Form 10-K

Item 16. Form 10-K Summary

The Company has elected not to include a Form 10-K summary under this Item 16.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Separation and Distribution Agreement, dated as of September 22, 2016, between Honeywell International Inc. and AdvanSix Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 28, 2016).
3.1	Amended and Restated Certificate of Incorporation of AdvanSix Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019).
3.2	Amended and Restated By-laws of AdvanSix Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 20, 2023)
4.1	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on February 21, 2020).
10.1	Transition Services Agreement, dated as of September 28, 2016, between Honeywell International Inc. and AdvanSix Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 28, 2016).
10.2	Tax Matters Agreement, dated as of September 22, 2016, between Honeywell International Inc. and AdvanSix Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 28, 2016).
10.3	Offer of Employment Letter between Honeywell International Inc. and Erin N. Kane, dated April 19, 2016 (incorporated by reference to Exhibit 10.9 to the Company's Amendment No. 1 to Form 10 filed on July 25, 2016). †
10.4	Offer of Employment Letter between Honeywell International Inc. and Michael Preston, dated May 13, 2016 (incorporated by reference to Exhibit 10.11 to the Company's Amendment No. 1 to Form 10 filed on July 25, 2016). †
10.5	Offer of Employment Letter between AdvanSix Inc. and Achilles B. Kintiroglou, dated February 24, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2020) †
10.6	Offer of Employment Letter between AdvanSix Inc. and Kelly Slieter, dated May 25, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on July 31, 2020) †
10.7	Offer of Employment Letter between AdvanSix Inc. and Christopher Gramm, dated as of August 19, 2016 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on October 3, 2016). †
10.8	2016 Stock Incentive Plan of AdvanSix Inc. and its Affiliates (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on October 3, 2016). †
10.9	2016 Stock Incentive Plan of AdvanSix Inc. and its Affiliates, as Amended and Restated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 23, 2020).
10.10	2016 Stock Incentive Plan of AdvanSix Inc. and its Affiliates, as Amended and Restated (effective June 15, 2022) (incorporated by reference to the Company's Current Report on Form 8-K filed on June 16, 2022) †
10.11	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the AdvanSix Inc. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on October 3, 2016). †

Exhibit No.	Description
10.12	Form of Restricted Stock Unit Agreement for Executive Officers under the AdvanSix Inc. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2017). †
10.13	Form of Restricted Stock Unit Agreement for Executive Officers under the AdvanSix Inc. 2016 Stock Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 5, 2023). †
10.14	Form of Performance Stock Unit Agreement under the AdvanSix Inc. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2017). †
10.15	Form of Performance Stock Unit Agreement for Executive Officers under the AdvanSix Inc. 2016 Stock Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 5, 2023). †
10.16	Form of Stock Option Award Agreement under the AdvanSix Inc. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2017). †
10.17	Form of Stock Option Award Agreement for Executive Officers under the AdvanSix Inc. 2016 Stock Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 5, 2023). †
10.18	AdvanSix Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2017). †
10.19	Executive Severance Pay Plan of AdvanSix Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 15, 2017). †
10.20	Form of Noncompete Agreement for Senior Executives (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2018). †
10.21	Amended and Restated Caprolactam and Polymer Supply Agreement dated as of Jan 1, 2019, by and between AdvanSix Resins Chemicals LLC and Shaw Industries Group, Inc. (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed with the SEC on February 22, 2019) *
10.22	Amendment No. 1 and Amendment No. 2 to Amended and Restated Caprolactam and Polymer Supply Agreement, dated as of October 1, 2021 and January 1, 2023, respectively, by and between AdvanSix Resins Chemicals LLC and Shaw Industries Group, Inc. (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the SEC on February 17, 2023)**
10.23	Credit Agreement, dated as of October 27, 2021, among AdvanSix Inc., the lenders party thereto and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 29, 2021).
10.24	First Amendment to Credit Agreement, dated as of June 27, 2023, among AdvanSix Inc., the lenders party thereto and Truist Bank, as administrative agent (with annexed Amended and Restated Credit Agreement) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2023).
21.1	List of subsidiaries of AdvanSix Inc. (incorporated by reference to Exhibit 21.1 to Amendment No. 4 to the Registration Statement of AdvanSix Inc. on Form 10 dated and filed with the SEC on August 31, 2016 and effective as of September 8, 2016).
23.1	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K).
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer.

Exhibit No.	Description
32.1	Section 1350 Certification of the Company's Principal Executive Officer. The information contained in this Exhibit shall not be deemed filed with the SEC nor incorporated by reference in any registration statement filed by the registrant under the Securities Act of 1933, as amended.
32.2	Section 1350 Certification of the Company's Principal Financial Officer. The information contained in this Exhibit shall not be deemed filed with the SEC nor incorporated by reference in any registration statement filed by the registrant under the Securities Act of 1933, as amended.
97.1	AdvanSix Inc. Incentive Compensation Recovery Policy, effective as of September 20, 2023. †
99.1	Information Statement of AdvanSix Inc. (incorporated by reference to Exhibit 99.1 to Amendment No. 5 to the Registration Statement of AdvanSix Inc. on Form 10 dated and filed with the SEC on September 7, 2016 and effective as of September 8, 2016).
101.INS	Inline XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Indicates management contract or compensatory plan.

* Confidential treatment has been granted for certain information contained in Exhibit 10.21 and the omitted portions have been filed separately with the SEC.

** Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ADVANSIX INC.

Date: February 16, 2024

By: /s/ Michael Preston

Michael Preston

Senior Vice President and Chief Financial Officer (on behalf of the registrant and as the registrant's Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Erin N. Kane, Michael Preston, and Achilles Kintiroglou, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

/s/ Erin N. Kane	/s/ Todd D. Karran
Erin N. Kane	Todd D. Karran
Chief Executive Officer and Director	Independent Chairman of the Board
(Principal Executive Officer)	
/s/ Farha Aslam	/s/ Darrell K. Hughes
Farha Aslam	Darrell K. Hughes
Director	Director
/s/ Gena C. Lovett	/s/ Daniel F. Sansone
Gena C. Lovett	Daniel F. Sansone
Director	Director
/s/ Sharon S. Spurlin	/s/ Patrick S. Williams
Sharon S. Spurlin	Patrick S. Williams
Director	Director
/s/ Michael Preston	/s/ Christopher Gramm
Michael Preston	Christopher Gramm
Senior Vice President and Chief Financial Officer	Vice President and Controller
(Principal Financial Officer)	(Principal Accounting Officer)

February 16, 2024



WILLIAM W.
Maintenance Manager
Frankford AdvanSix

As a diversified chemistry company, AdvanSix plays a critical role in global supply chains, innovating and delivering essential chemistries that enable our customers to support a wide variety of end markets and applications that touch people's lives.

Our vital chemistries provide the nutrition for crops that feed the world, the packaging that increases the shelf life of food in the grocery store, the additives in vibrant paints that decorate homes, the nylon in the soft, durable carpet under our feet, and so much more.

CONTACT ADVANSIX

ADVANSIX.COM
1-844-890-8949 (TOLL FREE, U.S./CAN.)
1-973-526-1800 (INTERNATIONAL)

ADVANSIX **HEADQUARTERS**

300 Kimball Drive, Suite 101
Parsippany, NJ 07054

ADVANSIX
Good chemistry.